






Notice of 2024 Annual Meeting & Proxy Statement

Pinterest

Our mission

Our mission is to bring everyone the inspiration to create a life they love

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Our core values

Our core values bring Pinterest to life

PUT Pinners FIRST

AIM FOR EXTRAORDINARY

CREATE BELONGING

ACT AS ONE

WIN OR LEARN

Because we aim to achieve our ambitious goal of inspiring the world, our everyday work is grounded in core values that reflect the beliefs and principles we cherish most. This includes doing right by our users, making big bets and taking smart risks, maintaining a high standard of excellence and innovation, collaborating closely, and creating a culture of belonging.

Letter from the CEO



"As we enter into our fifth year as a public company, we are stronger and more efficient than ever before. We believe we are poised for continued growth and innovation and are executing on multiple compelling growth levers by focusing on product innovation to deepen monetization and margin expansion."

Dear fellow stockholders:

At Pinterest, we are deeply committed to our mission to bring everyone the inspiration to create a life they love. I am thrilled to share with you the progress we've made in 2023 and our plans to double-down on our momentum. Our work has never been more important than it is today, as more users turn to Pinterest as a respite from the negativity and the toxicity from the broader social media ecosystem. It is our intention to make our platform a positive and inspiring place for everyone — especially young people — and we believe our efforts are paying off. Our results over the past year are proving that a business model focused on positivity can be successful.

We had a transformative year in 2023. Despite macroeconomic challenges and uncertainty around the outlook for digital advertising, we rallied behind a strategy that works: growing users, deepening engagement, and improving monetization, which enabled us to grow through the downturn and achieve double-digit revenue growth in the back half of 2023.

As a result, we achieved strong growth in 2023. Pinterest delivered $3 billion in full year revenue for the first time ever, up 9 percent year-over-year, with an all-time high of 498 million monthly active users as of the end of 2023, up 11 percent versus 2022. We have also continued to deepen user engagement by focusing our strategy on what makes Pinterest so beloved and unique: human curation at scale, and a personalized and relevant experience, powered by AI. 2023 was also our most productive year yet. We made Pinterest more shoppable while accelerating product velocity across our most important priorities, fueling our growth and laying the foundation for the future.

The company is committed to our environmental, social and governance ("ESG") goals with oversight from the Board's Nominating and Corporate Governance Committee. We are pleased to be making progress in our ESG efforts by prioritizing the wellbeing of our employees, users, and the broader communities we serve. Last year, Pinterest was the founding signatory of the Inspired Internet Pledge – a call to action for tech companies and the broader industry to come together to make the internet a safer and healthier place for everyone. We have also invested $20 million to date in more than 60 organizations around the world that are working to advance youth mental health and emotional wellbeing. Our next ESG Impact Report, launching later this year, will provide additional information about our priorities and progress.

As we enter into our fifth year as a public company, we are stronger and more efficient than ever before. We believe we are poised for continued growth and innovation and are executing on multiple compelling growth levers by focusing on product innovation to deepen monetization and margin expansion. With a seasoned and world-class management team, which includes several leaders who joined in 2023, I firmly believe our best days are yet to come.

In closing, I'm grateful for our talented employees as well as our users, advertisers, partners and stockholders for their ongoing support and continued belief in our mission. It's an exciting time, and I am confident that the future of Pinterest is brighter than ever.

Sincerely,

Bill Ready
Chief Executive Officer



Performance highlights

Company overview

Our mission is to bring everyone the inspiration to create a life they love.

Pinterest is a visual discovery platform at the intersection of search, social and commerce. It is where you find and do what you love. With Pinterest, you can discover useful and relevant ideas that inspire you to do and shop.



Pinterest began as a tool to help people collect the things they were passionate about online. But it soon became apparent that the real joy was getting inspired by what other people shared and applying that inspiration to your own lives.

Users began using the platform to answer everyday questions like "What should I cook?" and "What should I wear?" They also used it for epic goals like getting a tattoo or building motorcycles. Whatever the interest, people have told us that life gets a little bit better when they can use these ideas to make more of their moments.

Today, 498 million people come to the platform every month to explore and experience more than 500 billion ideas that have been saved. We're proud to help people discover and do what they love. And the really exciting part is that we are just getting started.

Our headquarters are in San Francisco, CA. We have over 4,000 employees across the globe, including in the United States, Ireland, Germany, United Kingdom, France, Brazil, Mexico, Japan, Canada, Spain, Italy, Singapore, Netherlands, Poland and Australia.







Business and strategic highlights

Overview of 2023 results

Our key financial and operating results as of and for the year ended December 31, 2023, are as follows:

Revenue
$3,055M

Global Monthly active users ("MAUs")[1]
498M

Average revenue per user ("ARPU")[2]
$6.44

Net income (loss)
$(36)M

Adjusted EBITDA[3]
$683M

Monthly active users
(in millions)



- U.S. & Canada
- Europe
- Rest of World

Net income (loss)
(in millions)



- Net income (loss)

Revenue
(in millions)



- U.S. & Canada
- Europe
- Rest of World

Adjusted EBITDA
(in millions)



- Adj. EBITDA

Average revenue per user



- U.S. & Canada
- Europe
- Rest of World

[1] We define a monthly active user as an authenticated Pinterest user who visits our website, opens our mobile application or interacts with Pinterest through one of our browser or site extensions, such as the Save button, at least once during the 30-day period ending on the date of measurement. The number of MAUs do not include Shuffles users unless they would otherwise qualify as MAUs. We present MAUs based on the number of MAUs measured on the last day of the current period.

[2] We measure monetization of our platform through our average revenue per user metric. We define ARPU as our total revenue in a given geography during a period divided by average MAUs in that geography during the period. We calculate average MAUs based on the average of the number of MAUs measured on the last day of the current period and the last day prior to the beginning of the current period. We calculate ARPU by geography based on our estimate of the geography in which revenue-generating activities occur.

[3] We define Adjusted EBITDA, a non-GAAP measure, as net income (loss) adjusted to exclude depreciation and amortization expense, share-based compensation expense, interest income (expense), net, other income (expense), net, provision for income taxes, restructuring charges and non-cash charitable contributions. See Appendix A to this Proxy Statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Table of contents

Note about our websites and reports and forward-looking statements:

Website references are provided in this Proxy Statement for convenience only. The content of any referenced websites or reports, including any other websites or reports referenced or discussed in this Proxy Statement, are not deemed to be part of, nor incorporated by reference into, this Proxy Statement. We assume no liability for the content contained on the referenced websites.

This Proxy Statement may contain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are subject to substantial risks and uncertainties and are based on estimates and assumptions as of filing. All statements other than statements of historical facts included in the Proxy Statement, including statements about the company's goals, progress or expectations with respect to corporate responsibility, sustainability, corporate governance, executive compensation and other matters, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "believes," "estimates," "expects," "projects," "may," "will," "can," "intends," "plans," "targets," "forecasts," "anticipates," or and similar expressions, or the negative of these terms, and similar expressions intended to identify forward-looking statements.

 These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the forward-looking statements expressed or implied in this Proxy Statement. Such risks, uncertainties and other factors include those risks described in "Risk factors" and "Management's discussion and analysis of financial condition and results of operations" in the company's most recent Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission ("SEC") and other subsequent documents we file with the SEC. The inclusion of information related to our corporate responsibility efforts is not an indication that such topics are material to investors or the Company's results of operation, financial condition, or strategy as defined under U.S. and global laws or regulations.

Notice of annual meeting of stockholders

You are cordially invited to attend the 2024 annual meeting of stockholders ("annual meeting") on Thursday, May 23, 2024, at 8:00 a.m. Pacific Time, which we are holding exclusively online via live webcast at *www.virtualshareholdermeeting.com/PINS2024*. Whether or not you expect to attend the annual meeting, please vote, as instructed in these materials, as promptly as possible in order to ensure your representation at the annual meeting. Even if you have voted by proxy, you may still vote at the virtual annual meeting by following the instructions under "Voting and annual meeting information."

Voting items

Proposals		Board Vote Recommendation	For Further Details
1	To elect the three Class II nominees for director named in the accompanying Proxy Statement to hold office until the 2027 annual meeting of stockholders and until their successors have been duly elected and qualified, or until their office is otherwise vacated.	**"FOR"** each director nominee	**Page 10**
2	To approve, on a non-binding advisory basis, the compensation of our named executive officers ("say-on-pay").	**"FOR"**	**Page 34**
3	To ratify the audit and risk committee's selection of Ernst & Young LLP as the company's independent registered public accounting firm for fiscal year 2024.	**"FOR"**	**Page 54**

We will also conduct any other business properly brought before the annual meeting.

These proposals, as well as instructions for accessing the virtual annual meeting, are more fully described in the accompanying Proxy Statement. The record date for the annual meeting is March 27, 2024. Only stockholders of record at the close of business on that date may vote at the annual meeting or any adjournment thereof. We expect to begin mailing a notice of internet availability of proxy materials on or about April 10, 2024, to all stockholders of record entitled to vote at the annual meeting.

By Order of the Board of Directors

Wanji Walcott

Wanji Walcott
Chief Legal & Business Affairs Officer and Corporate Secretary
San Francisco, California
April 10, 2024

Important notice regarding the availability of proxy materials for Pinterest's 2024 annual meeting of stockholders: The notice, proxy statement and annual report are available at *www.proxyvote.com*.



Date and Time
Thursday, May 23, 2024, at 8:00 a.m. Pacific Time



Location
www.virtualshareholder meeting.com/PINS2024

Who Can Vote
Stockholders as of March 27, 2024 are entitled to vote

How to Vote



Internet
www.proxyvote.com



Phone
1-800-690-6903



Mail
Complete, sign and date the enclosed proxy card or voting instruction card and return it promptly in the envelope provided

Proxy summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

2024 annual meeting of stockholders

 **Date and Time**

To Be Held Online at 8:00 a.m. Pacific Time on Thursday, May 23, 2024

 **Location**

www.virtualshareholdermeeting.com/PINS2024

This Proxy Statement is furnished in connection with the solicitation of your proxy by our board of directors ("board") to vote at the 2024 annual meeting of stockholders ("annual meeting"), including at any adjournments or postponements of the annual meeting. This Proxy Statement contains information to be voted on at the annual meeting and certain other information required by Securities and Exchange Commission ("SEC") rules. In accordance with SEC rules, we are making our proxy materials available at www.proxyvote.com with an option to request a printed set be mailed to you. We expect to begin mailing a notice of internet availability of proxy materials on or about April 10, 2024, to all stockholders of record entitled to vote at the annual meeting. This notice contains instructions for viewing the proxy materials and voting online and requesting a printed set of proxy materials.

You are cordially invited to attend the annual meeting on **Thursday, May 23, 2024**, at 8:00 a.m. Pacific Time, which we are holding exclusively online via live webcast at *www.virtualshareholdermeeting.com/PINS2024*. Whether or not you expect to attend the annual meeting, please vote, as instructed in these materials, as promptly as possible in order to ensure your representation at the annual meeting. Even if you have voted by proxy, you may still vote at the virtual annual meeting by following the instructions under "Voting and annual meeting information".

Agenda

Proposals		Board Vote Recommendation	For Further Details
1	To elect the three Class II nominees for director named in the accompanying Proxy Statement to hold office until the 2027 annual meeting of stockholders and until their respective successors have been duly elected and qualified, or until their office is otherwise vacated.	**"FOR"** each director nominee	**Page 10**
2	To approve, on a non-binding advisory basis, the compensation of our named executive officers ("say-on-pay").	**"FOR"**	**Page 34**
3	To ratify the audit and risk committee's selection of Ernst & Young LLP as the company's independent registered public accounting firm for fiscal year 2024.	**"FOR"**	**Page 54**

Our board of directors

The following table provides summary information about each of our continuing directors, including the three nominees for election at the annual meeting.

		Name	Principal Occupation	Age	Director Since	Independent	Committee Memberships
Nominees for Election	**Class II**	**Fredric Reynolds**	Former EVP & CFO, CBS Corporation	73	2017	Yes	Audit Committee*
		Scott Schenkel	Former CFO & Interim CEO, eBay	56	2023	Yes	Audit Committee (chair)
		Andrea Wishom Lead Independent Director	President, Skywalker Holdings	54	2020	Yes	Compensation Committee**
Continuing Directors	**Class III**	**Leslie Kilgore**	Former Chief Marketing Officer, Netflix	58	2019	Yes	Compensation Committee (chair)
		Bill Ready	Chief Executive Officer, Pinterest	44	2022	No	None
		Benjamin Silbermann	Co-Founder and non-Executive Chair, Pinterest	41	2008	No	None
		Salaam Coleman Smith	Former EVP, ABC Family	54	2020	Yes	Audit Committee; Governance Committee***
		Jeffrey Jordan	Managing Partner, Andreessen Horowitz	65	2011	Yes	Governance Committee
	Class I	**Jeremy Levine**	Partner, Bessemer Venture Partners	50	2011	Yes	Governance Committee (chair)
		Gokul Rajaram	Former Corporate Development and Strategy Lead, DoorDash	49	2020	Yes	Compensation Committee
		Marc Steinberg	Senior Portfolio Manager, Elliott Management Corporation	34	2022	Yes	Audit Committee

* Our audit and risk committee is referred to as "audit committee" throughout this Proxy Statement. Mr. Schenkel became chair of the Audit Committee in February 2024.

** Our talent development and compensation committee is referred to as "compensation committee" throughout this Proxy Statement.

*** Our nominating and corporate governance committee is referred to as "governance committee" throughout this Proxy Statement.



Board snapshot

The following charts reflect the age, independence, tenure, gender and race/ethnicity of the members of our board continuing in office following the annual meeting, assuming the election of all nominees:

Age

- 3 < 45
- 6 45-60
- 2 > 60

Independence

- 9 Independent
- 2 Non-Independent

Tenure

- 5 less than 4 years
- 3 4-10 years
- 3 10+ years

Gender

- 8 Male
- 3 Female

Race/Ethnicity

- 3 Racially/Ethnically Diverse
- 1 Declined to disclose

Skills and experience

	Jeffrey Jordan	Leslie Kilgore	Jeremy Levine	Gokul Rajaram	Bill Ready	Frederic Reynolds	Scott Schenkel	Ben Silbermann	Salaam Coleman Smith	Marc Steinberg	Andrea Wishom
Governance	●	●	●	●	●	●			●	●	●
Management	●	●		●	●	●	●	●	●	●	●
Technology or Cybersecurity	●	●	●	●	●	●	●	●		●	
Finance	●	●	●			●	●		●	●	●
Sales and marketing	●	●				●			●		●
Global companies	●	●	●	●	●	●	●	●	●		●
Media & content	●	●		●		●		●	●	●	●
E-commerce	●	●	●	●	●		●		●	●	
Other public company board	●	●	●	●	●	●	●		●	●	●
Public company CEO	●				●		●	●			

For more information about our board members, see page 11 of this Proxy Statement.

Corporate governance highlights

Our corporate governance practices are designed to promote the long-term interests of our stockholders, strengthen board and management accountability and foster responsible decision-making. The following table summarizes our corporate governance policies and practices.

- ✔ lead independent director
- ✔ board chair and CEO roles held by two different people
- ✔ fully independent board committees
- ✔ diverse board in terms of skills, independence, gender, race/ethnicity
- ✔ regular board refreshment with 6 new directors since 2019
- ✔ board service limited to no more than 5 public companies, including the Pinterest board

- ✔ annual self-evaluation of the full board
- ✔ regular review of board succession planning
- ✔ minimum stock ownership requirement
- ✔ director resignation policy
- ✔ director retirement expectation
- ✔ proxy access for qualifying stockholders
- ✔ regular stockholder engagement

For more information about our corporate governance practices, see page 23 of this Proxy Statement.

Executive compensation highlights

We endeavor to maintain sound governance standards through the administration of our executive compensation program. The following tables summarize our compensation governance policies and practices.

What we do

- ✔ fully independent compensation committee
- ✔ independent compensation consultant to the compensation committee
- ✔ annual review of the compensation program, best practices and market trends
- ✔ majority of executive compensation tied to stock value

- ✔ annual review of succession plans for key officers
- ✔ "double trigger" termination required for vesting in equity in connection with change in control
- ✔ annual stockholder non-binding advisory vote on our compensation program (say-on-pay)
- ✔ clawback policy in the event of a financial restatement or misconduct
- ✔ minimum stock ownership requirement

What we don't do

- ✖ pension and executive retirement plans
- ✖ significant perquisites to executive officers
- ✖ supplemental executive benefits
- ✖ "single trigger" vesting in equity upon change in control

- ✖ employee and director hedging and pledging of our equity securities
- ✖ tax gross-ups on change in control payments
- ✖ dividends or equivalents on unvested equity awards

For more information about our executive compensation practices and policies, see page 35 of this Proxy Statement.

Election of directors

Proposal 1
Election of directors

Our board is currently comprised of twelve members. In accordance with our amended and restated certificate of incorporation (our "certificate of incorporation"), our board is divided into three staggered classes of directors. At the annual meeting, three Class II directors will stand for election for a three-year term. Each director's term continues until the election and qualification of their respective successor or until their office is otherwise vacated.

Evan Sharp, a current Class II director, is not standing for re-election and will retire from the board at the annual meeting, at which point the size of the board will be reduced to eleven directors, and the number of Class II directors will be reduced to three. Mr. Sharp's departure is not the result of any disagreement with the Company, the board or the management team. The board thanks Mr. Sharp for his dedicated service and many contributions to the Company, including co-founding Pinterest and leading its creative, product and design teams for over a decade.

Each of the nominees standing for election at the annual meeting currently serves as a director. Two of the three director nominees, Fredric Reynolds and Andrea Wishom, were most recently elected by our stockholders at the 2021 annual meeting of stockholders. In September 2023, our board appointed Scott Schenkel as a Class II director, who was recommended to the governance committee by a third party search firm.

Upon recommendation by our governance committee, the board has nominated each of them for election for a term of three years (through the 2027 annual meeting of stockholders) and until their respective successors have been duly elected and qualified, or until their office is otherwise vacated. Although Mr. Reynolds would be over the age of 72 at the time of the election at the annual meeting, our board, on the recommendation of our governance committee, has determined that it is in the best interests of the company and our stockholders to nominate Mr. Reynolds for reelection to the board because of his extensive audit expertise and knowledge of our business, and to provide continuity on the board during this upcoming year.

The board recommends a vote **FOR** each director nominee

Our board of directors

Board diversity

Our continuing board is composed of a diverse group of individuals, with diverse backgrounds, experience and skills relevant to our company. We believe the diversity, skills and experience of our directors provide us with a diverse range of perspectives and judgment necessary to guide our strategies and monitor their execution. Many of the directors have senior leadership experience at major U.S. and international companies. In these positions, they have also gained experience in areas such as management, financial planning, public company governance, sales and marketing, media and content, e-commerce, cyber security and international business. Many of our directors have experience serving on boards and board committees of other public companies and have an understanding of corporate governance practices and trends and different business processes, challenges and strategies. Further, our directors also have other experience that makes them valuable members of the board, including experience in established or growing technology companies.



Age
- 3 < 45
- 6 45-60
- 2 > 60

Independence
- 9 Independent
- 2 Non-Independent

Tenure
- 5 less than 4 years
- 3 4-10 years
- 3 10+ years

Gender
- 8 Male
- 3 Female

Race/Ethnicity
- 3 Racially/Ethnically Diverse
- 1 Declined to disclose

Board experience and expertise

The following reflects the experience and expertise of the members of our board continuing in office following the annual meeting, assuming the election of all nominees:

Governance

Governance experience supports our emphasis on strong board and management accountability, transparency, protection of stockholder interests and long-term value creation.

9 Directors

Management

Leadership and management experience enables our board to provide advice, guidance and assess the performance of our own management and workforce.

10 Directors

Technology or Cyber Security

Experience in the technology sector is valuable to effectively oversee and understand our product strategy, and expertise in cybersecurity/ privacy matters helps our board oversee these risks.

9 Directors

Finance

Financial expertise provides our board with the financial acumen necessary to inform its oversight of our financial performance and reporting, internal controls and long-term strategic planning.

8 Directors

Sales & Marketing

Experience in sales and marketing enables the directors to provide valuable advice and oversight over our ads business, sales and marketing activities and growth strategy.

5 Directors

Global

Experience leading large, global companies and teams helps the directors to advise us on our international growth and expansion.

10 Directors

Media & Content

Experience in the media industry and/or with content focused companies enables directors to meaningfully oversee long term strategy on content.

8 Directors

E-commerce

Experience with e-commerce supports us in developing and strengthening the shopping initiatives on our platform.

8 Directors

Other Public Company Board

Experience on other public company boards helps directors understand the operations of a public company and the applicable legal and regulatory risks.

10 Directors

Public Company CEO

Experience as a public company CEO and expertise in public company dynamics helps our management team with strategy, performance, prioritization and leadership.

4 Directors

Class II director nominees for election at the 2024 annual meeting of stockholders

Fredric Reynolds

Former Executive Vice President and Chief Financial Officer, CBS Corporation
Director since 2017



Fredric Reynolds served as Executive Vice President and Chief Financial Officer of CBS Corporation, a mass media company, from 2006 to 2009. From 2001 to 2005, he served as President and Chief Executive Officer of Viacom Television Stations Group and as Executive Vice President and Chief Financial Officer of Viacom Inc., a mass media company, from 2000 to 2001. He also served as Executive Vice President and Chief Financial Officer of Westinghouse Electric Corporation, a predecessor of CBS Corporation. Prior to that, Mr. Reynolds held several positions at PepsiCo, a food and beverage corporation, for twelve years, including Chief Financial Officer or Financial Officer at Pizza Hut, Pepsi-Cola International, Kentucky Fried Chicken Worldwide and Frito-Lay. Mr. Reynolds served on the board of directors of Hess Corporation from 2013 to 2019, MGM Corporation from 2010 to 2022 and Mondelez International, Inc. from 2007 to 2022.

Our committees

- Audit Committee (member)

Other current public boards

- RTX Corporation (formerly Raytheon Technologies) (lead director, member of governance and public policy committee and human capital and compensation committee)

Education

- Bachelor in Business Administration, University of Miami
- Certified Public Accountant

Relevant experience

Extensive financial, leadership and media expertise, management experience in a broad range of companies and service on the board of public companies

Scott Schenkel

Former Interim Chief Executive Officer and Chief Financial Officer, eBay Inc.
Director since 2023



Scott Schenkel has more than 30 years of global business and financial leadership expertise across e-commerce, healthcare, and technology businesses. As an operationally focused CFO, Mr. Schenkel's experience spans company, business unit and functional leadership with extensive knowledge in financial planning, analytics, strategy, audit, mergers and acquisitions, acquisition integration, Six Sigma and process improvement.

He most recently served as the Interim CEO of eBay Inc., a multinational e-commerce company, from September 2019 through April 2020 and its Senior Vice President and Chief Financial Officer, leading finance, analytics and information technology, as well as eBay's Classifieds business unit from 2015 to 2019. Prior to the eBay CFO role, Mr. Schenkel spent six years as Senior Vice President and Chief Financial Officer of eBay Marketplace, where he was responsible for overseeing finance, analytics, strategy and innovation across the business. He joined eBay in 2007 as Vice President of Global Financial Planning and Analytics.

Prior to eBay, Mr. Schenkel spent nearly 17 years at General Electric Company in a variety of financial leadership roles. Mr. Schenkel's last role at GE was the Chief Financial Officer of GE Healthcare Clinical Systems, a global healthcare equipment and clinical information technology solutions provider.

In addition to his public company boards, Mr. Schenkel has served on the board of directors of Forter since early 2022. He also serves on the TCU Neeley School of Business Board of Advisors.

Our committees

- Audit Committee (chair)

Other current public boards

- NetApp (chair of talent & compensation committee)

Education

- Bachelor of Science in Finance, Virginia Polytechnic Institute and State University's Pamplin College of Business

Relevant experience

Extensive financial, leadership and industry expertise, management experience in a broad range of companies and service on the board of public companies



Proxy

Andrea Wishom

President, Skywalker Holdings LLC
Director since 2020; Lead Independent Director

Andrea Wishom has served as President of Skywalker Holdings, LLC, a multi billion dollar diversified private holding company and family office since 2017. She oversees over a billion dollars in assets for various business units, human resources, finance, and all philanthropic and creative aspects for the company. Before joining Skywalker, Ms. Wishom spent over 20 years at Harpo Productions, an American multimedia production company. At Harpo Productions she held various production, programming, development and executive roles for The Oprah Winfrey Show, Harpo Studios and OWN: The Oprah Winfrey Network and most recently as the Executive Vice President. Ms. Wishom previously served on the board of directors of Nextdoor Holdings, Inc. from 2021 to 2023. She currently serves on the board of directors of several private companies, including Tory Burch LLC and Inflection AI.

Our committees

- Compensation Committee (member)

Other current public boards

- None

Education

- Bachelor of Arts in English, University of California, Berkeley

Relevant experience

Extensive experience in media industry and C-suite-level management experience

Class III directors continuing in office until the 2025 annual meeting of stockholders



Leslie Kilgore

Former Chief Marketing Officer, Netflix, Inc.
Director since 2019

Leslie Kilgore served as Chief Marketing Officer of Netflix, Inc., an online entertainment service, from 2000 to 2012. From 1999 to 2000, she served as Director of Marketing of Amazon.com, Inc., an online retail company. Ms. Kilgore held various positions, including Brand Manager, at The Procter & Gamble Company, a manufacturer and marketer of consumer products, from 1992 to 1999. Ms. Kilgore currently serves on the board of directors of Netflix, Inc. In addition to her public company boards, she serves on the board of directors of Discord Inc. She previously served on the board of directors of Nextdoor Holdings, Inc. from 2021 to 2023 and Medallia, Inc. from 2015 to 2021.

Our committees

- Compensation Committee (chair)

Other current public boards

- Netflix, Inc. (member of audit committee)

Education

- Master of Business Administration, Stanford University Graduate School of Business
- Bachelor of Science, Wharton School of Business at the University of Pennsylvania

Relevant experience

Extensive experience as a marketing executive with internet retailers and consumer product companies and experience as a board member of public and private companies

Bill Ready
CEO, Pinterest
Director since 2022



Bill Ready has served as our Chief Executive Officer and as a director on our board since June 2022. Previously he was the president of commerce, payments & next billion users at Alphabet Inc., a technology company, from January 2020 until June 2022. Prior to joining Alphabet, Inc., Mr. Ready was executive vice president and chief operating officer of PayPal Holdings, Inc., an internet-based payment system company, from October 2016 through July 2019 and continued as executive vice president through December 2019 during the transition until he departed PayPal. Prior to that, he was PayPal's senior vice president, global head, product & engineering from July 2015 to September 2016 and he continued to lead Braintree and Venmo operations while in various roles at PayPal following PayPal's acquisition of Braintree (parent company of Venmo) in December 2013. From October 2011 to December 2013, he was the chief executive officer of Braintree, a mobile and web payment systems company acquired by PayPal. Prior to Braintree, Mr. Ready was executive in residence at Accel Partners, a leading Silicon Valley venture capital and growth equity firm. Mr. Ready also served as president of iPay Technologies from 2008 to 2011. He also worked as a strategy consultant for McKinsey & Company, where he advised leading financial technology companies. In addition to his public company boards, Mr. Ready is a senior advisor and limited partner of Silversmith Capital Partners.

Our committees
- None

Other current public boards
- Williams Sonoma, Inc. (member of audit and finance committee and compensation committee)
- Automatic Data Processing, Inc. (member of audit committee and corporate development and technology advisory committee)

Education
- Master of Business Administration, Harvard Business School
- Bachelor of Science in Information Systems and Finance, University of Louisville

Relevant experience

Extensive experience as a C-suite-level officer and director of various technology companies



Benjamin Silbermann

Co-Founder, non-Executive Chair, Pinterest
Director since 2008

Benjamin Silbermann is a Co-Founder and non-Executive Chair of Pinterest. He previously served as our Chief Executive Officer from 2008 and as President from 2012 until June 2022. Prior to co-founding Pinterest, Mr. Silbermann worked at Alphabet Inc., a technology company, from 2006 to 2008. He currently serves on the board of non-profit organizations, including The How We Feel Project and Resolve to Save Lives.

Our committees
- None

Other current public boards
- None

Education
- Bachelor of Arts in Political Science, Yale University

Relevant experience

Deep knowledge and understanding of our company, strategy and business as our former President and CEO and experience with product development



Salaam Coleman Smith

Former EVP, The Walt Disney's ABC Television Group
Director since 2020

Salaam Coleman Smith served as Executive Vice President at The Walt Disney's ABC Television Group, a multinational broadcast television group from 2014 to 2016, overseeing Strategy and Programming for ABC Family's Freeform channel. Prior to joining The Walt Disney Company, Ms. Smith worked at Comcast NBCUniversal, a multinational media company since 2003, where she served as President of Style Network from 2008 to 2013. Prior to joining Comcast NBCUniversal, Ms. Smith worked at Viacom Inc., a multinational mass media conglomerate for nearly ten years where she served as a senior executive within MTV Networks International Division and helped oversee Nickelodeon's global expansion in Europe, Asia, and Latin America. Ms. Smith has served as a board member for several non-profit organizations, including Women in Cable Telecommunications and Dress For Success. In addition to her public boards, she also serves on the board of Scopely, an online gaming company since December 2021.

Our committees
- Audit Committee (member)
- Governance Committee (member)

Other current public boards
- Gap, Inc. (member of compensation and management development committee)

Education
- Bachelor of Science in Industrial Engineering, Stanford University

Relevant experience

Strong expertise in global media, multi-platform content, brand development, strategic planning, financial management, consumer-centric insights and C-level management

Class I directors continuing in office until the 2026 annual meeting of stockholders



Jeffrey Jordan

Managing Partner, Andreessen Horowitz
Director since 2011

Jeffrey Jordan has served as a general partner at Andreessen Horowitz, a venture capital firm, since 2011. Previously, Mr. Jordan served as President and Chief Executive Officer of OpenTable, Inc., an online restaurant reservation service company, from 2007 to 2011. He served as President of PayPal, Inc., an internet-based payment system company then owned by internet retail company eBay Inc., from 2004 to 2006, and as Senior Vice President and General Manager of eBay North America from 1999 to 2004. He also served as Chief Financial Officer of Hollywood Entertainment, a video rental company and as President of its subsidiary, Reel. com. Previously, Mr. Jordan served in various capacities at The Walt Disney Company, an entertainment company, for eight years, most recently as Senior Vice President and Chief Financial Officer of The Disney Store Worldwide. Prior to that, he worked for the Boston Consulting Group, Inc., a management consulting firm. In addition to his public company boards, Mr. Jordan currently serves on the board of directors of several private companies, including Foodology and Incredible Health.

Our committees

- Governance Committee (member)

Other current public boards

- Airbnb, Inc. (chair of nominating and corporate governance committee and member of the audit, risk and compliance committee)
- Accolade, Inc. (member of compensation committee)
- Maplebear, Inc. (d/b/a Instacart)

Education

- Master of Business Administration, Stanford University Graduate School of Business
- Bachelor of Arts in Political Science and Psychology, Amherst College

Relevant experience

Extensive experience as a C-suite-level officer and director of technology companies and as a venture capitalist



Jeremy Levine

Partner, Bessemer Venture Partners
Director since 2011

Jeremy Levine is a partner at Bessemer Venture Partners, a venture capital and private equity firm, which he joined in 2001. His activities at Bessemer are focused on entrepreneurial startups and high growth companies primarily in the technology industry. In addition to his current public company boards, Mr. Levine previously served on the board of directors of other public companies, including Yelp from 2005 to 2019 . Mr. Levine currently serves on the board of directors of several private companies.

Our committees

- Governance Committee (chair)

Other current public boards

- Shopify, Inc. (member of nominating and corporate governance committee)

Education

- Bachelor of Science, Duke University

Relevant experience

Extensive experience with technology companies, serving on the boards of directors of public and private companies, and experience as a venture capitalist



Gokul Rajaram

Former Corporate Development and Strategy Lead, DoorDash, Inc.
Director since 2020

Gokul Rajaram invests in and advises technology companies. He served in various leadership roles at DoorDash, a food ordering service, from 2019 to 2024, most recently as Corporate Development and Strategy Lead. Previously, from 2013 to 2019, Mr. Rajaram served on the executive team of Block, Inc. previously named Square, Inc.) and led several product development teams, most recently as the lead for Caviar, a food delivery service. Prior to Block, Inc., Mr. Rajaram served as Product Director of Ads at Meta, Inc. (previously named Facebook, Inc.), a social media company. Prior to that, Mr. Rajaram was Product Management Director for Google AdSense, an online advertising product. Mr. Rajaram serves on two other public company boards - Coinbase and The Trade Desk - as well as a few late stage private company boards.

Our committees

- Compensation Committee (member)

Other current public boards

- The Trade Desk Inc. (member of compensation committee and audit committee)
- Coinbase Global Inc. (member of compensation committee)

Education

- Master of Computer Science, University of Texas
- Master of Business Administration, The Massachusetts Institute of Technology
- Bachelor of Computer Science, Indian Institute of Technology, Kanpur

Relevant experience

Extensive experience with product development and as an officer and director of technology companies, including public companies



Marc Steinberg

Partner, Elliott Management Corporation
Director since 2022

Marc Steinberg is a Senior Portfolio Manager at Elliott Management Corporation, an investment management firm. He is responsible for public and private equity investments across a range of industries, including the technology, media and telecommunications sectors. In addition to his public company boards, Mr. Steinberg currently serves on the board of directors of three private companies: Nielsen, a global leader in audience insights, data and analytics, Syneos Health, a fully integrated biopharmaceutical solutions organization and Cubic, a technology-driven provider of solutions for public transit and defense applications. Prior to joining Elliott in 2015, Mr. Steinberg worked at investment bank Centerview Partners. Mr. Steinberg was appointed to our board pursuant to the cooperation agreement entered into by and among the company, Elliott Associates, L.P. and Elliott International L.P. A description and a copy of the cooperation agreement is available on the Form 8-K filed with the SEC on December 6, 2022.

Our committees

- Audit Committee (member)

Other current public boards

- Etsy, Inc.

Education

- Bachelor of Arts in Economics, Harvard College

Relevant experience

Strong experience in financial management and industry expertise as a strategic advisor to technology companies

Director selection and recruitment

The governance committee is responsible for, among other things, overseeing succession planning for directors and ensuring that we have a qualified board to oversee management's execution of the company's strategy and safeguard the long-term interests of stockholders. In this regard, the governance committee is charged with identifying, evaluating and recommending potential director candidates.

1
Identify



- In identifying potential candidates for board membership, the governance committee considers recommendations from directors, stockholders, management and others, including, from time to time, executive search firms to assist it in locating qualified candidates.
- The governance committee does not distinguish between nominees recommended by stockholders and other nominee recommendations.

2
Evaluate



- Once potential director candidates are identified, the governance committee, with the assistance of management, undertakes an extensive vetting process that considers each candidate's diverse background, experience, qualifications, independence and fit with the board's priorities.
- As part of this vetting process, the governance committee, as well as other members of the board and the CEO, conduct a series of interviews with the candidates.

3
Recommend

- If the governance committee determines that a potential candidate meets the needs of the board and the company and has the desired qualifications and experiences, it recommends the candidate's nomination or appointment to the full board for consideration.

The governance committee strives to maintain an engaged, independent board with broad and diverse experience and judgment that is committed to representing the long-term interests of our stockholders. The governance committee considers a wide range of factors when selecting and recruiting director candidates, including achieving:

- **an experienced and qualified board.** The governance committee seeks directors with a record of accomplishment in their chosen fields that are relevant to our company and its industry.

- **diversity.** The governance committee seeks candidates representing a diversity of occupational and personal backgrounds, knowledge, skills, qualifications and viewpoints so that the board provides effective oversight of the management of the company. The governance committee reviews the board's effectiveness in balancing these considerations when assessing the composition of the board.

- **board refreshment.** We believe that Pinterest benefits from fostering a mix of experienced directors with a deep understanding of the company and its industry and those who bring fresh perspectives. We have regularly refreshed our board since our initial public offering ("IPO") in April 2019, including the addition of six new directors over the past five years.

- **ideal board size.** The board currently has twelve directors (eleven following the annual meeting) and three classes of directors. The board believes this size works well as it provides a sufficient number of directors to achieve an appropriate mix of experience and meet its oversight responsibilities while promoting accountability and efficiency.

- **a board with strong personal attributes.** We believe that all of our directors should possess the following personal attributes: high integrity and good judgment, absence of legal or regulatory impediments, independence of mind and strength of character to effectively represent the best interests of all stockholders and provide practical insights and diverse perspectives, ability to act in an oversight capacity, appreciation for the issues confronting a public company, adequate time to devote to the board and its committees, and willingness to assume broad, fiduciary responsibilities on behalf of all stockholders.

Stockholder recommendations of director candidates

The governance committee considers director candidates recommended by stockholders. Stockholders may recommend a candidate by writing to the Corporate Secretary at the company's address listed on page 60 of this Proxy Statement and including all information that our amended and restated bylaws (our "bylaws") require for director nominations.

Stockholder proxy access right

We have adopted proxy access. Our bylaws permit stockholders (either individually or in a group of up to 20 stockholders) that have owned 3% or more of Pinterest' outstanding shares continuously for at least three years to submit director nominees (the greater of two directors or up to 20% of our board) for inclusion in our proxy materials. For additional information, see "Stockholder proposals for the 2025 annual meeting of stockholders."

Director independence

At least a majority of our board members, including all members of our audit, compensation and governance committees, are required to be independent under New York Stock Exchange ("NYSE") listing rules. The board, with the assistance of the governance committee, considers all relevant facts and circumstances when making its independence determinations. A substantial majority of our board—nine out of eleven continuing directors—is independent.

The board has affirmatively determined that Mr. Jordan, Ms. Kilgore, Mr. Levine, Mr. Rajaram, Mr. Reynolds, Mr. Schenkel Ms. Smith, Mr. Steinberg and Ms. Wishom do not have relationships that would interfere with the exercise of their independent judgment in carrying out the responsibilities as a director and each of these directors is "independent" as that term is defined under the listing standards of the NYSE. In making these determinations, the board considered the current and prior relationships that each of these directors has with our company and all other facts and circumstances our board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director (and any investor with which they are affiliated) and the transactions involving them. The board also took into account that Pinterest from time to time engages in business in the ordinary course with entities where our directors are employed, serve on the board or otherwise provide services to such entities.

Corporate governance

Board structure and role

Our board is currently comprised of twelve directors and is divided into three classes, with each class having a three-year term.

Board leadership structure

The board regularly reviews its leadership structure to evaluate whether the structure remains appropriate for the company, and the directors annually elect the chair of the board. Currently, the roles of board chair and CEO are separate. Since June 2022, Bill Ready has served as our CEO, and Benjamin Silbermann has served as our chair. In August 2023, Mr. Silbermann transitioned from executive chair to non-executive chair. We believe the board continues to benefit from Mr. Silbermann's deep understanding of our business and culture, as well as his leadership in shaping and driving the company's strategic priorities and business plans.

Our corporate governance guidelines provide that if the chair is not otherwise independent, the independent directors will select one of our independent directors to serve as our lead independent director. Andrea Wishom continues to serve as lead independent director following Mr. Silbermann's transition. We have structured the lead independent director role in a manner that we believe reinforces the independence of the board and continues to best serve the long-term interests of our stockholders. A summary of the roles and responsibilities of the board chair and lead independent director is provided below.



Benjamin Silbermann
Non-Executive Chair



Andrea Wishom
Lead Independent Director

Primary responsibilities

- presiding over meetings of the board;
- advising and supporting the CEO and senior management on the company's long-term strategy-planning and capability-building;
- approving the agenda for board meetings in consultation with the lead independent director and the CEO;
- consulting with the lead independent director on the annual board evaluation, at the direction of the governance committee;
- being involved in the maintenance of key strategic relationships and stakeholder communications, as appropriate;
- consulting with the governance committee, as needed, in connection with the committee's evaluation and recommendation of candidates for election to the board; and
- being available to the CEO and the board to assume additional responsibilities, as may be requested from time to time.

Primary responsibilities

- serving as liaison between the CEO, non-executive chair and the independent directors
- presiding over meetings of the board at which the non-executive chair is not present, including executive sessions of our independent directors;
- approving the agenda for board meetings in consultation with the CEO and non-executive chair;
- ensuring the board receives adequate and timely information;
- providing feedback to the CEO regarding his performance;
- conducting the annual board evaluation in consultation with the non-executive chair, at the direction of the governance committee;
- being available for consultations and communications with major stockholders upon request;
- calling special meetings of the board and stockholders; and
- calling executive sessions of the independent directors.

The board believes that its selection of the current leadership structure is not impacted by the board's risk oversight function and the board is effective in overseeing risk, as described in the "Board's role in risk oversight" section below, under a variety of leadership frameworks.

Board committees

Our board has established three standing committees—an audit committee, a compensation committee and a governance committee. The composition and responsibilities of each are described below.

The board has determined that each member of each committee is independent and meets the NYSE and SEC independence standards for serving on such committee, as applicable. The board also has determined that, in accordance with the SEC and NYSE rules, each member of the audit committee is financially literate and each of Mr. Schenkel and Mr. Reynolds is an audit committee financial expert. Members serve on these committees until their resignation or until otherwise determined by the board. The board has adopted written charters for each of the audit committee, compensation committee and governance committee which are available at https://investor.pinterestinc.com/governance/governance-documents. Each of the committees has authority to engage legal counsel or other experts or consultants as it deems appropriate to carry out its responsibilities. The board may establish other committees as it deems necessary or appropriate from time to time.

Audit and risk committee

Current members:

Scott Schenkel (chair)
Fredric Reynolds
Salaam Coleman Smith
Marc Steinberg

Number of meetings held in 2023: 10

The audit committee is primarily responsible for:

- overseeing the company's financial and accounting reporting processes, including disclosure controls, internal audit function, internal controls and audits and review of the company's consolidated financial statements;
- appointing or changing the company's auditors and reviewing their independence, qualification and performance;
- overseeing significant financial matters, including tax planning, treasury policies, financial risk exposure, dividends and share issuances and repurchases; and
- overseeing the company's enterprise risk management program and compliance with applicable legal and regulatory requirements as well as overseeing risk programs in areas such as information security, data protection and privacy.

Talent development and compensation committee

Current members:

Leslie Kilgore (chair)
Gokul Rajaram
Andrea Wishom

Number of meetings held in 2023: 6

The compensation committee is primarily responsible for:

- overseeing the compensation of the company's directors and employees;
- establishing, reviewing and administering the compensation of our executive officers;
- administering the company's equity-based plans and certain other compensation plans;
- evaluating the post service arrangements and benefits of our executive officers, including the CEO;
- overseeing the implementation and administration of our compensation recoupment or clawback policy;
- reviewing the operation and structure of the company's compensation program; and
- evaluating the company's programs and practices relating to talent and leadership development and management, including matters relating to the attraction, development and retention of a diverse and talented workforce.

Nominating and corporate governance committee

Current members:

Jeremy Levine (chair)
Jeffrey Jordan
Salaam Coleman Smith

Number of meetings held in 2023: 3

The governance committee is responsible for:

- evaluating the size, composition, organization and governance of the board and its committees;
- assisting the board in identifying and evaluating candidates qualified to be appointed as a board member;
- recommending potential candidates to the board for its approval to propose such candidates to the stockholders for election to the board;
- reviewing and recommending to the board the independence determinations of the directors as well as recommending to the board the composition of each committee;
- reviewing the company's environmental, social and governance strategy, goals, initiatives and reporting on ESG matters; and
- reviewing the performance and annual self-evaluation of the board and each of its committees.

Board's role

The board is elected to oversee management and safeguard stockholders' long-term interests. A key function of the board is reviewing, approving (where appropriate) and actively monitoring management's execution of the company's long-term strategic goals. The board actively engages on Pinterest matters throughout the year, including at quarterly board meetings and regular meetings of each committee, where they receive updates from key management personnel. The board and committees also have meetings as needed in between their regular meetings. Directors also regularly engage with and provide counsel to management through informal calls and meetings.

Our board oversees management's performance on behalf of our stockholders. The primary responsibilities of the board include:

- ✔ reviewing and overseeing the company's **strategic direction and objectives**
- ✔ overseeing the company's **legal and regulatory compliance**
- ✔ **succession planning** for the CEO and key executives
- ✔ monitoring the company's **accounting and financial reporting** practices and controls

- ✔ overseeing the company's **risk exposure**
- ✔ evaluating the **board's composition, performance and effectiveness**
- ✔ overseeing the **company's talent development and management**

Board's role in strategy

Our board recognizes the importance of ensuring that our overall business strategy is designed to create long-term, sustainable value for our stockholders. Our board has an oversight role in helping management formulate, plan and implement our company's strategy. The board has a robust annual strategic planning process that includes developing and reviewing elements of our business, strategic and financial plans with our executive leadership team. The board gets updates on the company's strategy progress and challenges, as well as related risks, throughout the year.

Board's role in risk oversight

Our board is responsible for overseeing how we manage risk at Pinterest. This is carried out both at the full board level and through each of the standing committees.

Through our enterprise risk assessment ("ERA") process, we maintain a defined approach to assessing and managing risks and circumstances that could impact our ability to achieve strategic objectives. We refresh our ERA process annually, using the previous year's ERA results as a baseline, researching potential emerging risks and interviewing relevant stakeholders to gather perspectives on the company's top enterprise risks. These insights help direct ongoing risk management conversations with management and the board, including expanding management awareness and oversight on newly identified risks.

Board of directors

The full board is responsible for monitoring and assessing strategic risk exposure, including determining the nature and level of risk appropriate for the company, and the committees are responsible for monitoring and assessing risks inherent in their respective oversight functions as follows:



Audit committee

oversees our enterprise risk management program and significant financial risk exposures and certain legal, regulatory and operational risk exposures, including with respect to disclosure controls and procedures, information security, data protection and privacy.

Compensation committee

oversees significant compensation and other talent-related risk exposures, including risks and exposures associated with leadership assessment, management succession planning, executive compensation programs and arrangements and talent and leadership development and management, including matters relating to the attraction, development and retention of a diverse and talented workforce.

Governance committee

oversees significant governance risk exposures, including with respect to corporate governance, ESG matters, board effectiveness and board succession planning.



Management

Management meets periodically with the board and each committee to review risk oversight matters and periodically provides reports to them on these matters.

Board engagement

Attendance at board and committee meetings

We encourage all our directors to attend and actively participate in all meetings of the board and any committees on which they serve. In 2023, the board held 5 meetings, and each director attended 75% or more of the aggregate number of meetings of the board and of the committees on which he or she served during the year. Directors are also encouraged to attend the annual stockholders' meetings. All the directors then serving on the board attended the 2023 annual stockholders' meeting.

Director orientation and education

New directors participate in an orientation program, which generally addresses the company's strategic plans, significant risk exposures and compliance programs (including its Code of Business Conduct & Ethics and other applicable policies). The directors and the company are committed to providing all directors with an orientation and adequate and consistent continuing education.

Board evaluation

The lead independent director and the governance committee oversee the performance and annual self-evaluation process for the board and each standing committee. We conduct interviews of each board member for their observations and suggestions on the effectiveness of the board. The governance committee chair and lead independent director, along with any applicable consultants, discuss results with the board and may make recommendations to the chair of the board on any changes as they deem necessary.

ESG impact

Our mission is to give people the inspiration to create a life they love. We have ongoing efforts to address environmental, social, and governance priorities to further our mission and help deliver sustainable long-term value to our stockholders. We are working to be a positive force for good across our business, with a particular focus on four main areas: people, product, planet and governance.

In February 2023, we released our ESG Impact Report, which is available on our investor relations website under "Impact Reports." This section also contains our Inclusion and Diversity report. We also regularly post company initiatives and information at https://investor.pinterestinc.com.

Below we describe highlights of our on-going ESG efforts.

 People

Our employees make Pinterest the success that it is. We are committed to meeting their real-world needs and championing emotional wellbeing so they can bring their best selves to work.

Benefits that meet real-world needs. In 2022, we introduced PinFlex, a flexible work model that gives our employees the freedom to work at an office, from home or at another virtual location within their country of employment. Eligible employees can even work outside their country for up to three months.

We strive to give all employees choices that are best for their careers and their lives with a comprehensive suite of medical, dental, disability and mental health benefits. For example, offer new parents at least 20 weeks of leave globally.

Employee wellbeing. We offer our employees access to mental health and wellbeing resources, including services like Lyra, Ginger, Calm and Cleo. In 2023, we further evolved our employee resource groups, which we call Pinspiration Groups, and which are centered around a common cause, such as sustainability or emotional wellbeing. One of our Pinspiration Groups, Pinside Out, uniquely creates space for colleagues to connect on mental health topics and activities. It activates peer-to-peer support through monthly healthy hours (open forums and guided discussions) and group meditations. In addition, to promote financial wellbeing, we also offer programs like financial planning and investment services.

Building a diverse and inclusive workplace. We are committed to creating a workplace where everyone feels a sense of belonging and sees themselves represented. We believe that a diverse applicant pool is critical to this goal. Our Diverse Slates Approach is designed to help ensure we consider candidates from underrepresented backgrounds during our hiring process, including at the leadership level. Targeted recruitment efforts through AfroTech, Lesbians Who Tech & Allies and historically black colleges and universities also open the door to a wider pool of talent.

While it is every employee's responsibility to make Pinterest an inclusive workplace, it is also the responsibility of our management and the board. We seek inclusion and diversity at the highest level in our organization. As described in this Proxy Statement, our board as well as our leadership team is diverse in terms of gender, race, skills, expertise and experience. Our compensation committee oversees our inclusion and diversity ("I&D") initiatives, and management regularly updates the compensation committee on our progress in reaching our I&D goals, including pay equity, any impediments, and broader industry trends and observations.

Caring for communities. Pinterest aims to have a positive and inspiring impact on the communities we serve. That ranges from emergency and disaster response efforts, through employee volunteer service and donation matching contributions, to the provision of pro bono legal services, to local business and vendor support, alongside other efforts aimed at contributing to strong and vibrant communities.

We have also invested $20 million to date in more than more than 60 organizations around the world that provide preventative mental health support, including through art and creative expression, social connection and tech for wellbeing. Through our philanthropic efforts and partnerships, we now support the work of nonprofit organizations advancing emotional wellbeing in over 30 countries including Peer Health Exchange, The Art Therapy Project and Jack.org. Last year we also launched Pinterest Impact Lab, a capacity and leadership strengthening program with an emphasis on supporting emerging stage organizations and diverse leaders.

In June 2023, Pinterest announced its support of the Inspired Internet Pledge. The pledge, created by the Digital Wellness Lab at Boston Children's Hospital in collaboration with Pinterest, is a call to action for technology companies and the broader digital ecosystem to come together to make the internet a safer and healthier place for everyone, especially young people.

Product

We are intentional in our efforts to create a positive, welcoming, and inspiring corner of the internet.

A positive corner of the internet. Delivering a positive platform starts with proactive content guidelines that prioritize user wellbeing. Community guidelines govern what we expect on Pinterest. They outline what we expect of users in order to nurture a positive, honest, welcoming and—above all—inspiring corner of the internet. Comprehensive advertising guidelines make it clear what can be promoted on our platform. We work hard to keep these guidelines up-to-date and strive to remove violating content or content that negatively impacts users' emotional wellbeing.

These comprehensive community and advertising guidelines are constantly re-evaluated and updated to address the latest issues and developments online.

Whether it is enhancing teen safety or creating a more inclusive online experience, we are deliberate about improving our platform through policy decisions and product developments. Examples of our longstanding commitment to delivering a positive platform include product updates that are designed to protect our users' personal space, including the launch of private profiles as well as features that give users more control over their followers, improved options for collaborating only with people they know, and the ability for parents to easily opt in and out of a parental passcodes for teens.

A place of inclusion. Building a positive corner of the internet means trying to make sure everyone feels welcome and supported when they come to our platform. We continue to evolve our features for greater diversity and inclusion. For example, in September 2023, Pinterest introduced a new body type technology to its suite of inclusive Artificial Intelligence ("AI") innovations — a technology that uses shape, size, and form to identify various body types in over 5 billion images on the platform. Pinterest is leveraging this body type technology and previously launched skin tone technology to shape how its algorithms increase representation across related feeds and search results for women's fashion and wedding-related content. These inclusive AI efforts help make Pinterest a more positive place online — a place where we believe everyone can see themselves reflected.

Prioritizing data privacy. We want to give people easy-to-access information on how their data is used by maintaining a clear, regularly updated online privacy policy. We maintain an information security team to oversee all data and business security areas, including: enterprise security, product security, security operations, infrastructure security, intrusion detection and response, and governance, risk and compliance. While we have a dedicated team, we also emphasize the shared responsibility of our workforce to support ongoing product and company security. This is communicated during employee onboarding, and every year after, with all employees required to complete periodic security awareness and compliance training.

🌐 Planet

When it comes to protecting the planet, we believe everyone has a role to play. At Pinterest, we're committed to inspiring action—across our platform, within our operations and throughout our communities—starting with reducing our own greenhouse emissions.

Partnering for Earth. Addressing climate change requires global, cross-industry collaboration. It is why we maintain memberships with organizations such as Business for Social Responsibility and Project Drawdown Drawdown Labs initiative – entities that exist to activate shared responsibility for realizing a healthier planet.

Tracking our emissions. In 2022, we committed to set near-term emissions reduction targets for Scope 1 and 2 emissions in line with the Science Based Targets initiative and achieve 100% renewable electricity in our global offices in 2023. We achieved both these commitments in 2023. We remain committed to reducing our operational emissions and investing in renewable energy.

Additionally, we believe our environmental impacts go beyond emissions so we also monitor water use and waste streams, seeking to do more with less to protect precious natural resources.

Collaborating for a more sustainable cloud. At Pinterest, most emissions are Scope 3 (i.e., indirect emissions from our upstream and downstream value chain), including emissions from cloud computing that makes our platform possible. We've worked with our cloud computing partner, Amazon Web Services, since 2018 to better understand our indirect carbon footprint and their goals for reducing their emissions.

PinPlanet. PinPlanet is our employee resource group whose mission is to create a sustainable future for all by inspiring climate action. Throughout 2023, PinPlanet leaders hosted workshops, created community action opportunities for employees, and worked with creators and advertisers to develop content on living a more sustainable life.

🏛 Governance

It is not just what we do that matters but how we do it. Good corporate governance drives accountability, transparency and decision-making that strengthens stakeholder confidence. Our board oversees and reviews the company's strategic direction and objectives, considering (among other things) risk profile and exposure and key stakeholder relationships. Three standing board committees have distinct responsibilities, including ESG-specific responsibilities. The governance committee is responsible for reviewing our ESG strategy, goals, initiatives and reporting on ESG matters. Our management regularly updates the committee on ESG matters. In addition, the compensation committee is responsible for overseeing our inclusion and diversity efforts, including receiving regular progress updates against our inclusion and diversity goals. Our corporate governance practices are further described throughout this Proxy Statement.

We maintain various publicly available company policies, including a Code of Business Conduct & Ethics that outlines the ethical, lawful conduct we expect from everyone at Pinterest. A Supplier Code of Conduct establishes expectations for suppliers working with Pinterest.

Every new hire must complete Ethics & Code of Conduct training and confirm they have read the code. Periodic communications and refresher trainings on this and related topics support our ongoing efforts to enhance employee understanding of these expectations.

Other governance practices

Corporate governance guidelines

The board has adopted corporate governance guidelines, which you can find on our website *(https://investor.pinterestinc.com/governance/governance-documents)*, that we believe reflect the board's commitment to governance practices that enhance corporate responsibility and accountability. The board annually reviews these guidelines, along with the charters for the board's standing committees (the audit committee, compensation committee and governance committee), so that our policies and programs continue to reflect good corporate governance practices.

Code of ethics

We have adopted a Code of Business Conduct and Ethics applicable to our directors, employees and contractors, including our CEO, CFO and other executive officers and all persons performing similar functions. A copy of that code is available on our website (*https://investor.pinterestinc.com/governance/governance-documents*). We intend to disclose on our website any future amendments to, or material waivers from, the code to the extent applicable to our executive officers or directors and as required by law.

No compensation committee interlocks or insider participation

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serve, or have served during the last year, as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board or compensation committee.

Communications with the board and stockholder engagement

We have a process by which stockholders and any other interested parties may directly communicate with the board or any of its directors, including the non-executive chair and lead independent director. Those who wish to communicate with the board or any of its directors may do so by sending written communications addressed to the Corporate Secretary at the company's address which can be found on page 60 of this Proxy Statement. Each communication should specify the applicable addressee or addressees to be contacted, the general topic of the communication, and the information about your share ownership. The company will initially receive and process communications before forwarding them to the addressee. Certain items that are unrelated to the duties and responsibilities of the Board of Directors will not be forwarded. Such items include, but are not limited to: spam, junk mail and mass mailings, new product suggestions, resumes and other forms of job inquiries, surveys and business solicitations or advertisements. In addition, material that is trivial, obscene, unduly hostile, threatening, or illegal or similarly unsuitable items will not be forwarded.

We value hearing from our stockholders. We believe that effective corporate governance includes regular, transparent and constructive communication with our stockholders to understand your perspectives and priorities. Throughout the year, members of our investor relations team and our management meet with our stockholders from time to time to address their questions and concerns about our business and the company. In 2023, we had productive dialogues on a number of topics of interest to our stockholders, including I&D, company strategy, products and innovation, corporate governance, compensation and other issues. We also update our board on investor feedback, when appropriate.

Director compensation

The compensation committee regularly reviews and assesses the form and amount of compensation payable to our independent directors and, with the assistance of an independent compensation consultant, recommends any appropriate adjustments to the full board for approval. The compensation committee most recently reviewed the Non-Employee Director Compensation Policy with its independent compensation consultant in February 2024. We also reimburse our independent directors for reasonable out-of-pocket travel expenses in connection with attending board and committee meetings. In addition, we also reimburse board members for education opportunities since we think that is integral to their duties and performance.

Pursuant to our Non-Employee Director Compensation Policy, below is a summary of compensation paid to our non-employee directors in 2023.

Cash compensation ($)[1]		
Annual retainer		50,000
Additional annual retainer for non-Executive Chair		40,000
Additional annual retainer for lead independent director		37,500
Additional annual retainers for committee service	**Chair**	**Member**
Audit Committee	25,000	12,500
Compensation Committee	20,000	10,000
Governance Committee	10,000	5,000
Equity compensation ($)[2]		
Initial grant of RSUs[3]		400,000
Annual grant of RSUs[4]		260,000

[1] Paid in quarterly installments on a prospective basis, pro-rated for directors whose service commences during the year.

[2] Amounts represent the approximate grant date fair value of RSUs that will be settled in shares of Class A common stock. All awards granted pursuant to the Non-Employee Director Compensation Policy vest, in addition to the schedules below, upon a change in control of the company.

[3] Award vests, subject to the director's continued service, in equal annual installments on the first three anniversaries of the director's commencement of service. Applies only to directors appointed after the IPO which was in April 2019.

[4] Award vests, subject to the director's continued service, in full on the earlier of the first anniversary of the grant date or the day prior to the company's next annual meeting.

Evan Sharp and Bill Ready do not receive any additional compensation for their services as a director. In connection with Mr. Sharp's transition from an executive officer of the company to an advisor on October 15, 2021, and in accordance with the previously disclosed terms of his consulting agreement, his then outstanding equity awards continue to vest while he serves as a director and advisor. Benjamin Silbermann receives compensation for his services as non-Executive Chair, as described below.

Stock ownership guidelines for non-employee directors

We maintain stock ownership guidelines pursuant to which non-employee directors are required to own Pinterest stock with a value equal to at least five times the amount of the annual cash retainer described above. Unvested RSUs held by a board member are not counted as shares when determining the number of shares owned. Under the guidelines, directors must comply with this requirement within five years of the later of (i) the date they join the board, or (ii) the adoption of the guidelines in November 2022. If any director does not meet the stock ownership requirement within this time frame, then he or she must retain 50% of the "net profit shares" resulting from the vesting of equity awards until he or she reaches the applicable ownership requirement.

The following table sets forth information regarding compensation earned by or paid to our non-employee directors during 2023.

2023 Director compensation table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][2]	All Other Compensation ($)	Total ($)
Andrea Wishom	97,500	259,988	—	357,488
Benjamin Silbermann[3]	33,260	—	—	33,260
Evan Sharp[4]	—	—	—	—
Fredric G. Reynolds	75,000	259,988	—	334,988
Gokul Rajaram	60,000	259,988	—	319,988
Jeffrey Jordan	55,000	259,988	—	314,988
Jeremy Levine	60,000	259,988	—	319,988
Leslie Kilgore	76,250	259,988	—	336,238
Marc Steinberg	62,500	259,988	—	322,488
Salaam Coleman Smith	67,500	259,988	—	327,488
Scott Schenkel[5]	18,173	399,996	—	418,169

[1] Reported amounts represent the aggregate grant date fair value of RSUs granted during 2023, as computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. See "Notes to consolidated financial statements" included in our 2023 annual report on Form 10-K for the assumptions used in calculating the grant date fair value. These amounts do not reflect the actual economic value that may be realized from such awards.

[2] As of December 31, 2023, Mr. Jordan had 10,730 RSUs outstanding, Ms. Kilgore had 10,730 RSUs outstanding, Mr. Levine had 10,730 RSUs outstanding, Mr. Rajaram had 10,730 RSUs outstanding, Mr. Reynolds had 10,730 RSUs outstanding, Mr. Schenkel had 15,558 RSUs outstanding, Ms. Smith had 10,730 RSUs outstanding, Mr. Steinberg had 21,483 RSUs outstanding, and Ms. Wishom had 10,730 RSUs outstanding.

[3] In connection with Mr. Silbermann's transition from Executive Chairman to non-Executive Chair on August 18, 2023, his then outstanding equity awards continue to vest while he serves as a director. Mr. Silbermann did not receive an initial grant of RSUs in connection with his appointment as non-Executive Chair but is otherwise eligible for compensation under our Non-Employee Director Compensation Policy. As of December 31, 2023, Mr. Silbermann had 233,334 RSUs outstanding.

[4] In connection with Mr. Sharp's transition from an executive officer of the company to an advisor on October 15, 2021, and in accordance with the previously disclosed terms of his consulting agreement, his then outstanding equity awards continue to vest while he serves as a director and advisor. Mr. Sharp does not receive compensation for his services as a director. As of December 31, 2023, Mr. Sharp had 233,334 RSUs and 1,756,336 vested stock options outstanding.

[5] Mr. Schenkel received an initial grant of 15,558 RSUs upon his appointment to the board in September 2023.

Executive officers

The following table sets forth information for our executive officers as of the date of this Proxy Statement. Our executive officers are appointed by and serve at the discretion of the board, and each holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Bill Ready*	44	Chief Executive Officer
Julia Brau Donnelly*	41	Chief Financial Officer
Sabrina Ellis	51	Chief Product Officer
Wanji Walcott	54	Chief Legal & Business Affairs Officer and Corporate Secretary

* See "Our Board of Directors" for the background for Mr. Ready. Julia Brau Donnelly was appointed our CFO on June 20, 2023, upon the departure of Todd Morgenfeld.

Julia Brau Donnelly has served as our Chief Financial Officer since June 2023. Prior to joining Pinterest, she served as Vice President, Global Head of Finance and Accounting at Wayfair Inc., an e-commerce platform, overseeing accounting, financial operations, and strategic corporate finance from September 2019 to June 2023. Before taking this role she served as Head of Corporate Finance from August 2017 to September 2019, and Director of Strategic Finance and Investor Relations from March 2016 to August 2017. Prior to joining Wayfair, Ms. Donnelly was a private equity investor in technology and media companies at Thomas H. Lee Partners in Boston and served on the board of directors at Agencyport Software and iHeartMedia. Ms. Donnelly holds a Master's degree in Business Administration from Harvard Business School and a Bachelor's degree in Economics from Stanford University.

Sabrina Ellis has served as our Chief Product Officer since May 2023. Prior to joining Pinterest, she served as Vice President of Product Management of Google LLC, a multinational technology company, from February 2011 to May 2023. In this role she led work on Google Pixel and helped define strategy and vision for Google's smartphone. Prior to joining Google, in 2011, she was the Vice President of Product Management at Kosmix and also previously spent 8 years at Yahoo! in a number of leadership roles, including as Vice President of Messenger, Voice and Chat. She also serves on the Board of Asurion. Ms. Ellis holds a Master's degree in Business Administration from Stanford University and a Bachelor's degree in Computer Science from Stanford University.

Wanji Walcott has served as our Chief Legal & Business Affairs Officer and Corporate Secretary since November 2022. Prior to joining Pinterest, she served as Executive Vice President, Chief Legal Officer at Discover Financial Services, a financial services company, from July 2019 to October 2022, where she was responsible for overseeing legal, compliance, regulatory and government relations. Prior to Discover, Ms. Walcott served as Senior Vice President and General Counsel at PayPal Holdings, Inc., an internet-based payment system company, where she led the company's global legal organization from February 2017 to July 2019. Prior to that, she served as Vice President, Product Legal from November 2015 to February 2017. From 2002 to 2015, she held multiple leadership roles at American Express, where she last served as Senior Vice President, Managing Counsel. She also serves on the board of various non profit organizations, including the Economic Club of Chicago, the Botanic Garden of Chicago, the Minority Corporate Counsel Association and The Fredrick Gunn School. Ms. Walcott holds a Bachelor's degree in Philosophy from Howard University and a Juris Doctor from the Howard University School of Law.

Executive compensation

Proposal 2
Non-binding advisory vote on our named executive officers' compensation

In accordance with Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), we are providing our stockholders with the opportunity to express their view, on a non-binding advisory basis, on the compensation of our named executive officers (commonly known as a "say-on-pay" vote).

This say-on-pay proposal gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific element of compensation but rather the overall compensation of our named executive officers and our compensation philosophy, policies and practices described in this Proxy Statement. Please read the "Compensation Discussion and Analysis" and the compensation tables and narrative disclosure that follow for information about our executive compensation program, including details of the 2023 compensation of our named executive officers. Our compensation committee believes that these policies and practices are effective in implementing our compensation philosophy and achieving our compensation program goals.

As an advisory vote, the outcome of the vote on this proposal is not binding. However, our management team, our board and our compensation committee, which is responsible for designing and administering our executive compensation program, value the opinions expressed by our stockholders, and will consider the outcome of this vote when making future executive compensation decisions. We currently conduct annual say-on-pay votes and expect to conduct the next say-on-pay vote at our 2025 annual meeting of stockholders.

The board recommends a vote **FOR** the approval, on a non-binding advisory basis, of our named executive officers' compensation

Compensation discussion and analysis

This Compensation Discussion and Analysis describes the compensation program for our chief executive officer, our current and former chief financial officers, and our three other highest paid executive officers (commonly referred to as "named executive officers" or "NEOs"). For 2023, our NEOs were:

Bill Ready	**Chief Executive Officer (our "CEO")**
Julia Brau Donnelly	**Chief Financial Officer (our "CFO")**
Todd Morgenfeld	**Former Chief Financial Officer and Head of Business Operations**
Malik Ducard	**Chief Content Officer (our "CCO")**
Sabrina Ellis	**Chief Product Officer (our "CPO")**
Wanji Walcott	**Chief Legal & Business Affairs Officer and Corporate Secretary (our "CLO")**

Mr. Morgenfeld, our former Chief Financial Officer and Head of Business Operations, transitioned from his role with the company to pursue other career opportunities effective July 1, 2023. Ms. Donnelly was appointed as our CFO effective June 20, 2023.

Compensation philosophy and program

Objectives

Our executive compensation program is guided by these objectives:

- drive achievement of Pinterest's long-term mission;
- motivate team collaboration (company first, individual function second);
- attract and retain top talent by compensating competitively based on the executive's value and performance; and
- align the interests of our executives with those of our stockholders.

Framework

To achieve these objectives, our executive compensation program has two compensation elements: base salary and long-term equity incentive compensation. In addition, our NEOs are eligible to participate in the standard benefit plans offered to our other employees and are eligible for post-employment compensation in certain situations as described below. We generally do not provide our NEOs with perquisites or other personal benefits and do not have any defined benefit pension, supplemental executive retirement or non-qualified deferred compensation plans. Our NEOs are eligible to participate in our 401(k) matching contributions program on the same basis as our other employees.

Pay mix

The majority of our executive compensation is delivered in the form of equity awards. For details, see the "2023 Summary compensation table" below. We believe that this pay mix, including equity compensation in the form of time-based restricted stock units ("RSUs"), restricted stock awards ("RSAs") and stock options generally vesting over two to four years, effectively supports our compensation objectives, including achievement of our long-term mission, motivating and paying for team and company performance, and aligning our executives' interests with those of our stockholders.

Proxy

Linking pay with performance

As described above, the majority of our NEOs' target total direct compensation is linked to the value of our stock, which reflects the value we create over the long term. Following each annual review cycle, our named executive officers are eligible to receive periodic equity grants. While we use time-based RSUs, RSAs and stock options for such grants, when determining the amount of such awards, the compensation committee generally considers the company's performance against various financial, operational and strategic objectives as well as each named executive officer's individual contribution to that performance. In assessing executive performance, the compensation committee considers both the objectives the executive helped the company achieve as well as how they helped achieve those objectives, including whether they demonstrated leadership behaviors consistent with our values.

Governance

We endeavor to maintain sound governance standards through the administration of our executive compensation program. The following table summarizes our compensation governance policies and practices.

What we do

- ✔ fully independent compensation committee
- ✔ independent compensation consultant to the compensation committee
- ✔ annual review of the compensation program, best practices and market trends
- ✔ majority of executive compensation tied to stock value
- ✔ annual review of succession plans for key executive officers

- ✔ "double trigger" termination required for vesting in equity in connection with change in control
- ✔ annual stockholder non-binding advisory vote on our compensation program (say-on-pay)
- ✔ clawback policy in the event of a financial restatement or misconduct
- ✔ minimum stock ownership requirement

What we don't do

- ✖ pension and executive retirement plans
- ✖ significant perquisites to executive officers
- ✖ supplemental executive benefits
- ✖ "single trigger" vesting in equity upon change in control

- ✖ employee and director hedging and pledging of our securities
- ✖ tax "gross-ups" on change in control payments
- ✖ dividends or equivalents on unvested equity awards

The compensation committee, in consultation with its external compensation consultant, will continue to assess and update our executive compensation program so that it best supports Pinterest's long-term mission and growth.

Compensation-setting process

Roles and responsibilities

Role of our compensation committee	• The compensation committee performs the responsibilities of our board relating to the compensation of our non-employee directors and employees, including our executive officers.
	• The compensation committee has overall responsibility for reviewing our compensation philosophy and strategy, overseeing our compensation and benefits policies generally, and overseeing and evaluating the compensation plans, policies, and practices applicable to our CEO as well as our other executive officers.
	• The compensation committee may form and delegate authority to subcommittees and may delegate authority to its chair or one or more designated members of the committee.
	• The compensation committee also oversees management of risks for succession planning and compensation; and evaluates the company's programs and practices relating to talent and leadership development and management, including matters relating to the attraction, development and retention of a diverse and talented workforce.
	• The compensation committee operates pursuant to a written charter, which is available on our website (see page 60 of this Proxy Statement).
Role of our chief executive officer	• In discharging its responsibilities, the compensation committee works with members of our management, including our CEO.
	• Management assists the compensation committee by providing information on corporate and individual performance, market compensation data, and management's perspective on compensation matters.
	• The compensation committee solicits and reviews our CEO's recommendations with respect to adjustments to base salaries, long-term equity incentive compensation opportunities, program structures, and other compensation-related matters for our executive officers (other than with respect to his own compensation) and considers his recommendations as one of the factors in determining compensation.
	• Our CEO recuses himself from all discussions and recommendations regarding his own compensation and is not present when his compensation is discussed.
Role of our compensation committee's consultant	• Pursuant to its charter, the compensation committee has the authority to retain the services of external compensation advisors, as it determines in its sole discretion, including compensation consultants and legal, accounting, and other advisors.
	• The compensation committee makes all determinations regarding the engagement, fees, and services of these advisors, and any such advisor reports directly to the compensation committee or the chair of the committee.
	• We continued to engage Compensia, Inc. ("Compensia") as its executive compensation consultant after evaluating that firm's independence pursuant to applicable SEC and NYSE rules and determining that Compensia's work did not give rise to any conflict of interest.
	• Compensia did not provide any services to us other than advice and support with respect to non-employee director, executive and other employee compensation, including: the levels of overall compensation and each element of compensation for our executives; peer group selection and data collection; market trends for executive and director compensation; equity compensation; a risk assessment of our compensation programs; and input on this Compensation Discussion and Analysis.

The compensation committee reviews our executive compensation program annually to assess whether it continues to be aligned with our compensation philosophy and program objectives as described above. The compensation committee updates the program as needed and also evaluates and establishes target total direct compensation opportunities for each of our NEOs.

The compensation committee's decision-making for our NEOs' compensation is guided by the factors listed below. The compensation committee does not weigh these factors in any predetermined manner, and no single factor is determinative in selecting compensation elements and setting compensation levels. Members of the compensation committee apply their business judgment and consider this information in light of their experience and knowledge of the company, the competitive market and each NEO. The factors that the compensation committee considers include:

- our executive compensation program objectives;

- our performance against the financial, operational and strategic objectives established by the compensation committee and our board;

- each of our NEO's responsibilities, qualifications, knowledge, skills, experience, and marketability including on a relative basis to other similarly situated executives at the companies in our compensation peer group and in selected broad-based compensation surveys;

- the performance of each of our NEOs, based on a qualitative assessment of his or her contributions to our overall performance, ability to lead his or her business unit or function, ability to collaborate across the company, demonstration of leadership behaviors consistent with our values, and potential to contribute to our long-term financial, operational and strategic objectives;

- an analysis of competitive market data (as described below);

- the unrealized value and other terms of the outstanding unvested equity awards held by each of our NEOs;

- feedback from investors on our executive compensation program, including through the say-on-pay vote; and

- the recommendations of our CEO with respect to the compensation of our other NEOs.

Say-on-pay vote

In setting the form and amount of compensation for our NEOs, the compensation committee also considers the voting results from our most recent say-on-pay vote as well as specific input provided by stockholders throughout the year. At our 2023 annual stockholders' meeting, a substantial majority of our stockholders expressed support for our executive compensation program, with 83.8% of the votes cast in favor of our named executive officers' compensation. The compensation committee did not make any significant changes to our executive compensation program in 2023 as a result of the say-on-pay vote.

Competitive positioning

For purposes of comparing our executive compensation against the competitive market and to guide compensation levels and practices, the compensation committee developed a peer group for 2023 in consultation with its external compensation consultant. In developing the peer group, the compensation committee's goal was to include companies that would be relevant and useful for compensation decision-making, recognizing the individual qualifications and marketability of our NEOs.

This resulted in a peer group comprised of:

- 29 publicly traded companies, mainly headquartered in the San Francisco Bay Area;

- in internet and software-related industries;

- with revenue from 0.33 to 6.0x Pinterest's last four quarters' revenue of $2.7 billion; and

- with market capitalization from 0.25x to 4.0x Pinterest's 30-trading day average market capitalization of $12.8 billion.

For 2023, the compensation peer group consisted of the following companies:

Arista Networks, Inc.	Expedia Group, Inc.	Tripadvisor, Inc.
Autodesk, Inc.	Lyft, Inc.	Twilio Inc.
Block, Inc.	Match Group, Inc.*	Twitter, Inc.
Coinbase Global, Inc.*	Okta, Inc.	Uber Technologies, Inc.
Crowdstrike Holdings, Inc.	Palo Alto Networks Inc.	VMware, Inc.
DocuSign, Inc.	Qualtrics International Inc.*	Workday, Inc.
DoorDash, Inc.	SoFi Technologies, Inc.*	Yelp Inc.
Dropbox, Inc.	Snap Inc.	Zillow Group, Inc.
eBay Inc.	Splunk Inc.	Zoom Video Communications, Inc.
Electronic Arts Inc.	Spotify Technology SA	

* Based on the factors described above, the companies marked with an asterisk were added to the peer group for 2023. Activision, Adobe, Airbnb, Intuit and ServiceNow were removed from the 2022 peer group.

The above compensation peer group for 2023 was approved by the compensation committee in August 2022, with input from the compensation committee's external compensation consultant.

As described above, compensation decisions are not based solely on competitive market data. Rather, the market data serves as one point of reference to aid in understanding the competitive market for executive positions in our industry. When making compensation decisions, the compensation committee does not specifically target compensation for our NEOs at a certain percentile of compensation data for other individuals with similar roles at the peer companies. Instead, the committee considers all of the data, including individual compensation data where available, as well as the many qualitative factors unique to each of our NEOs, including their responsibilities, qualifications, knowledge, performance, and marketability, which are not adequately reflected in percentile-based data. In addition to publicly available compensation data, the committee may also review compensation survey data for the peer group and broader groups for supplemental, secondary reference.

The compensation committee reviews our compensation peer group at least annually and adjusts its composition as warranted, taking into account changes in our business and that of the companies in our peer group, as well as changes in our executives.

Base salaries

Consistent with our compensation philosophy and focus on long-term value creation, base salaries are not a major portion of the target total direct compensation for our NEOs. During 2023, the compensation committee determined to set a standard base salary amount for all NEOs with the exception of Mr. Morgenfeld, whose base salary of $400,000 remained unchanged for 2023 due to his impending separation. Base salaries are reviewed on an annual basis.

For 2023, the base salary for our NEOs was adjusted to an annual base salary of $600,000 by the compensation committee after its consideration of both the company's and corresponding market data. The table below sets forth the base salaries for each of our NEOs as of December 31, 2023, with the exception of Mr. Morgenfeld, whose base salary set forth below reflects the amount in effect as of his last day of employment:

Named Executive Officer	Base Salary ($)
Bill Ready	600,000
Julia Brau Donnelly	600,000
Todd Morgenfeld	400,000
Malik Ducard	600,000
Sabrina Ellis	600,000
Wanji Walcott	600,000

Long-term equity incentive compensation

Consistent with our compensation philosophy and focus on our long-term mission and value creation, the majority of our NEOs' target total direct compensation has historically been delivered in the form of RSUs, RSAs and stock options generally vesting over two to four years subject to continued service. In establishing the amount and terms of these awards, the compensation committee generally considers the factors described above in the section titled "Compensation-setting process." NEOs may receive larger awards upon hire or in connection with a promotion or significant change in responsibilities and do not necessarily receive awards every year.

Julia Brau Donnelly received a grant of 523,772 RSUs with a grant date fair value of $15.0 million in connection with her appointment as our CFO and pursuant to her employment agreement. Ms. Donnelly's RSUs vest in equal installments on a quarterly basis over two years, subject to her continued employment on each applicable vesting date.

Malik Ducard received a grant of 151,114 RSUs with a grant date fair value of $3.7 million after considering his past performance and expected future contributions as well as the total unrealized value of his outstanding equity awards and their vesting terms relative to our compensation peer group data. Mr. Ducard's RSUs vest in equal installments on a quarterly basis in 2024, subject to his continued employment on each applicable vesting date.

Sabrina Ellis received a grant of 725,222 RSUs with a grant date fair value of $20.8 million in connection with her appointment as our CPO and pursuant to her employment agreement. Ms. Ellis's RSUs vest in equal installments on a quarterly basis over two years, subject to her continued employment on each applicable vesting date.

Benefits

Generally available benefits

Our named executive officers are eligible to participate in the same employee benefits that are generally available to all our full-time employees, subject to the satisfaction of certain eligibility requirements. These benefits include medical and dental and vision insurance, life insurance, short- and long-term disability insurance and commuter benefits.

Section 401(k) retirement savings plan

In addition, we maintain a Section 401(k) retirement savings plan (the "401(k) plan") that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis by deferring eligible compensation up to certain limits as set forth in the Internal Revenue Code. We make matching contributions to the 401(k) plan for all eligible employees. In addition, we have the ability to make discretionary cash contributions to the 401(k) plan, though we did not do so in 2023. Participants are immediately fully vested in both their own contributions and any company contributions. In structuring these benefit programs, we seek to provide an aggregate level of benefits that is comparable to those provided by similarly situated companies.

Other retirement benefits

We do not provide any non-qualified deferred compensation benefits and do not have any defined benefit pension or supplemental executive retirement plans.

Perquisites and other personal benefits

We do not view perquisites or other personal benefits as important to achieving our compensation objectives. Accordingly, we maintain a general benefits program for all employees and do not provide perquisites or other personal benefits to our executive officers except where we believe it is appropriate to achieve our compensation objectives and to assist our executive officers in the performance of their duties. During 2023, our named executive officers did not receive any perquisites or other personal benefits, except for benefits that are generally available to all our employees.

Post-employment compensation arrangements

What we do

We have entered into executive severance and change in control agreements ("severance agreements") with each of our named executive officers. The terms of the severance agreements for each of our NEOs are the same, other than Mr. Ready, who has a separate severance and change in control agreement.

The severance agreements generally provide severance payments and partial vesting of equity if the NEO's employment is terminated without cause (and, in the case of Mr. Ready's agreement, if he resigns for good reason) as well as "double-trigger" change in control payments and full vesting of equity in the event that the NEO's employment is terminated without cause or the executive resigns for good reason within a specified period before and after a change in control of the company. None of our NEOs has a right to a "gross-up" or other reimbursement payment for any tax liability as a result of the application of Sections 280G or 4999 of the Internal Revenue Code.

Why we do it

We believe that having reasonable and competitive post-employment compensation arrangements is essential to attracting and retaining highly qualified executives as well as facilitating their transition from the company when appropriate. These severance arrangements are designed to provide reasonable compensation to executives who leave the company under certain circumstances to facilitate their transition to new employment. In addition, they are designed to align the interests of our NEOs and our stockholders in the event of a potential change in control of the company by helping our executives maintain focus on pursuing corporate transactions that are in the best interests of our stockholders regardless of whether those transactions may result in their own job loss. We seek to mitigate any potential employer liability and avoid future disputes or litigation by requiring a departing executive to sign a separation and release agreement acceptable to us as a condition to receiving post-employment compensation.

The compensation committee does not consider the specific amounts payable under these post-employment compensation arrangements when establishing the annual compensation of our NEOs. We believe, however, that these arrangements are an important component of competitive executive compensation packages. For a description of the terms of the Plan and the severance agreements, as well as an estimate of the potential payments payable under these arrangements, see "Potential payments upon termination or change in control" below.

Other compensation policies and practices

Employment arrangements

We have entered into written employment letters with our Chief Executive Officer and each of our other executive officers. Each of these arrangements was approved by our board of directors and provides for "at will" employment (meaning that either we or the executive officer may terminate the employment relationship at any time with or without cause) and sets forth the initial compensation for the executive officer, including an initial base salary, participation in our employee benefit programs, an equity award recommendation, and, in some cases, sign-on bonuses and relocation assistance. Our executive officers are also eligible for severance in certain situations . These post-employment compensation terms are discussed in "Post-employment compensation arrangements", above.

Stock ownership requirements

We maintain a mandatory stock ownership program that applies to our CEO and his direct reports (including our NEOs). To ensure continued alignment of interests among our management, directors and stockholders, the ownership requirements are as follows:

Covered Individual Position	Required Stock Ownership Level
Chief Executive Officer	6X annual base salary
Other Executives	3X annual base salary

Individuals must comply within five years of the later of (i) the individual first becoming subject to the policy (either upon commencement of employment with the company or due to a promotion) or (ii) the adoption of the policy. Individuals who are not in compliance after such compliance period must retain 50% of the "net profit shares" resulting from stock option exercises and/or vesting of other equity awards until they reach the applicable ownership requirement. Unvested or unearned equity awards and unexercised stock options are not counted as shares when determining the number of shares owned.

Compensation recovery ("Clawback") policy

We believe that it is important to foster and maintain a culture that emphasizes integrity and accountability. For this reason, we maintain a clawback policy that applies to our CEO and his direct reports (including our NEOs). In November 2023, we updated our clawback policy to comply with the listing standards adopted by the NYSE in order to implement the SEC's finalized Exchange Act Rule 10-D-1. Our current policy provides that if the company is required to prepare an accounting restatement due to material noncompliance with any federal securities laws, the company must recover any incentive based compensation received by a current or former Section 16 officer ("covered executives") that exceeds the amount that otherwise would have been received had the compensation been determined based on the restated financial statements, computed on a pre-tax basis. Further, if a covered executive engages in conduct that constitutes "cause" as defined in the clawback policy that results in (i) a material error in the calculation of any performance-based measure used to determine any incentive compensation or (ii) material financial or reputational harm to the company, the compensation committee may require that such executive reimburse a portion of the covered compensation they received during the three fiscal years immediately preceding the date on which the compensation committee becomes aware of the conduct constituting cause.

Anti-hedging and pledging policies

Under our insider trading policy, our employees, including our executive officers and our non-employee directors, are prohibited from the following transactions: entering into hedging or monetizing transactions or similar arrangements with respect to our securities, including collars, equity swaps, exchange funds and forward contracts; holding our securities in a margin account or pledging our securities as collateral for a loan, unless approved in advance; short selling our securities; and engaging in any transaction in publicly traded options in our securities, including puts or calls or other derivative securities.

Compensation risk considerations

The compensation committee has reviewed our compensation policies and practices, in consultation with its external compensation consultant, to assess whether they encourage our employees to take inappropriate risks. After reviewing and assessing our compensation philosophy, policies, and practices, including the mix of fixed vs. variable and short-term vs. long-term compensation, overall pay and incentive structures, the risk mitigating features built into our programs, and the independent board oversight of our programs, the compensation committee has determined that any risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the company as a whole.

Tax deductibility considerations

Section 162(m) of the Internal Revenue Code generally disallows public companies to take a tax deduction for U.S. federal income tax purposes for compensation in excess of $1 million paid in a year to a "covered" employee. Once an individual has been determined to be a covered employee, the deduction limitation applies indefinitely.

In approving the amount and form of compensation for our named executive officers, the compensation committee considers all elements of the cost of providing such compensation, including the potential impact of Section 162(m) in the future. However, the compensation committee believes that our stockholders' interests are best served by retaining flexibility to award compensation that may result in non-deductible compensation expense. Therefore, the compensation committee has the discretion to pay compensation that is not deductible by virtue of the deduction limit of Section 162(m).

Accounting considerations

In approving the amount and form of compensation for our named executive officers, the compensation committee considers the impact of FASB ASC Topic 718, which requires us to measure and recognize the compensation expense for all share-based payment awards made to our employees and directors, including stock options as well as RSUs and RSAs that may be settled for shares of our Class A and Class B common stock, based on the grant date fair value of these awards.

Compensation committee report

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based on their review and discussion, the compensation committee has recommended to the board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated into the company's 2023 annual report on Form 10-K.

Members of the Compensation Committee
Leslie Kilgore (chair)
Gokul Rajaram
Andrea Wishom

Compensation tables

Summary compensation

The following table shows the compensation awarded or paid to, or earned by, our named executive officers for 2023, 2022 and 2021, as applicable, in accordance with the SEC's rules for public companies.

2023 Summary compensation table

Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
Bill Ready Chief Executive Officer	2023	516,667	—	—		6,000	522,667
	2022	203,030	—	21,532,700	100,815,383	100,622 [5]	122,651,735
Julia Brau Donnelly Chief Financial Officer	2023	320,455	1,000,000 [6]	14,995,592		211,420 [7]	16,527,467
Todd Morgenfeld Former Chief Financial Officer and Head of Business Operations	2023	200,000	—	3,788,823 [8]		471,753 [9]	4,460,576
	2022	393,417	—	—	—	6,000	399,417
	2021	360,500	—	1,650,351 [10]	—	2,000	2,012,851
Malik Ducard Chief Content Officer	2023	516,667	—	3,673,581	—	6,000	4,196,248
Sabrina Ellis Chief Product Officer	2023	377,273	—	20,763,106	—	—	21,140,379
Wanji Walcott Chief Legal & Business Affairs Officer	2023	516,667	750,000 [11]	9,071,390		6,000	10,344,056
	2022	53,030	500,000 [12]	—	—	—	553,030

[1] In accordance with SEC rules, we have omitted 2022 and 2021 compensation for Ms. Donnelly, Ms. Ellis, and Mr. Ducard and 2021 compensation for Mr. Ready and Ms. Walcott since they were not serving as executive officers during such years.

[2] Unless otherwise noted, reported amounts represent the aggregate grant date fair value of RSAs and RSUs granted during the years shown, as computed in accordance with FASB ASC Topic 718. See "Note 9 to the Consolidated Financial Statements" included in our 2023 annual report on Form 10-K filed with the SEC on February 8, 2024 for the assumptions used in calculating the grant date fair value. These amounts do not reflect the actual economic value that may be realized from such awards.

[3] Reported amounts represent the aggregate grant date fair value of options granted during the years shown, as computed in accordance with FASB ASC Topic 718. See "Note 9 to the Consolidated Financial Statements" included in our 2023 annual report on Form 10-K filed with the SEC on February 8, 2024 for the assumptions used in calculating the grant date fair value. These amounts do not reflect the actual economic value that may be realized from such awards.

[4] Reflects matching 401(k) contributions unless otherwise noted.

[5] Represents reimbursement of legal fees incurred in connection with Mr. Ready's employment agreement.

[6] Represents (i) a one-time bonus of $500,000 as an advance to be earned pro-rata over the course of Ms. Donnelly's first year of employment and (ii) a one-time bonus of $500,000 as an advance to be earned pro-rata over the twelve months following September 2023. If Ms. Donnelly quits or her employment is terminated for cause (i) within twelve months of her start date for the first portion of the bonus or (ii) within twelve months from the date of the additional bonus in September 2023, Ms. Donnelly is required to pay back a portion of the bonus prorated to the number of full months that she was employed.

[7] Represents reimbursement of relocation assistance fees of $206,420 incurred in connection with Ms. Donnelly's employment agreement and matching 401(k) contributions. If Ms. Donnelly quits or her employment is terminated for cause within twelve months of her start date, Ms. Donnelly is required to pay back 100% of the relocation assistance fees within 30-days of separation.

[8] In connection with Mr. Morgenfeld's resignation from his position as the Chief Financial Officer and Head of Business Operations, effective as of July 1,2023, the compensation committee approved an acceleration of vesting of 384,615 RSAs held by Mr. Morgenfeld. The reported amount represents the aggregate incremental fair value of his modified RSAs as computed in accordance with FASB ASC Topic 718 and does not reflect a new equity grant.

[9] Represents cash severance paid to Mr. Morgenfeld of $465,753 in connection with his resignation from the company and matching 401(k) contributions.

(10) The compensation committee approved an amended and restated executive severance and change in control agreement (the "Amended and Restated Severance Agreement") on December 15, 2021, which resulted in a modification of outstanding RSU and RSA awards held by Mr. Morgenfeld. The amount represents the aggregate incremental fair value of his modified awards as computed in accordance with FASB ASC Topic 718 and does not reflect a new equity grant. See "Potential Payments upon Termination or Change in Control" below for additional details.

(11) Represents a one-time bonus as an advance that is to be earned pro-rata over the course of Ms. Walcott's second year of employment. If Ms. Walcott quits or her employment is terminated for cause within twelve months of her one year anniversary date, she is required to pay back a portion of the bonus prorated to the number of full months that she was employed between the one year anniversary of the start of her employment and her termination date.

(12) Represents a one-time bonus as an advance that is to be earned pro-rata over the course of Ms. Walcott's first year of employment. If Ms. Walcott had quit or her employment had terminated for cause within twelve months of her start date, she would have been required to pay back a portion of the bonus prorated to the number of full months that she was employed.

Grants of plan-based awards

The following table shows certain information regarding grants of plan-based awards to our named executive officers in 2023.

2023 Grants of plan-based awards table

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)
Bill Ready	—	—	—
Julia Brau Donnelly	7/13/2023	523,772 (1)	14,995,592
Todd Morgenfeld	2/1/2023	—	3,788,823 (2)
Malik Ducard	6/1/2023	151,114 (3)	3,673,581
Sabrina Ellis	7/13/2023	725,222 (4)	20,763,106
Wanji Walcott	1/11/2023	335,853 (5)	9,071,390

(1) The RSUs granted to Ms. Donnelly began vesting on June 20, 2023, and 12.5% of the total number of shares subject to the award vests on each three-month anniversary thereafter, subject to Ms. Donnelly's continued service through each vesting date.

(2) Represents the aggregate incremental fair value of Mr. Morgenfeld's RSAs modified in connection with his resignation from the company and does not reflect a new equity grant as described in footnote 8 of the 2023 Summary Compensation Table above.

(3) The RSUs granted to Mr. Ducard began vesting on June 20, 2023, and 25% of the total number of shares subject to the award vests nine months from the vesting commencement date, and 25% of the total number of shares vests on each three-month anniversary thereafter, subject to Mr. Ducard's continued service through each vesting date.

(4) The RSUs granted to Ms. Ellis began vesting on May 20, 2023, and 12.5% of the total number of shares subject to the award vests on each three-month anniversary thereafter, subject to Ms. Ellis' continued service through each vesting date.

(5) The RSUs granted to Ms. Walcott began vesting on November 20, 2022, and 12.5% of the total number of shares subject to the award vests on each three-month anniversary thereafter, subject to Ms. Walcott's continued service through each vesting date.

Outstanding equity awards

The following table shows certain information with respect to the outstanding equity awards held by our named executive officers as of December 31, 2023. The vesting schedule applicable to each outstanding equity award is described in the footnotes to the table. For information with respect to the vesting acceleration provisions applicable to the equity awards held by our named executive officers, see "Potential Payments upon Termination or Change in Control" below. In connection with Mr. Morgenfeld's departure from the company on July 1, 2023, vesting was accelerated all of his then outstanding and unvested equity awards.

Outstanding equity awards at fiscal 2023 year-end table

Name	Grant Date	Option Awards[1]		Exercise Price Per Share ($)	Expiration Date	Stock Awards[1]	
		Number of Securities Underlying Unexercised Options				Shares or Units of Stock That Have Not Vested	
		Exercisable	Unexercisable			Number[2]	Market Value[3] ($)
Bill Ready	6/29/2022 [4]	2,672,866	5,880,306	19.96	6/29/32	—	—
	8/31/2022 [5]	—	—	—		642,524	23,799,089
Julia Brau Donnelly	7/13/2023 [6]	—	—	—		392,829	14,550,386
Todd Morgenfeld	—	—	—	—		—	—
Malik Ducard	1/13/2022 [7]	—	—	—		34,076	1,262,175
	10/13/2022 [8]					34,421	1,274,954
	6/1/2023 [9]	—	—	—		151,114	5,597,263
Sabrina Ellis	7/13/2023 [10]	—	—	—		543,917	20,146,686
Wanji Walcott	1/11/2023 [11]	—	—	—		167,927	6,220,016

[1] All of the outstanding equity awards reported in this table were granted under the 2019 Omnibus Incentive Plan. Options and RSUs granted under the 2019 Omnibus Incentive Plan will be settled in shares of our Class A common stock and RSAs granted under the 2019 Omnibus Incentive Plan represent restricted shares of our Class A common stock.

[2] The schedule associated with the service-based vesting condition varies for each grant of RSUs and RSAs as described below and is subject to the recipient's continued service with the company through each such vesting date.

[3] Based on the closing price of our Class A common stock of $37.04 per share as of December 29, 2023, the last trading day of the year.

[4] The award provides that the service-based vesting condition will be satisfied for 6.25% of the total number of shares underlying the stock option at the end of each three-month period during the four-year period commencing on July 20, 2022 and ending on July 20, 2026.

[5] Mr. Ready was required to purchase shares of Class A common stock from the open market in an aggregate amount of $5 million ("Investment Shares") in order to receive his RSA award. The award provides that the service-based vesting condition will be satisfied for 6.25% of the total number of RSAs at the end of each three-month period during the four-year period commencing on July 20, 2022 and ending on July 20, 2026, subject to Mr. Ready's continuing to hold the Investment Shares through each vesting date.

[6] The award provides that the service-based vesting condition will be satisfied for 12.5% of the total number of RSUs at the end of each three-month period during the two-year period commencing on June 20, 2023 and ending on June 20, 2025.

[7] The award provides that the service-based vesting condition will be satisfied for 11.1% of the total number of RSAs at the end of each three-month period during the twenty-seven-month period commencing on November 20, 2021 and ending on February 20, 2024.

[8] The award provides that the service-based vesting condition will be satisfied for 20% of the total number of RSAs at the end of each three-month period during the fifteen-month period commencing on December 20, 2022 and ending on March 20, 2024.

[9] The award provides that the service-based vesting condition will be satisfied for (i) 25% of the total number of RSUs on March 20, 2024 and (ii) 25% of the total number of RSUs at the end of each three-month period during the nine-month period commencing on March 20, 2024 and ending December 20, 2024.

[10] The award provides that the service-based vesting condition will be satisfied for 12.5% of the total number of RSUs at the end of each three-month period during the two-year period commencing on May 20, 2023 and ending on May 20, 2025.

[11] The award provides that the service-based vesting condition will be satisfied for 12.5% of the total number of RSUs at the end of each three-month period during the two-year period commencing on November 20, 2022 and ending on November 20, 2024.

Option exercises and stock vested

The following table shows information regarding the number and value of shares of common stock acquired during 2023 by our named executive officers from the vesting of RSUs and RSAs. There were no stock options exercised during fiscal 2023.

2023 Option exercises and stock vested table

	Stock Award	
Name	Shares Acquired (#)	Value Realized ($)[1]
Bill Ready	233,644	6,340,514
Julia Brau Donnelly	130,943	4,199,347
Todd Morgenfeld	641,025	17,673,059
Malik Ducard	287,860	7,969,524
Sabrina Ellis	181,305	5,310,426
Wanji Walcott	167,926	4,437,866

[1] The value realized on vesting is based on the closing price of our Class A common stock on the vesting date, or if such date was not a trading day, on the immediately preceding trading day.

Potential payments upon termination or change in control

The company and Bill Ready entered into an executive severance and change in control agreement on June 23, 2022, in connection with his appointment as Chief Executive Officer. In September 2023, the company adopted a Severance Plan (the "Severance Plan") that applies to the other NEOs.

The payments and benefits under these arrangements are described in more detail and quantified below. All of the payments and benefits provided under these arrangements are subject to the NEO's execution of a separation and release agreement acceptable to us and continued adherence to the terms of a confidential information and invention assignment agreement with the company.

In addition to the above, the 2019 Omnibus Incentive Plan provides that in the event of termination upon death or disability, any employee who holds stock options or their beneficiary (in the event of death) may exercise any outstanding vested stock options at any time as follows: (i) in the event of disability, during six months following termination; and (ii) in the event of death, during 12 months following death or if earlier, termination.

Certain terminations not involving a change in control

In the event of a termination of employment without "cause" that is not in connection with a "change in control" of the company, the NEOs would receive a lump sum cash payment equal to a maximum of 24 months of base salary and 24 months of health benefits continuation (which period is reduced by one month for each month of service with us up to a maximum reduction of 12 months). Mr. Ready would also be eligible to receive such severance payments and benefits upon his resignation for "good reason" (as such term is defined in Mr. Ready's agreement) not in connection with a change in control.

Additionally, upon such a termination of employment without "cause" (as such term is defined in the applicable NEO's agreement or the Severance Plan, as applicable), each NEO, will vest in the portion of each outstanding equity award that would otherwise have vested during the 24-month period following such termination (which period is reduced by one month for each month of service with us up to a maximum reduction of 12 months).

Involuntary termination involving a change in control

In the event of a termination of employment without cause or a resignation for "good reason", in each case, on or within one year following a "change in control" of the company, the NEOs would receive a lump sum cash payment equal to a maximum of 24 months of base salary and 24 months of health benefits continuation (which period is reduced by one month for each month of service with us up to a maximum reduction of 12 months).

To the extent that any such termination of service occurs within 90 days prior to, or 12 months following a "change in control" of the company (as such term is defined in the applicable NEO's agreement or the Severance Plan, as applicable), each NEO will fully vest in all outstanding equity awards and also receive 24 months of health benefits continuation (which period is reduced by one month for each month of service up to a maximum reduction of 12 months). Separately, in the event that a named executive officer's equity awards are not assumed, substituted or otherwise continued or replaced with similar equity awards upon a change in control of the company, such awards will vest in full regardless of whether the NEO terminates employment.

These payments and acceleration of vesting are subject to a "best net after-tax" provision to reduce the amounts paid in the event that they would trigger excise tax penalties and loss of deductibility under Sections 280G and 4999 of the Internal Revenue Code.

Estimated payments as of December 31, 2023

The following table presents the estimated payments that each of our named executive officers would have been entitled to receive under these agreements and the Severance Plan assuming that a termination of employment and, where applicable, a change in control of the company had occurred as of December 31, 2023, and based on the closing price per share of our Class A common stock on the last trading day of the year. Amounts actually received if any of the named executive officers cease to be employed will vary based on factors such as the timing during the year of any such event, the company's stock price, and any changes to our benefit arrangements and policies. Amounts shown do not include:
(i) benefits earned during the term of the named executive officer's employment that are available to all benefit-eligible salaried employees; and (ii) the value of vested equity awards that the named executive officer is entitled to regardless of whether employment is terminated.

2023 Potential termination payments table

Name	Benefit	Termination Without Cause ($)	Termination Without Cause or for Good Reason in connection with Change in Control ($)
Bill Ready	Lump sum severance payment[1]	637,108	637,108
	Value of accelerated equity awards[2]	45,176,255	124,234,715
	Total	45,813,363	124,871,823
Julia Brau Donnelly	Lump sum severance payment[1]	900,770	900,770
	Value of accelerated equity awards[2]	14,550,386	14,550,386
	Total	15,451,156	15,451,156
Malik Ducard	Lump sum severance payment[1]	637,108	637,108
	Value of accelerated equity awards[2]	8,134,391	8,134,391
	Total	8,771,499	8,771,499
Sabrina Ellis	Lump sum severance payment[1]	902,570	902,570
	Value of accelerated equity awards[2]	20,146,686	20,146,686
	Total	21,049,256	21,049,256
Wanji Walcott	Lump sum severance payment[1]	637,108	637,108
	Value of accelerated equity awards[2]	6,220,016	6,220,016
	Total	6,857,124	6,857,124

[1] Reported amounts are based on the 2023 base salary of each named executive officer and include the estimated cost of health insurance continuation coverage (paid in lump sum if the NEO elects such coverage) and the severance period specified in the applicable Executive Severance & Change in Control Agreement.

(2) Reported amounts are based on (i) in the event of a termination of employment without cause, the number of unvested RSUs, RSAs and stock options, as applicable, scheduled to vest within the following 12 months and (ii) in the event of a "double trigger" termination of employment, the total number of unvested RSUs and RSAs, as applicable, as of the end of the last fiscal year, in each case, multiplied by $37.04, the closing price per share of our Class A common stock on the last trading day of the year and the total number of unvested stock options as of the end of the last fiscal year multiplied by the closing price per share of our Class A common stock on the last trading day of the year minus the exercise price of the award. The value set forth in the event of a double trigger termination of employment is the same value that would apply in the event of a change in control of the company where the awards are not assumed or substituted (as described above).

Mr. Morgenfeld resigned from the company effective July 1, 2023. In connection with Mr. Morgenfeld's departure, and in exchange for a general release of claims and his assistance with the transition and subject to his compliance with certain restrictive covenants, he was eligible to receive (i) a cash payment of $400,000 equal to 12 months of base salary, (ii) acceleration of 384,615 RSAs (valued at $7,456,243 based on the closing price per share of our Class A common stock on February 1, 2023, the last trading day before Mr. Morgenfeld's resignation), and (iii) certain other benefits, primarily consisting of a cash payment of $32,421 equivalent to the value of health care benefits for 12 months.

CEO pay ratio

Pursuant to Item 402(u) of Regulation S-K under the Securities Act and Section 953(b) of the Dodd-Frank Act, presented below is the ratio of the annual total compensation of Mr. Ready to the median of the annual total compensation of all our employees (excluding the CEO) for the year ended December 31, 2023.

Chief Executive Officer annual total compensation	522,667
Median Employee annual total compensation[1]	266,864
Ratio of Chief Executive Officer to Median Employee annual total compensation	**2 to 1**

(1) Our median employee's cash compensation is paid in Euros and has been converted to U.S. dollars using the average exchange rate for the month of December 2023 of €1 to $1.10.

This ratio is a reasonable estimate calculated in a manner consistent with SEC rules.

To identify the median employee, we analyzed the compensation of all of our employees, excluding our CEO, whether employed on a full-time, part-time, temporary or seasonal basis as of December 31, 2023. We did not include any contractors or other non-employee workers in our employee population.

To identify the median employee, we used a consistently applied compensation measure consisting of the sum of base salary rate, actual bonus and commission and the grant date fair value of equity awards granted during the 12-month period from January 1, 2023 through December 31, 2023, for all applicable employees as described above. In the case of non-U.S. employees, payments not made in U.S. dollars were converted to U.S. dollars using the average applicable currency exchange rates for the month of December 2023.

Using the methodology described above, the median employee we identified is a full-time employee based in Germany. We calculated the annual total compensation for the median employee using the same methodology used to report the annual total compensation of our named executive officers in the "2023 Summary compensation table."

Because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, our pay ratio may not be comparable to the pay ratio reported by other companies.

Pay versus performance

As discussed in the Compensation Discussion and Analysis above, the compensation committee generally takes into consideration the company's financial and operating performance while determining the individual executive officer's performance to align our executive officers' pay with company performance. However, the company did not formally use any specific financial performance measures in setting NEOs' executive compensation during the periods presented below.

As required by Item 402(v) of Regulation S-K under the Securities Act, we are providing the following information about the relationship between executive compensation actually paid to our NEOs and certain financial performance of the company.

In this section first principal executive officer ("PEO") refers to Benjamin Silbermann, our former CEO, and second PEO refers to Bill Ready, our current CEO.

Pay-versus-performance

Year	Summary Compensation Table Total for First PEO ($)[1]	Summary Compensation Table Total for Second PEO ($)[1]	Compensation Actually Paid to First PEO ($)[2]	Compensation Actually Paid to Second PEO ($)[2]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[1][3]	Average Compensation Actually Paid to Non-PEO NEOs ($)[2][3]	Value of Initial Fixed $100 Investment Based On:		Net Income (Loss) ($) (in thousands)[5]
							Total Stockholder Return ($)[4]	Peer Group Total Stockholder Return ($)[4]	
2023	—	522,667	—	74,249,630	11,333,745	13,760,300	199	142	(35,610)
2022	202,028	122,651,735	(13,866,816)	153,878,150	411,737	(11,364,015)	123	104	(96,047)
2021	199,100	—	(32,587,745)	—	11,394,930	(25,236,449)	173	180	316,438
2020	199,100	—	81,738,645	—	4,047,470	49,261,185	294	181	(128,323)

[1] The dollar amounts reported represent (i) the total compensation reported in our Summary Compensation Table above for our first PEO and second PEO and (ii) the average total compensation paid of our non-PEO NEOs for the covered fiscal years. For the years reported in the table, Benjamin Silbermann was our first PEO from January 2020 to July 2022, and Bill Ready was our second PEO from July 2022 to December 2023.

[2] The dollar amounts reported represent the amount of "compensation actually paid" ("CAP"), as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amounts of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation reported in our Summary Compensation Table to determine the compensation actually paid for our first and second PEO and the average total compensation paid of our non-PEO NEOs:

Year	Reported Summary Compensation Table Total for First PEO ($)	Reported Value of Equity Awards ($)[a]	Equity Award Adjustments ($)[b]	Compensation Actually Paid to First PEO ($)
2022	202,028	—	(14,068,844)	(13,866,816)
2021	199,100	—	(32,786,845)	(32,587,745)
2020	199,100	—	81,539,545	81,738,645

Year	Reported Summary Compensation Table Total for Second PEO ($)	Reported Value of Equity Awards ($)[a]	Equity Award Adjustments ($)[b]	Compensation Actually Paid to Second PEO ($)
2023	522,667	—	73,726,963	74,249,630
2022	122,651,735	122,348,083	153,574,498	153,878,150

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs ($)	Average Reported Value of Equity Awards ($)[a]	Average Equity Award Adjustments ($)[b]	Average Compensation Actually Paid to Non-PEO NEOs ($)
2023	11,333,745	10,458,498	12,885,053	13,760,300
2022	411,737	—	(11,775,752)	(11,364,015)
2021	11,394,930	11,068,714	(25,562,665)	(25,236,449)
2020	4,047,470	3,763,072	48,976,787	49,261,185

[a] The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the covered fiscal year.

[b] Equity award adjustments for each covered fiscal year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the covered fiscal year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for

awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

First PEO

Year	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value ($)	Total Equity Award Adjustments ($)
2022	—	(8,449,012)	—	(5,619,832)	—	—	(14,068,844)
2021	—	(34,475,010)	—	1,688,165	—	—	(32,786,845)
2020	—	77,191,365	—	4,348,180	—	—	81,539,545

Second PEO

Year	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value ($)	Total Equity Award Adjustments ($)
2023	—	70,090,677	—	3,636,286	—	—	73,726,963
2022	144,492,263	—	9,082,235	—	—	—	153,574,498

Average Non-PEO NEOs

Year	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value ($)	Total Equity Award Adjustments ($)
2023	9,302,870	174,804	2,789,528	617,851	—	—	12,885,053
2022	—	(3,738,316)	—	(3,757,769)	(4,279,667)	—	(11,775,752)
2021	—	(24,500,725)	—	(1,061,940)	—	—	(25,562,665)
2020	15,418,903	36,700,249	691,287	3,467,016	(7,300,668)	—	48,976,787

[3] The non-PEO NEOs represent the following individuals for each of the fiscal years shown:

Year	Non-PEO NEOs
2023	Julia Brau Donnelly, Todd Morgenfeld, Malik Ducard, Sabrina Ellis, Wanji Walcott
2022	Todd Morgenfeld, Christine Flores, Naveen Gavini, Wanji Walcott
2021	Evan Sharp, Todd Morgenfeld, Christine Flores, Naveen Gavini
2020	Evan Sharp, Todd Morgenfeld, Christine Flores, Françoise Brougher

[4] The company and peer group total stockholder return ("TSR") assumed an initial investment of $100 on December 31, 2019. The peer group used for purposes of this table is the compensation peer group set forth in "—Compensation Discussion and Analysis—Competitive positioning" of our proxy statement. For 2023, Coinbase, Match Group, Qualtrics International and SoFi Technologies were added to the peer group and Activision, Adobe, Airbnb, Intuit and ServiceNow were removed from the 2022 peer group using the same criteria we used to establish the compensation peer group in "—Compensation Discussion and Analysis—Competitive positioning" of our proxy statement.

[5] The dollar amounts reported represent net income (loss) in our "Notes to consolidated financial statements" included in our annual report on Form 10-K for the applicable year.

Performance discussion

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs and the average of Compensation Actually Paid to our other NEOs to (i) the company's cumulative TSR and peer group TSR and (ii) net income over the four most recently completed fiscal years.



Compensation Actually Paid Versus Company TSR



Compensation Actually Paid Versus Company Net Income

Equity compensation plan information

The following table provides information as of December 31, 2023, with respect to the shares of our common stock that may be issued under our 2009 Stock Plan and 2019 Omnibus Incentive Plan.

Plan Category	Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (#)
Plans approved by security holders[1]	55,696,642 [2]	18.16 [3]	145,335,295 [4]
Plans not approved by security holders	—	—	—

[1] The 2019 Omnibus Incentive Plan provides that the number of shares reserved and available for issuance under the 2019 Omnibus Incentive Plan will automatically increase on each January 1, commencing on January 1, 2020 through and including January 1, 2029, in an amount equal to 5% of the total number of shares of Class A and Class B common stock outstanding on the immediately preceding December 31.

[2] Includes 312 shares of Class A common stock and 466,668 shares of Class B common stock issuable upon vesting of RSUs awarded under our 2009 Stock Plan and 3,854,748 shares of Class B common stock issuable upon exercise of outstanding options granted under our 2009 Stock Plan. Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. Each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except certain transfers to entities, including certain charities and foundations, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our certificate of incorporation. Upon the death or permanent incapacity of each holder of Class B common stock who is a natural person, the Class B common stock held by that person or his or her permitted estate planning entities will convert automatically into Class A common stock. However, shares of Class B common stock held by Benjamin Silbermann or his permitted estate planning entities or other permitted transferees will not convert automatically into Class A common stock until a time that is between 90 and 540 days after his death or permanent incapacity, as determined by the board of directors. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock on (i) April 23, 2026, the seven-year anniversary of our IPO, except with respect to shares of Class B common stock held by any holder that continues to beneficially own at least 50% of the number of shares of Class B common stock that such holder beneficially owned immediately prior to completion of our IPO; and (ii) a date that is between 90 and 540 days, as determined by the board of directors, after the death or permanent incapacity of Mr. Silbermann. Includes 43,709,052 shares of Class A common stock issuable upon vesting of RSUs and 923,130 shares of Class A common stock issuable upon vesting of RSAs awarded under our 2019 Omnibus Incentive Plan as well as 9,189,065 shares of Class A common stock issuable upon exercise of outstanding options granted under our 2019 Omnibus Incentive Plan.

[3] Excludes RSAs and RSUs as they have no exercise price.

[4] Reflects shares available for future issuance under the 2019 Omnibus Incentive Plan (excluding shares underlying outstanding awards).

Audit matters


Proposal 3

Ratification of selection of independent auditor


The audit committee has sole responsibility for the appointment, compensation and oversight of our independent registered public accounting firm. At the annual meeting, you are being asked to ratify the audit committee's selection of Ernst & Young LLP ("EY") to serve as our independent auditor for the year ending December 31, 2024. EY has served as our independent auditor since 2013. The audit committee believes that the continued retention of EY as our independent auditor is in the best interests of Pinterest and its stockholders. Representatives of EY are expected to be present at the annual meeting. They will have an opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate stockholder questions.

The board, upon recommendation of the audit committee, is submitting the selection of EY to stockholders for ratification as a matter of good corporate governance. If stockholders do not ratify the selection of EY, the audit committee will review its future selection of our independent auditor in light of that result. Even if the selection is ratified, the audit committee may, in its discretion, appoint a new independent auditor at any time during the year if it determines that such a change would be in the best interests of the company and its stockholders.

> **The board recommends a vote FOR the ratification of Ernst & Young LLP**

Principal accountant fees and services

The following table represents aggregate fees for EY services for the years ended December 31, 2023 and 2022 (in thousands):

	2023	2022
Audit fees[1]	4,847	4,483
Audit-related fees[2]	—	—
Tax fees[3]	861	1,222
All other fees[4]	—	—
Total fees	**5,708**	**5,705**

[1] Consist of fees for services rendered in connection with the annual audit of our consolidated financial statements and audit of internal control over financial reporting, reviews of our quarterly condensed consolidated financial statements, services provided in connection with statutory and regulatory filings, and consultations on accounting matters directly related to the audit.

[2] There were no audit-related fees for the years ended December 31, 2023 and 2022.

[3] Consist of fees for services rendered for tax compliance, tax advice and tax planning.

[4] Consist of fees for all other services not included in the categories set forth above.

Pre-approval policies and procedures

It is the policy of the audit committee to pre-approve, typically near the beginning of each fiscal year, all audit and permissible non-audit services to be provided by the independent auditor during that fiscal year. The audit committee also may pre-approve particular services during the fiscal year on a case-by-case basis. The audit committee has delegated to the chair of the audit committee the authority to pre-approve such specific services on a case-by-case basis for which the aggregated estimated fees do not exceed $200,000. The audit committee or its chair, as applicable, considers whether the provision of any non-audit services is compatible with maintaining the independence of our independent auditor and solicits the input of management and the independent auditor on this issue. The audit committee pre-approved all of the services reported in the table above, pursuant to the policies and procedures described above, and the audit committee determined that all non-audit services provided to the company by EY were compatible with the maintenance of EY's independence in the conduct of its auditing functions.

Audit committee report

The audit committee has reviewed and discussed with management the audited financial statements for the fiscal year ended December 31, 2023. The audit committee has discussed with EY, our independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The audit committee has also received the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding the firm's communications with the audit committee concerning independence and has discussed with EY the firm's independence. Based on the foregoing, the audit committee has recommended to the board that the audited financial statements be included in our 2023 annual report on Form 10-K.

Members of the Audit Committee

Scott Schenkel (chair)
Fredric Reynolds
Salaam Coleman Smith
Marc Steinberg

Security ownership of certain beneficial owners and management

The following table sets forth certain information regarding the beneficial ownership of our Class A common stock and Class B common stock as of March 31, 2024, by: (i) each director and nominee for director; (ii) each NEO; (iii) all current executive officers and directors as a group; and (iv) each person or group known by us to be the beneficial owner of more than 5% of our Class A common stock or Class B common stock. We have determined beneficial ownership in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote (or direct the voting) or to dispose (or direct the disposition) of such securities or has the right to acquire these powers within 60 days. Unless otherwise indicated, and subject to community property laws where applicable, based on the information available to us, the company believes that each of the stockholders named in the table has sole voting and investment power over the reported shares. Unless otherwise indicated, the address for each stockholder is c/o Pinterest at the company's address set forth on page 60 of this Proxy Statement.

Applicable percentages are based on 598,867,138 shares of Class A common stock and 83,714,227 shares of Class B common stock outstanding as of March 31, 2024, adjusted as required by SEC rules. We have deemed shares of our Class A common stock and of our Class B common stock subject to stock options that are currently exercisable or exercisable within 60 days of March 31, 2024, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person only. We have deemed shares of our Class A common stock and of our Class B common stock subject to RSUs that are expected to become vested within 60 days of March 31, 2024, to be outstanding and to be beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person only.

The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis, such that each holder of Class B common stock beneficially owns an equivalent number of shares of Class A common stock. Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, voting together as a single class, with each share of our Class A common stock entitled to one vote per share and each share of our Class B common stock entitled to 20 votes per share. The holders of our Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may be otherwise required by law or our certificate of incorporation.

The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

Name of Beneficial Owner	Class A Common Stock		Class B Common Stock		% of Total Voting Power
	Shares	% of Class	Shares	% of Class	
Named Executive Officers and Directors					
Benjamin Silbermann[1]	—	—	38,974,312	46.49	34.26
Evan Sharp[2]	—	—	3,143,468	3.67	2.72
Bill Ready[3]	4,205,665	*	—	—	*
Julia Brau Donnelly[4]	—	—	—	—	—
Todd Morgenfeld[5]	—	—	—	—	—
Malik Ducard[6]	269,107	*	—	—	*
Sabrina Ellis[7]	137,893	*	—	—	*
Wanji Walcott[8]	101,831	*	—	—	*
Jeffrey Jordan[9]	104,750	*	—	—	*
Leslie Kilgore[10]	64,210	*	6,838	*	*
Jeremy Levine[11]	1,200,954	*	—	—	*
Gokul Rajaram[12]	37,537	*	—	—	*
Fredric Reynolds[13]	90,535	*	100,000	*	*
Scott Schenkel[14]	—	—	—	—	—
Salaam Coleman Smith[15]	34,209	*	—	—	*
Marc Steinberg[16]	16,106	*	—	—	*
Andrea Wishom[17]	38,898	*	—	—	*
All directors and executive officers as a group[18]	6,301,695	1.05	42,224,618	49.27	36.73
Other 5% Stockholders					
Paul Sciarra[19]	—	—	34,106,615	40.71	30.04
Blackrock, Inc.[20]	36,051,756	6.02	—	—	1.59
The Vanguard Group[21]	56,348,766	9.41	—	—	2.48

* Represents beneficial ownership or voting power of less than one percent

[1] Includes (i) 1,120,757 shares of Class B common stock held by Mr. Silbermann; (ii) 37,736,888 shares of Class B common stock held by Benjamin W. Silbermann and Divya Silbermann, as trustees of the Benjamin and Divya Silbermann Family Trust (the "Trust"); and, (iii) 116,667 shares of Class B common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2024. Mr. Silbermann and Ms. Silbermann have sole voting and dispositive power over the shares held by the Trust and may therefore be deemed to beneficially own such shares. Does not include 9,212,530 shares of Class B common stock held by an LLC that is owned by a trust, the beneficiaries of which include certain of Mr. Silbermann's immediate family members. Mr. Silbermann does not have dispositive power or voting power over the shares held by the LLC and, as a result, Mr. Silbermann is deemed not to be a beneficial owner of the shares held by the LLC and such shares are not included in the table.

[2] Includes (i) 332,156 shares of Class B common stock held by Mr. Sharp; (ii) 1,756,336 shares of Class B common stock issuable upon exercise of outstanding stock options held by Evan Sharp; (iii) 267,127 shares of Class B common stock held by Evan & Christina Sharp Revocable Trust; (iv) 199,341 shares of Class B common stock held by Evan & Christina Sharp Irrevocable Remainder Trust; (v) 271,532 shares of Class B common stock held by The Sharp Family Investments LLC Fund 1; (vi) 156,267 shares of Class B common stock held by The Sharp Family Investments LLC Fund 2; (vii) 44,042 shares of Class B common stock held by The Sharp Family Investments LLC Fund 3; and, (viii) 116,667 shares of Class B common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2024.

[3] Includes (i) 414,114 shares of Class A common stock held by Mr. Ready; (ii) 584,112 shares of restricted Class A common stock that remain subject to vesting; (iii) 2,672,866 shares of Class A common stock issuable upon exercise of outstanding stock options held by Bill Ready; and (iv) 534,573 shares of Class A common stock issuable upon exercise of outstanding stock options that will vest within 60 days of March 31, 2024. Mr. Ready also holds 4,811,160 outstanding stock options for which Mr. Ready does not have the right to acquire beneficial ownership of the underlying shares of Class A common stock within 60 days of March 31, 2024 and therefore are not included in the table.

[4] Ms. Donnelly holds 327,358 unvested RSUs for which Ms. Donnelly does not have the right to acquire beneficial ownership of the underlying shares of Class A common stock within 60 days of March 31, 2024 and therefore are not included in the table.

[5] Based on Mr. Morgenfeld's latest Form 4 filing, which was filed with the SEC on August 7, 2023. Mr. Morgenfeld departed from the company effective July 1, 2023.

[6] Includes (i) 269,107 shares of Class A common stock held by Mr. Ducard. Mr. Ducard also holds 113,336 unvested RSUs for which Mr. Ducard does not have the right to acquire beneficial ownership of the underlying shares of Class A common stock within 60 days of March 31, 2024 and therefore are not included in the table.

[7] Includes (i) 47,240 shares of Class A common stock held by Ms. Ellis; and (ii) 90,653 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2024. Ms. Ellis also holds 362,611 unvested RSUs for which Ms. Ellis does not have the right to acquire beneficial ownership of the underlying shares of Class A common stock within 60 days of March 31, 2024 and therefore are not included in the table.

[8] Includes (i) 59,850 shares of Class A common stock held by Ms. Walcott; and (ii) 41,981 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2024. Ms. Walcott also holds 83,964 unvested RSUs for which Ms. Walcott does not have the right to acquire beneficial ownership of the underlying shares of Class A common stock within 60 days of March 31, 2024 and therefore are not included in the table.

[9] Includes (i) 39,805 shares of Class A common stock held by Mr. Jordan; (ii) 54,215 shares of Class A common stock held by Jordan Family Revocable Trust; and (iii) 10,730 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2024.

[10] Includes (i) 16,694 shares of Class A common stock held by Ms. Kilgore; (ii) 36,786 shares of Class A common stock held by the JLK Family Legacy Trust, of which Ms. Kilgore is a trustee; (iii) 10,730 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2024; and (iv) 6,838 shares of Class B common stock.

[11] Includes (i) 1,190,224 shares of Class A common stock held by Mr. Levine; and (ii) 10,730 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2024.

[12] Includes (i) 22,850 shares of Class A common stock held by Mr. Rajaram; (ii) 3,957 shares of Class A common stock held by Gokul Rajaram & Tamara Lucero-Rajaram Trustees Rajaram Family Revocable Trust, of which Mr. Rajaram is a Trustee; and (iii) 10,730 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2024.

[13] Includes (i) 79,805 shares of Class A common stock held by Mr. Reynolds; (ii) 10,730 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2024; and (iii) 100,000 shares of Class B common stock.

[14] Mr. Schenkel holds 15,558 unvested RSUs for which he does not have the right to acquire beneficial ownership of the Class A common stock within 60 days of March 31, 2024 and therefore are not included in the table.

[15] Includes (i) 23,479 of Class A common stock held by Ms. Coleman; and, (ii) 10,730 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2024.

[16] Includes (i) 5,376 shares of Class A common stock held by Mr. Steinberg; and (ii) 10,730 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2024. Mr. Steinberg also holds 10,753 unvested RSUs for which he does not have the right to acquire beneficial ownership of the underlying shares of Class A common stock within 60 days of March 31, 2024 and therefore are not included in the table.

[17] Includes (i) 28,168 shares of Class A common stock held by Ms. Wishom; and (ii) 10,730 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2024.

[18] Consists of (i) 2,291,670 shares of Class A common stock owned directly and indirectly by our directors and executive officers; (ii) 40,234,948 shares of Class B common stock owned directly and indirectly by our directors and executive officers; (iii) 2,672,866 shares of Class A common stock issuable upon exercise of outstanding stock options; (iv) 534,573 shares of Class A common stock issuable to our executive officers and directors under outstanding stock options that will vest within 60 days of March 31, 2024; (v) 1,756,336 shares of Class B common stock issuable to our executive officers and directors under outstanding stock options; (vi) 233,334 shares of Class B common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2024; (vii) 218,474 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 31, 2024; and, (vi) 584,112 shares of restricted Class A common stock that remain subject to vesting. Excludes 913,580 unvested RSUs and 4,811,160 stock options held by our executive officers and directors for which such persons do not have the right to acquire beneficial ownership of the underlying shares of Class A common stock, in each case within 60 days of March 31, 2024.

[19] Based on information provided to us by Paul Sciarra, includes (i) 26,291,139 shares of Class B Common Stock of the Issuer held by the Sciarra Management Trust, of which Paul Cahill Sciarra is trustee and, in his capacity as trustee, has voting, investment and dispositive power over the shares held by the trust; and (ii) 7,815,476 shares of Class B Common Stock held by the PCS Remainder LLC, a limited liability company the sole member of which is PCS Remainder Trust. Mr. Sciarra, in his capacity as the protector of the PCS Remainder Trust, has the authority to remove and replace the trustee of this trust and as such may be deemed to have voting, investment and dispositive power over the shares held by this trust through the LLC. The address for U.S. Trust Company of Delaware, as agent for Sciarra Management Trust is 2951 Centerville Road, Suite 200, Wilmington, DE 19808. The address for the PCS Remainder LLC is the Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

[20] Based on the Schedule 13G/A filed with the SEC by Blackrock, Inc. on January 29, 2024 reporting ownership of 36,051,756 shares of Class A common stock as of December 31, 2023, with sole voting power with respect to 31,427,245 shares and sole dispositive power with respect to 36,051,756 shares. The address of Blackrock, Inc. is 50 Hudson Yards, New York, New York, 10001

[21] Based on the Schedule 13G/A filed with the SEC by The Vanguard Group on February 13, 2024 reporting ownership of 56,348,766 shares of Class A common stock as of December 29, 2023 with shared voting power with respect to 441,065 shares, sole dispositive power with respect to 54,992,039 shares and shared dispositive power with respect to 1,356,727 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

Delinquent section 16(a) reports

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of such securities. To our knowledge, based solely on a review of such reports filed with the SEC and written representations that no other reports were required during 2023, we believe that all required reports were timely filed, except that due to administrative errors the following reports were filed late: (i) a Form 4 to report a grant of RSUs to Andrea Acosta, (ii) a Form 4 to report a grant of RSUs to Christine Deputy, and (ii) a Form 4 to report shares withheld for accelerated vesting for Todd Morgenfeld.

Proxy

Other matters

Related party transactions

Policies and procedures

Pursuant to our written related party transaction policy, the audit committee has the primary responsibility for reviewing and approving (or, if advance approval is not feasible, ratifying) related party transactions. A related party includes our directors, executive officers, beneficial owners of more than 5% of our voting securities, or any member of the immediate family or person sharing the household with the foregoing persons. A related party transaction is a current or proposed transaction, arrangement or relationship in which our company was, is or will be a participant and the amount involved exceeds or is expected to exceed $120,000 in any fiscal year and in which any related party has, had or will have a direct or indirect material interest.

The audit committee, while reviewing a related party transaction for approval or ratification, will consider various factors, including the benefit of the transaction to us, the terms of the transaction and whether it is at arm's-length and in the ordinary course of our business, the direct or indirect nature of the related person's interest in the transaction, the size and expected term of the transaction, and other facts and circumstances that bear on the materiality of the related party transaction. If advance approval of a related party transaction is not feasible, the chair of the audit committee may approve the transaction and such transaction may be ratified by the audit committee in accordance with our written policy.

Related party transactions

Since January 1, 2023, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest.

In addition, from time to time, we do business with other companies, including advertisers, affiliated with certain holders of our capital stock. We also believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arm's-length basis.

Stockholder proposals for the 2025 annual meeting of stockholders

Proposals and director nominations to be included in our Proxy Statement

Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in our Proxy Statement and for consideration at our 2025 annual meeting of stockholders ("2025 annual meeting"). To be eligible, your proposal must be received by our Corporate Secretary at the company's address: 651 Brannan Street, San Francisco, California 94107, no later than the close of business (6:00 p.m. Pacific Time) on December 11, 2024, and must otherwise comply with Rule 14a-8. While the board will consider stockholder proposals that we receive, we reserve the right to omit from our Proxy Statement stockholder proposals that do not satisfy applicable SEC rules.

In addition, our bylaws permit stockholders (either individually or in a group of up to 20 stockholders) that have owned 3% or more of Pinterest's outstanding shares continuously for at least three years to submit director nominees (the greater of two directors or up to 20% of our board) for inclusion in our proxy materials. To be considered for inclusion in our Proxy Statement and for consideration at our 2025 annual meeting, your director nomination must be received by our Corporate Secretary at the company's address (see above) no later than the close of business (6:00 p.m. Pacific Time) on December 11, 2024, and no earlier than the close of business on November 11, 2024, assuming that the 2025 annual meeting of stockholders occurs within 30 days before or after the anniversary of the 2024 annual meeting. In order to utilize these proxy access provisions, a stockholder or group of stockholders must also satisfy the additional eligibility, procedural, and disclosure requirements set forth in our bylaws. The submission of proxy access nomination does not guarantee its inclusion in our Proxy Statement, and we reserve the right to omit from our Proxy Statement any proxy access nomination that does not satisfy the applicable requirements.

Other proposals and director nominations to be presented at the 2025 annual meeting

Under our bylaws, in order to nominate a director or bring any other business before the stockholders at the 2025 annual meeting that will not be included in our Proxy Statement pursuant to Rule 14a-8 under the Exchange Act or the proxy access provisions of our bylaws, you must comply with the procedures and timing specifically described in the separate advance notice provisions of our bylaws (which includes information required under Rule 14a-19). Assuming that the 2025 annual meeting occurs within 30 days before or after the anniversary of the 2024 annual meeting, stockholders desiring to nominate a director or bring any other business before the stockholders at the 2025 annual meeting other than pursuant to Rule 14a-8 or our bylaws' proxy access provisions must notify our Corporate Secretary in writing not earlier than the close of business on January 23, 2025, and not later than the close of business on February 22, 2025. Such notice must set forth certain information specified in our bylaws. Failure to comply with these and other applicable requirements may result in a nomination or proposal of other business being disregarded pursuant to our bylaws.

All stockholder proposals and nominations should be in writing and be submitted to the Corporate Secretary at the company's address (see above) of this Proxy Statement. We advise you to review our bylaws, which set forth the requirements for the nomination of director candidates and the presentation of proposals by stockholders. Our bylaws can be found on our website at *https://investor.pinterestinc.com/governance/governance-documents*, or you may obtain a copy free of charge by contacting the Corporate Secretary at the company's address on page 60 of this Proxy Statement.

We reserve the right to reject, rule out of order, or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

Voting and annual meeting information

Meeting information

Why have these proxy materials been made available to me?

These materials are available in connection with the board's solicitation of proxies to be voted at the annual meeting. The annual meeting is being held to elect three Class II directors to hold office until the 2027 annual meeting (Proposal 1), approve, in a non-binding advisory vote, the compensation of our named executive officers (Proposal 2), and ratify the selection of Ernst & Young as our independent auditor for 2024 (Proposal 3). All stockholders who held shares of our common stock as of the close of business on the record date, March 27, 2024, are entitled to attend the annual meeting and to vote on the items of business outlined above. Whether or not you choose to attend the annual meeting, we urge you to vote your shares as soon as possible so that your shares are represented at the annual meeting.

This Proxy Statement is furnished in connection with the solicitation of your proxy by our board to vote at the annual meeting, including at any adjournments or postponements of the annual meeting. This Proxy Statement contains information to be voted on at the annual meeting and certain other information required by SEC rules. In accordance with SEC rules, we are making our proxy materials available at www.proxyvote.com with an option to request a printed set be mailed to you. We expect to begin mailing a notice of internet availability of proxy materials on or about April 10, 2024, to all stockholders of record entitled to vote at the annual meeting. This notice contains instructions for viewing the proxy materials and voting online and requesting a printed set of proxy materials.

How can I attend the meeting?

The annual meeting will be held exclusively online at *www.virtualshareholdermeeting.com/PINS2024* on Thursday, May 23, 2024, at 8:00 a.m. Pacific Time. We invite all Pinterest stockholders as of the record date to attend the annual meeting. Through the virtual annual meeting format, you will be able to participate in the annual meeting online, vote your shares electronically and submit questions. We encourage you to access the annual meeting prior to the start time, and you should allow ample time to log in to the annual meeting webcast and test your computer audio system.

Stockholders of record as of the record date are entitled to participate in the annual meeting. To log in to the annual meeting, stockholders of record should go to the meeting website, enter the 16-digit control number included on your notice of internet availability of proxy materials or proxy card, and follow the instructions on the website.

If your shares are held in street name and your voting instruction form or notice of internet availability of proxy materials indicates that you may vote those shares through www.proxyvote.com, then you may access and participate in the annual meeting with the 16-digit access code indicated on that voting instruction form or notice of internet availability of proxy materials. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least 5 days before the annual meeting) and obtain a "legal proxy" in order to be able to attend and participate in the annual meeting.

Why a virtual meeting?

We have adopted a virtual format to provide a consistent experience to all stockholders regardless of location, expand stockholder access to the annual meeting, achieve cost savings for stockholders and Pinterest, and reduce the environmental impact of the annual meeting. Hosting a virtual annual meeting enables increased stockholder attendance and participation since stockholders can participate from any geographic location with internet connectivity. We have structured the virtual format so that it offers the same participation opportunities that would be provided at an in-person annual meeting. In particular:

- **You can submit questions in advance of and during the annual meeting**. Our question and answer session will include questions submitted both in advance of and live during the annual meeting. If you are a stockholder of record, or hold shares in street name and your voting instruction form or notice of internet availability of proxy materials indicates you may vote through www.proxyvote.com, you may submit a question in advance of the annual meeting at www.proxyvote.com or during the annual meeting at www.virtualshareholdermeeting. com/PINS2024, in each case by logging in with your 16-digit control number. We plan to answer as many questions during the annual meeting as time permits. Information regarding the types of questions permitted will be available in the meeting rules of conduct, which will be posted on the virtual meeting website during the meeting.

- **Tech support will be available to facilitate your access to the annual meeting**. We encourage you to access the annual meeting before it begins. Online check-in will start shortly before the annual meeting on May 23, 2024. We will have technicians available to assist you. If you have difficulty accessing the annual meeting please follow the instructions at the annual meeting website to connect with a technician via phone.

Following the annual meeting, for a period of one year, we will make available a replay of the entire annual meeting on our investor relations website https://investor.pinterestinc.com.

What constitutes a quorum?

A quorum of stockholders is necessary to transact business at the annual meeting. A quorum exists if the holders of at least a majority of the voting power of the issued and outstanding shares entitled to vote are represented at the annual meeting, either by attending and voting at the annual meeting or by proxy. Abstentions and broker non-votes, if any, will be counted in determining if there is a quorum. If there is no quorum, either the chairperson of the annual meeting or the holders of a majority of the voting power of the shares represented at the annual meeting may adjourn the annual meeting to another date.

Voting information

Who is eligible to vote?

Only stockholders of record at the close of business on the record date are entitled to vote at the annual meeting. As of the record date, there were 598,859,812 shares of Class A common stock and 83,714,255 shares of Class B common stock outstanding and entitled to vote.

How many votes per share do I have?

Our Class A common stock has one vote per share and our Class B common stock has twenty votes per share. Our Class A common stock and Class B common stock will vote together as a single class on all matters to be voted upon at the annual meeting.

How can I vote?

Your voting options depend on how you hold your shares. You may vote as follows if you are a stockholder of record as of the record date or if you hold your shares in street name and your voting instruction form or notice of internet availability of proxy materials indicates that you may vote these shares through *www.proxyvote.com:*

- **At the annual meeting**, by following the log in procedures described above and completing the online form during the annual meeting.
- **Before the annual meeting**, online, by going to www.proxyvote.com and following the prompts.

Otherwise, stockholders who hold their shares in street name should follow the voting instructions received from their broker, bank or other agent. If you received a paper copy of the proxy materials, you may also vote by mail (by completing, signing and dating the enclosed proxy card or voting instruction card and returning it promptly in the envelope provided) or over the phone.

You can vote over the phone or online until 11:59 p.m. Eastern Time on the day before the annual meeting. If you vote by mail, your proxy or voting instruction card, as applicable, must be received by the day before the annual meeting. You may still attend and vote at the annual meeting even if you have already voted by proxy.

How can I change my vote?

You can revoke your proxy at any time before the final vote at the annual meeting. You can also change your vote by attending and voting at the annual meeting. Please note that simply attending the annual meeting will not, by itself, revoke your proxy. In addition:

- If you are the beneficial owner, you can also change your vote or revoke your voting instruction by following the instructions provided by the broker, bank or other agent through which your shares are held.
- If you are the stockholder of record, you can also change your vote or revoke your proxy by submitting a new proxy card that bears a later date, by submitting new proxy instructions over the phone or online or by sending a timely written notice that you are revoking your proxy to the Corporate Secretary at the company's address (see page 60 of this Proxy Statement). Such notice will be considered timely if it is received by the day before the annual meeting.

Who will count the votes?

Votes will be tabulated by Broadridge Financial Solutions, Inc. ("Broadridge"), and the board has appointed Broadridge to serve as our independent inspector of election.

What if I am a record holder and I do not submit voting instructions?

If you complete and submit your proxy, the persons named as proxies will vote your shares in accordance with your instructions. If you submit a proxy but do not complete the voting instructions, the persons named as proxies will vote your shares in accordance with the board's recommendations below. If you do not submit a proxy or vote at the annual meeting, your shares will not be voted.

What if I am a street-name holder and I do not submit voting instructions?

You may instruct your broker, bank or other agent on how to vote your shares by following the instructions they provided with the proxy materials. If you do not do so, your broker, bank or other agent may in some cases vote the shares in their discretion, but they are not permitted to vote on certain proposals and may elect not to vote on any of the proposals. Whether a broker, bank or other nominee has discretion to vote the shares on uninstructed matters is subject to NYSE rules and a final determination by NYSE. If you do not provide voting instructions and the broker, bank or other agent elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker does not vote. Therefore, you are encouraged to return your voting instructions so that your shares are voted at the annual meeting.

What vote is necessary to approve each proposal and what are the board's recommendations?

The following table sets forth the voting requirements for each proposal being voted on at the annual meeting and the board's recommendations.

Proposal	Board Recommendation	Required Vote	Effect of	
			Withholding / Abstentions	Broker Non-Votes
1 Election of directors	**"FOR"** each nominee	Plurality of votes cast (nominees that receive the most FOR votes will be elected)	No effect	Not counted as a vote cast and so no effect
2 Non-binding advisory vote on the compensation of our named executive officers	**"FOR"**	Majority of the voting power of the shares represented at the meeting and entitled to vote on the matter	Same as a vote AGAINST	Not counted as entitled to vote and so no effect
3 Ratification of selection of Ernst & Young	**"FOR"**	Majority of the voting power of the shares represented at the meeting and entitled to vote on the matter	Same as a vote AGAINST	Not counted as entitled to vote and so no effect

Each nominee has consented to be a candidate and to serve if elected. Although the board has no reason to believe that any nominee will be unavailable to serve as a director, if such an event should occur, the board may designate a substitute nominee or reduce the size of the board. If the board designates a substitute nominee, proxies will be voted for such substitute nominee(s).

What if other business comes before the annual meeting?

We do not expect any other business to properly come before the annual meeting; however, if any other business should properly come before the annual meeting, the persons named as proxies will vote your shares on such matters in accordance with their best judgment.

How can I find out the voting results?

We will announce the preliminary voting results at the annual meeting. Final voting results will be published on a Form 8-K that we expect to file with the SEC within four business days after the annual meeting.

Proxy material information

Why did I receive a notice in the mail regarding the internet availability of proxy materials instead of a paper copy of the full set of proxy materials?

In accordance with SEC rules, and in order to expedite our stockholders' receipt of proxy materials, lower Pinterest's costs and reduce the environmental impact of the annual meeting, we are making our proxy materials available to stockholders primarily over the internet. As a result, we are mailing a notice of the internet availability of the proxy materials to our stockholders instead of a paper copy of the full set of proxy materials. As explained in the notice, you can view our proxy materials and vote online by visiting www.proxyvote.com and having available the 16-digit control number contained in your notice. If you received a notice, you will not receive a printed copy of the proxy materials unless you request one by following the instructions provided in the notice.

Who pays the cost of the proxy solicitation?

We will pay for the costs of soliciting proxies, including the preparation, assembly, printing and mailing of the proxy materials. In addition, our directors, officers and employees may also solicit proxies in person, by telephone, or by other means of communication, without additional compensation. We may also reimburse brokers, banks, fiduciaries, custodians and other institutions for their costs in forwarding the proxy materials to the street-name holders of our common stock.

What if I receive multiple notices or proxy or voting instruction cards?

If you received more than one notice of internet availability or proxy or voting instruction card, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on each of the notices, cards or forms to ensure that all of your shares are voted.

How can I sign up to receive future proxy materials by e-mail?

We encourage stockholders to take advantage of electronic delivery to help reduce the cost and environmental impact of the annual meeting. To sign up for electronic delivery, please visit www.proxyvote.com. Also, if you are a beneficial owner, you may sign up for electronic delivery by contacting your bank, broker or other agent through which you hold your shares. Once you sign up, you will not receive a printed copy of the proxy materials unless you request them.

What is householding?

SEC rules permit us, with your permission, to send a single set of proxy materials, including the notice of internet availability, Proxy Statement and annual report, to any household at which two or more stockholders reside if we believe they are members of the same family. This rule is called "householding" and its purpose is to help reduce printing and mailing costs of proxy materials. To date, we have not instituted this procedure, but may do so in the future. A number of brokerage firms have instituted householding. If you and members of your household have multiple accounts holding shares of our common stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of the proxy materials or wish to revoke your decision to household or if you are receiving multiple copies of the proxy materials but wish to receive a single copy in the future. These options are available to you at any time. If you receive a single set of proxy materials as a result of householding by your broker and you would like to receive separate copies of the notice of internet availability, Proxy Statement or annual report, you may also submit a request to our Corporate Secretary by mail or phone at the company's address or number (see page 60 of this Proxy Statement), and we will promptly send you the requested materials.

How can I get a paper copy of Pinterest's annual report?

A copy of our 2023 annual report on Form 10-K is available without charge upon written request to the Corporate Secretary at the company's address (see page 60 of this Proxy Statement).

Appendix A - Information regarding Non-GAAP financial measures

This Proxy Statement contains a non-GAAP measure of financial performance, Adjusted EBITDA.

To supplement our consolidated financial statements presented in accordance with GAAP, we consider Adjusted EBITDA, a financial measure which is not based on any standardized methodology prescribed by GAAP.

We define Adjusted EBITDA as net income (loss) adjusted to exclude depreciation and amortization expense, share-based compensation expense, interest income (expense), net, other income (expense), net, provision for income taxes, restructuring charges and non-cash charitable contributions.

We use Adjusted EBITDA to evaluate our operating results and for financial and operational decision-making purposes. We believe Adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the income and expenses that it excludes. We also believe Adjusted EBITDA provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects, and allows for greater transparency with respect to key metrics we use for financial and operational decision-making. We are presenting Adjusted EBITDA to assist investors in seeing our operating results through the eyes of management and because we believe that this measure provides an additional tool for investors to use in comparing our core business operating results over multiple periods with other companies in our industry. However, our definition of Adjusted EBITDA may not be the same as similarly titled measures used by other companies.

Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA rather than net income (loss), the nearest GAAP equivalent. For example, Adjusted EBITDA excludes:

- certain recurring, non-cash charges such as depreciation of fixed assets and amortization of acquired intangible assets, although these assets may have to be replaced in the future; and
- share-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense and an important part of our compensation strategy.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income (loss) and our other financial results presented in accordance with GAAP. The following table presents a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Net income (loss)	$ (35,610)	$ (96,047)	$316,438
Depreciation and amortization	21,509	46,489	27,500
Share-based compensation	647,860	497,123	415,382
Interest (income) expense, net	(105,439)	(30,235)	(3,075)
Other (income) expense, net	(3,799)	14,502	8,291
Provision for income taxes	19,170	10,103	4,533
Restructuring charges	126,882	—	—
Non-cash charitable contributions	12,890	—	45,300
Adjusted EBITDA	$683,463	$441,935	$814,369

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

———————

FORM 10-K

———————

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended December 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from   to

Commission file number 001-38872



Pinterest, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**26-3607129**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

651 Brannan Street	
San Francisco, California	**94107**
(Address of Principal Executive Offices)	**(Zip Code)**

(415) 762-7100

Registrant's Telephone Number, Including Area Code

———————

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, $0.00001 par value	PINS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of a share of the registrant's common stock on June 30, 2023 as reported by the New York Stock Exchange on such date was approximately $13.8 billion.

As of February 2, 2024, there were 595,211,750 shares of the registrant's Class A common stock, $.00001 par value per share, outstanding, and 83,771,609 shares of the registrant's Class B common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's Definitive Proxy Statement for the 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2023.

Form 10-K

Pinterest, Inc.
Table of contents

Note about forward-looking statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which statements involve substantial risks and uncertainties. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and are often characterized by the use of words such as "believes," "estimates," "expects," "projects," "may," "will," "can,""intends," "plans", "targets", "forecasts", "anticipates," or similar expressions, or by discussions of strategy, plans or intentions. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from historical results or any future results, performance or achievements expressed, suggested or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, statements about:

- general economic uncertainty in global markets and a worsening of global economic conditions or low levels of economic growth, including inflation, stress in the banking industry, foreign exchange fluctuations and supply-chain issues;
- the effect of general economic and political conditions;
- our financial performance, including revenue, cost and expenses and cash flows;
- our ability to attract, retain and recover users and maintain and grow their level of engagement;
- our ability to provide content that is useful and relevant to users' personal taste and interests;
- our ability to develop successful new products or improve existing ones;
- our ability to maintain and enhance our brand and reputation;
- potential harm caused by compromises in security, including our cybersecurity protections and resources and costs required to prevent, detect and remediate potential security breaches;
- potential harm caused by changes in online application stores or internet search engines' methodologies, particularly search engine optimization methodologies and policies;
- discontinuation, disruptions or outages in third-party single sign-on access;
- our ability to compete effectively in our industry;
- our ability to scale our business, including our monetization efforts;
- our ability to attract and retain advertisers and scale our revenue model;
- our ability to attract and retain creators and publishers that create relevant and engaging content;
- our ability to develop effective products and tools for advertisers, including measurement tools;
- our ability to expand and monetize our platform internationally;
- our ability to effectively manage the growth of our business;
- our ability to continue to use and develop artificial intelligence ("AI") as well as managing the challenges and risks posed by AI;
- our ability to successfully manage our flexible work model with a more distributed workforce;
- our lack of operating history and ability to sustain profitability;
- decisions that reduce short-term revenue or profitability or do not produce the long-term benefits we expect;
- fluctuations in our operating results;
- our ability to raise additional capital on favorable terms or at all;
- our ability to realize anticipated benefits from mergers and acquisitions, joint ventures, strategic partnerships and other investments;
- our ability to protect our intellectual property;
- our ability to receive, process, store, use and share data, and compliance with laws and regulations related to data privacy and content;
- current or potential litigation and regulatory actions involving us;

- our ability to comply with modified or new laws and regulations applying to our business, and potential harm to our business as a result of those laws and regulations;

- real or perceived inaccuracies in metrics related to our business;

- disruption of, degradation in or interference with our use of Amazon Web Services and our infrastructure; and

- our ability to attract and retain personnel.

These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Forward-looking statements made in this Annual Report on Form 10-K speak only as of the date on which such statements are made, and we undertake no obligation to update them in light of new information or future events, except as required by law.

You should carefully consider the above factors, as well as the factors discussed elsewhere in this Annual Report on Form 10-K. The factors identified above should not be construed as an exhaustive list of factors that could affect our future results and should be read in conjunction with the other cautionary statements that are included in this Annual Report. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. If any of these trends, risks or uncertainties actually occurs or continues, our business, revenue and financial results could be harmed, the trading price of our Class A common stock could decline and you could lose all or part of your investment.

Unless expressly indicated or the context requires otherwise, the terms "Pinterest," "company," "we," "us," and "our" in this document refer to Pinterest, Inc., a Delaware corporation, and, where appropriate, its wholly owned subsidiaries. The term "Pinterest" may also refer to our products, regardless of the manner in which they are accessed. For references to accessing Pinterest on the "web" or via a "website," such terms refer to accessing Pinterest on personal computers. For references to accessing Pinterest on "mobile," such term refers to accessing Pinterest via a mobile application or via a mobile-optimized version of our website such as m.pinterest.com, whether on a mobile phone or tablet.

Summary of risk factors

The following summarizes the principal factors that make an investment in our company speculative or risky, all of which are more fully described in the Risk Factors section below. This summary should be read in conjunction with the Risk Factors section and should not be relied upon as an exhaustive summary of the material risks facing our business. The following factors could result in harm to our business, reputation, revenue, financial results, and prospects, among other impacts:

Business Strategy and Growth. Our strategic decisions and efforts to expand the business, including:

- our ability to scale our business for future growth;

- our ability to attract, grow, retain, recover, and engage our user base;

- our dependence on advertising for substantially all of our revenue;

- providing content that is useful and relevant to users' personal taste and interests;

- decisions consistent with our mission and values that may reduce our short- or medium-term operating results;

- removing objectionable content or blocking objectionable practices by advertisers or third parties;

- our ability to compete effectively for users, creators, publishers or advertisers;

- our ability to develop effective products and tools for advertisers;

- our further expansion and monetization of our platform internationally;

- effective management of our business growth;

- our acquisition of other businesses;

- our development of or investment in successful new products or improvements to existing one;

- our dependence on and ability to maintain and enhance a strong brand and reputation; and

- the attraction, retention, and loss of our key personnel and other highly qualified personnel.

Data, Security and Privacy.

- actual or perceived compromises in our security;

- the data, including personal information, we receive, process, store, use, and share, which subjects us to complex and evolving governmental regulation and other legal obligations related to data privacy, data protection and other matters; and
- the development of tools to accurately measure the effectiveness of advertisements on our platform and thereby attract and maintain advertisers.

Operation of Our Business. The manner in which we operate our business, including:

- the inherent challenges of measurements related to user metrics and other estimates; and
- our ability to maintain and scale our technology infrastructure, including the speed and availability of our service.

Third-Party Reliance. Our use and dependence on third-party businesses and products, or the impacts of third-party business and products, including:

- our dependence on online application stores and internet search engines, including their methodologies, policies, and results, to direct traffic and refer new users to our service;
- users' ability to authenticate with our service through third-party login providers;
- our dependence on Amazon Web Services for the vast majority of our compute, storage, data transfer, and other services;
- effectively operating with mobile operating systems, web browsers, networks, regulations, and standards, which we do not control, and changes in our products or to those mobile operating systems, web browsers, networks, regulations or standards; and
- our reliance on software, technologies, and related services from other parties; and
- technologies that can block the display of our ads.

Legal and Regulatory Matters. The legal and regulatory frameworks, actions, and requirements to which our business, products, services, and operations are subject, including:

- any liability as a result of content or information that is published or made available on our service;
- government action to restrict access to our service or certain of our products in their countries;
- our involvement in any legal disputes or other disputes that are expensive to support and may be resolved adversely;
- an ability to protect our intellectual property and our use of "open source" software; and
- the interpretation and application of U.S. and non-U.S. tax legislation or other changes in U.S. or non-U.S. taxation of our operations.

Financial Statements and Performance. The preparation of our financial statements and our financial and operating performance, including:

- our limited operating history and previously incurred operating losses, anticipated increases to operating costs, and expenses and our ability to obtain or maintain profitability;
- fluctuations in our operating results from quarter to quarter;
- our ability to obtain additional financing, if needed and any default on our credit obligations;
- greater than anticipated tax liabilities;
- limitations in our ability to use or benefit from our net operating loss carryforwards and certain other tax attributes;
- the requirements of being a public company;
- adverse global economic and financial conditions; and
- changes in accounting principles generally accepted in the United States.

Our Common Stock. The rights, restrictions, and structure of, and actions that we may take that impact, our common stock, including:

- the dual class structure of our common stock;
- trading price volatility of our Class A common stock;
- future offerings of debt or equity securities by us or existing stockholders that could adversely impact the market price of our Class A common stock;
- additional stock issuances, including in connection with settlement of equity awards, and any resulting dilution;
- provisions under Delaware law and our governing documents that could make a merger, tender offer, or proxy contest difficult;

Form 10-K

- our certificate of incorporation's designation of a state or federal court located within Delaware as the exclusive forum for substantially all disputes between us and our stockholders; and
- our intention not to pay dividends for the foreseeable future.

Limitations of key metrics and other data

The numbers for our key metrics, which include our monthly active users (MAUs) and average revenue per user (ARPU), are calculated using internal company data based on the activity of user accounts. We define a MAU as an authenticated Pinterest user who visits our website, opens our mobile application or interacts with Pinterest through one of our browser or site extensions, such as the Save button, at least once during the 30-day period ending on the date of measurement. The number of MAUs do not include Shuffles users unless they would otherwise qualify as MAUs. Unless otherwise indicated, we present MAUs based on the number of MAUs measured on the last day of the current period. We measure monetization of our platform through our ARPU metric. We define ARPU as our total revenue in a given geography during a period divided by the average of the number of MAUs in that geography during the period. We calculate average MAUs based on the average of the number of MAUs measured on the last day of the current period and the last day prior to the beginning of the current period. We calculate ARPU by geography based on our estimate of the geography in which revenue-generating activities occur. We use these metrics to assess the growth and health of the overall business and believe that MAUs and ARPU best reflect our ability to attract, retain, engage and monetize our users, and thereby drive revenue. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring usage of our products across large online and mobile populations around the world. In addition, we are continually seeking to improve our estimates of our user base, and such estimates may change due to improvements or changes in technology or our methodology.

Part I

Item 1. Business

Overview

Pinterest is a visual search and discovery platform, positioned at the intersection of search, social, and commerce. We offer a unique and differentiated experience that enables people to go from inspiration to action all on one consumer internet property. Our primary service, Pinterest, can be accessed through our mobile application or the web.

People use Pinterest to find useful, relevant ideas—and then bring them to life. People don't always have the words to describe what they're looking for, but often know it when they see it. As they browse Pinterest content (called "Pins"), they fine-tune their tastes and find the perfect idea. Users interact with the platform in dynamic multi-session journeys to find inspiration, curate their latest look, plan their next project and shop from great brands. This happens at a massive scale, with billions of searches and saves per month.

All of this allows us to use intent-based signals to show relevant and engaging content to our users. This inspiration-to-action journey maps clearly to the advertiser marketing funnel and helps brands to reach customers at every point in their discovery-to-purchase journey through digital ads. We believe users and advertisers intentionally choose Pinterest because of our efforts to create a positive and more brand safe environment. As a result, we make deliberate decisions through our policies and product development and aim to deliver on that experience, creating value for advertisers who can showcase their product and services in an inspiring and positive environment.

Our Users and Our Platform

498 million monthly active users from around the world come to Pinterest to find new ideas, curate and refine their tastes, and turn those ideas into reality. Our platform particularly resonates with women, who comprise roughly two-thirds of our total user base. In addition, our platform also resonates with the younger generation, as Gen Z users represent over 40% of our user base. Geographically, we have a diverse user set, representing over 100 countries globally.

Content on Pinterest comes from a variety of sources, including retailers, brands, creators, publishers and users. We acquire that content via a wide range of methods including product catalog uploads, direct publishing, and user curation. Content formats include images that allow you to click into an idea to learn more, videos that provide the steps of an idea, and products that brands and merchants upload from catalogs.

On Pinterest, users interact with several surfaces, each of which offers distinct functionalities and experiences. Users often move between these surfaces various times in a single session, and across multiple sessions. Saving content and creating boards are highly unique and beneficial to our ecosystem, as we utilize the signals from the curation to help serve users even more relevant content recommendations.

> Home Feed: When users open the Pinterest mobile application or navigate to www.pinterest.com, they are by default in their Home Feed, where they can discover Pins relevant to their tastes and interests in a scrolling format. As users interact with more content - through searching, saving, and curating - their Home Feed is designed to become even more representative of their interests.

> Search Page: On the Search surface, users find Pins they are looking for by typing a query in the search bar. The search functionality allows users to see many relevant possibilities that are personalized for their individual taste and interests. Users often come to Pinterest with a vague idea of what they're looking for, and use our visual search functionality to narrow their focus. As such, over 90% of our searches are unbranded.

> Related Pins: Visual discovery on Pinterest also happens when a user taps on a Pin to learn more about an idea or image, and a feed of visually similar Pins is served beneath the tapped image. These related Pins help users springboard off a point of inspiration to explore deeper into an interest or narrow in on the perfect product. Our related pins surface is powered by our recommendation models that use computer vision designed to identify products in the Pin, and show other relevant organic or ads content that the user might find valuable to their inspiration to action journey.

Boards: Users save and organize Pins onto virtual "boards." Boards often are labeled with topical categories like "Hawaiian vacation," "spring outfits" or "living room furniture," and are a collection of Pins that help users organize the vast amount of visual content that they interact with on the platform.

How we monetize the inspiration to action journey:

Our Flywheel

Our users often come to the platform to get inspiration for many of life's moments, which can lead to discovering new products and brands. As a result, commercial content from brands, retailers and advertisers is central to Pinterest. We believe that in-market consumers on Pinterest tend to be early in their journey toward a purchase decision and do not yet know exactly what they want to purchase. Accordingly, we believe that they are open to discovering new products and brands on Pinterest rather than merely navigating to brands they already know, as is common on traditional search engines and e-commerce platforms. This creates a unique flywheel where relevant ads can not only enhance the user experience, but also drive more value for advertisers in the form of increased views, clicks, and conversions.

Our Advertising System

Ad Formats

We have a number of advertising products to help advertisers meet users across the full funnel, from upper funnel brand advertising to lower funnel performance advertising. Many of our ad formats can be leveraged by advertisers across upper and lower funnel objectives. Additionally, many of these formats are enabled with mobile deep links and/or direct link capabilities for a seamless, one-click handoff from ad to merchant product page.

- Standard ad: A static image used to showcase content in a simple vertical image format.
- Video ad: Used by advertisers to capture attention and tell a story with a visually engaging format.
- Shopping ad: Used by advertisers who wish to promote specific products in their catalogs to reach users who are deciding what to buy.
- Carousel ad: Multiple static images or videos in one carousel, used by advertisers to showcase more than one image or video at a time.
- Collection ad: Used by advertisers to display products in action with a hybrid format that mixes lifestyle imagery and video with featured products.
- Interactive ad: Used by advertisers to engage with their users through interactive formats.

Ad Auction

The vast majority of our advertisers buy ads through an auction-based system. Our ad auction allows us to serve ads to users at relevant moments while optimizing business outcomes for advertisers.

We offer ads across both upper and lower funnel. Upper funnel "brand" revenue is billed when an advertiser optimizes an ad campaign around "brand" objectives like impressions ("CPM") or video views ("CPV"). Lower funnel revenue is billed when an advertiser optimizes an ad campaign around "performance" objectives like clicks ("CPC"), actions ("CPA") or conversion events ("oCPM") such as a checkout or add-to-cart.

Our auction system selects the best ad for each available ad impression, based on the likelihood of a desired action occurring and how much that action is worth to advertisers. The likelihood of the action occurring depends on a variety of factors, such as ad relevance and creative quality.

Campaign Management

Advertisers can set up campaigns, track results and improve performance over time through our Ads Manager or the Pinterest API. Advertisers can also buy our Premiere Spotlight ad format directly through a Pinterest relationship manager on a cost per day ("CPD") basis. To help maximize performance, advertisers can target specific groups of users based on interests, demographics and search keywords. We are continuing to make significant investments in AI to automate our ads platform. As of the year-ended December 31, 2023, the vast majority of our revenue flowed through our AI-enabled automated bidding tool.

Measurement

Measuring the effectiveness of digital ad spend is a high priority for our advertisers. Our first-party measurement solutions leverage tools like APIs and clean rooms which are designed to help advertisers recognize the value of an investment on our platform across a variety of objectives. We also have tools to help advertisers understand our contribution and drivers to conversion, and incremental impact. Advertisers can leverage our leading third-party measurement partners to validate Pinterest's performance individually and across channels. Additionally, our API is integrated with other third -party partners to help increase adoption of our measurement tools.

Sales and Marketing

Our go-to-market approach

The Pinterest platform enables a diverse group of advertisers to achieve a wide range of objectives, from building awareness to driving consideration and delivering conversions. We have advertisers across multiple verticals including retail, consumer packaged goods, travel, financial services, and auto. We serve these advertisers in customized ways depending on their size, sophistication and objectives across the full funnel. The majority of our advertisers utilize our Ads Manager platform to initiate and manage their campaigns. We also have a global sales force presence in 14 countries who work directly with advertisers and ad agencies to provide additional support through the campaign management cycle. In some geographies, we work with other third-parties to support our sales efforts.

Marketing

We have historically grown our global user base with relatively low marketing costs given the strength of our global brand, the utility of our service and unpaid traffic from search engines. We also use paid marketing to grow and retain our user base, build brand awareness, and attract advertisers through business marketing and scaled education tools for optimizing campaigns on our platform.

Our technology innovation

We believe we have one of the largest image-rich data sets ever assembled. Using our proprietary AI technology and computer vision, we can leverage our data sets to analyze trends, understand intent and predict consumer behavior at a massive scale, to help serve personalized and relevant recommendations for users and improved ads delivery for our customers. We aim to continue innovating on our industry- leading work across AI to deepen our foothold in visual search and discovery.

Our competition

We primarily compete with consumer internet companies that are either tools (search, ecommerce) or media (newsfeeds, video, social networks), particularly ones focused on advertising. Many are larger and have significantly greater financial and human resources such as Amazon, Meta (including Facebook and Instagram), Google (including YouTube), Snap, TikTok and X (formerly known as Twitter), that offer users engaging content and commerce opportunities through similar technology or products to ours. We remain focused on emerging competition as well.

We face competition across almost every aspect of our business. We compete to attract, engage and retain users and their time and attention. We also compete with other platforms to attract, retain and grow our base of creators and publishers. We also compete for advertisers and advertising revenue across a variety of formats and goals, which depends on our ability to deliver compelling returns on investment. Finally, we compete for talent to attract and retain highly talented individuals, particularly people with expertise in computer vision, artificial intelligence and machine learning.

Intellectual property

Our success is tied in part to our ability to protect our intellectual property and key technological innovations. We rely on a combination of federal, state and common-law rights in the United States and rights under the laws of other countries, as well as contractual restrictions, to protect our intellectual property and other proprietary rights. We rely on a combination of patents, copyrights, trademarks, trade secrets, domain names and other intellectual property rights to help protect our brand and proprietary technologies. In addition, we generally enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with other third parties, in order to limit access to, and disclosure and use of, our confidential information and proprietary technology and to preserve our rights thereto.

As of December 31, 2023, we had over 400 issued patents and pending patent applications in the United States and foreign countries relating to aspects of our actual or contemplated operations and technologies. We also had over 660 registered trademarks and trademark applications in the United States and foreign countries, including our "Pinterest" name and related logos.

We are also dependent on third-party content, technology and intellectual property in connection with our business.

We are presently involved in litigation related to our intellectual property, and expect to continue to face allegations from third parties, including our competitors and "non-practicing entities," that we have infringed or otherwise violated their intellectual property rights.

For additional information on risks relating to intellectual property, please see the sections titled "Risk Factors" and "— Legal Proceedings."

Government regulation

We are subject to many U.S. federal and state and foreign laws and regulations that involve matters central to our business, including laws and regulations that involve data privacy and data protection, intellectual property (including copyright and patent laws), content regulation, rights of publicity, advertising, marketing, health and safety, competition, protection of minors, consumer protection, taxation, anti-bribery, anti-money laundering and corruption, economic or other trade prohibitions or sanctions or securities law compliance. Our business may also be affected by the adoption of any new or existing laws or regulations or changes in laws or regulations that adversely affect the growth, popularity or use of the internet, or that significantly restrict or impose conditions on our ability to collect, store, augment, analyze, use and share data or increase consumer notice or consent requirements before a company can utilize cookies or other tracking technologies or that increase the liability of content platforms like us. Many relevant laws and regulations are still evolving and may be interpreted, applied, created or amended in a manner that could harm our business, and new laws and regulations may be enacted, including in connection with the restriction or prohibition of certain content or business activities.

We rely on a variety of statutory and common-law frameworks and defenses relevant to the content available on our service, including the Digital Millennium Copyright Act ("DMCA"), the Communications Decency Act ("CDA") and the fair-use doctrine in the United States, and the Electronic Commerce Directive in the European Union. In addition, pending legislations, including the implementation of the EU Directive on Copyright in the Digital Single Market ("EU Copyright Directive") in EU Member States have and may impose additional obligations or liability on us associated with content uploaded by users to our platform.

We receive, process, store, use and share data, some of which contains personal information. We are therefore subject to U.S. federal, state, local and foreign laws and regulations regarding data privacy and the collection, storage, sharing, use, processing, disclosure and protection of personal information and other data from users, employees or business partners, including the General Data Protection Regulation ("GDPR") and the California Consumer Privacy Act ("CCPA"), including the California Privacy Rights Act ("CPRA") and other state laws that may take effect in 2024. These laws expand the rights of individuals to control how their personal data is processed, collected, used and shared, creates new regulatory and operational requirements for processing personal data, increases requirements for security and confidentiality and provides for significant penalties for non-compliance. There are also a number of legislative proposals recently enacted or pending concerning content regulation, transparency, and access, as well as data protection that could affect us. These and other laws and regulations that may be enacted, or new interpretation of existing laws and regulations, may require us to modify our data processing practices and policies and to incur substantial costs in order to comply.

Government authorities outside the United States may also seek to restrict access to or block our service, prohibit or block the hosting of certain content available through our service or impose other restrictions that may affect the accessibility or usability of our service in that country for a period of time or even indefinitely. For example, access to our service has been or is currently restricted in whole or in part in in certain countries. In addition, some countries have enacted laws that allow websites to be blocked for hosting certain types of content or may require websites to remove certain restricted content.

For additional information, see the sections titled "Risk Factors" and "—Legal Proceedings."

Seasonality

We have historically experienced seasonality in user growth, engagement and monetization on our platform. Historically, we have had lower engagement in the second calendar quarter and industry advertising spend tends to be strongest in the fourth quarter. We did not experience typical seasonal trends in 2020 and 2021 due to the COVID-19 pandemic. In 2022, we started to return to typical seasonal trends.

Talent management and development

In order to fulfill our mission of bringing everyone the inspiration to create a life they love, we strive to attract and retain top talent. To attract and retain great talent, we strive to create opportunities for our employees to grow and develop in their careers, supported by competitive compensation, benefits and health and wellness programs, and by programs that build connections between our employees and their communities. As of December 31, 2023, we had 4,014 full-time employees.

Inclusion and diversity

We strive to create an inclusive and diverse workplace where employees are empowered to bring their whole, authentic selves to work every day. We seek for and respect diverse perspectives which we believe helps us create a more inclusive and diverse product.

We seek inclusion and diversity at the highest level in our organization. Our board of directors includes directors from various backgrounds, industries, skills and experience. Our board of twelve directors is composed of nine independent directors. Our board as well as our leadership team is diverse in terms of gender, race, skills, expertise and experience.

We have published a diversity report annually since 2015 which we make publicly available on our website. We believe it is important to hold ourselves accountable to creating a diverse workforce. Our diversity report includes our current hiring goals, how we performed against the goals and our workforce demographic data.

We have also created employee resource groups that are aligned around dimensions of diversity, such as gender, ethnicity, sexual orientation or other shared attributes, which we believe help build community and enable equal opportunities for development.

Amongst other initiatives and avenues for raising concerns, we have a third-party ombuds program intended to give every employee the opportunity to engage confidentially with neutral, trained professionals for independent support resolving conflicts in the workplace.

Employee health, safety and benefits

The success of our business is fundamentally tied to the well-being of our people. We are committed to the health, safety and wellness of our employees. We provide our employees and their families with access to a variety of flexible and convenient health and wellness programs that support their physical and mental health by providing tools and resources to help them improve or maintain their health. We also announced our flexible work model that provides employees the autonomy to live and work flexibly in the locations we have offices in, while prioritizing intentional in-person collaboration at our offices.

We provide robust compensation and benefits programs to help meet the needs of our employees. In addition to salaries, these programs (which vary by country/region) include equity awards, a 401(k) Plan, healthcare and insurance benefits, health savings and flexible spending accounts, flexible paid time off, family leave, family care resources, flexible work schedules, employee assistance programs and charitable donation matching, among many others. We continue to review and update our compensation and benefits. For example, we enhanced our family leave benefits for birthing and adoptive parents effective January 1, 2022. Because every family is unique, we offer additional benefits to parents and caregivers with newborns in neonatal intensive care, adoptive parents and people experiencing miscarriage. To promote financial wellbeing, we offer money management education, financial planning and investment services. To promote emotional wellbeing, we offer free access to mental health and wellbeing tools like Lyra, Ginger, Calm and Cleo.

Learning and development

We help our employees create a career that is inspiring, impactful and ultimately time well spent. We have programs for open and ongoing conversation towards career growth goals both long term and short term. We also have workshops dedicated to learning new skills and developing an employee's career. We set aside a dedicated personal learning and development budget for every employee.

Corporate information

We were incorporated in Delaware in October 2008 as Cold Brew Labs Inc. In April 2012, we changed our name to Pinterest, Inc. Our principal executive offices are located at 651 Brannan Street, San Francisco, California 94107, and our telephone number is (415) 762-7100. We completed our initial public offering in April 2019 and our Class A common stock is listed on the New York Stock Exchange under the symbol "PINS." Unless the context requires otherwise, the words "Pinterest," "we," "Company," "us" and "our" refer to Pinterest, Inc. and our wholly owned subsidiaries.

Available information

Our website is located at www.pinterest.com, and our investor relations website is located at http:// investor.pinterestinc.com/. Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are available, free of charge, on our investor relations website as soon as reasonably practicable after we file such material electronically with or furnish it to the Securities and Exchange Commission, or the SEC. The SEC also maintains a website that contains our SEC filings. The address of the site is www.sec.gov. We use our http:// investor.pinterestinc.com/ and www.pinterest.com websites as a means of disclosing material nonpublic information and for complying with our disclosure obligations under Regulation FD of the Exchange Act.

The contents of our websites are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Form 10-K

Item 1A. Risk factors

Investing in our Class A common stock involves a high degree of risk. In addition to the other information set forth in this Annual Report, you should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before deciding to invest in our Class A common stock. The occurrence of any of the following risks could harm our business, reputation, revenue, financial results and prospects. In addition, risks and uncertainties that are not presently known to us or that we currently believe are immaterial could also harm our business, reputation, revenue, financial results and prospects. If any of these risks occur, the value of our Class A common stock could decline and you may lose all or part of your investment.

Risks related to our Business Strategy and Growth

We generate substantially all of our revenue from advertising. The failure to attract new advertisers, the loss of advertisers or a reduction in how much they spend could harm our business, revenue and financial results.

Substantially all of our revenue is generated from third-party advertising. However, we may not be able to continue to grow and scale this revenue model. Our growth strategy depends on, among other things, attracting more advertisers (including expanding our sales efforts to reach advertisers in international markets), scaling our business with existing advertisers and expanding our advertising product offerings.

Most advertisers do not have long-term advertising commitments with us. Many of our advertisers only recently started working with us and spend a relatively small portion of their overall advertising budget with us. In order to increase the number of advertisers and increase the portion of the advertising budget that our existing advertisers spend with us, we must invest in new tools and technology and/or expand our sales force, and there can be no assurance that those efforts will be successful. The insights on user behavior we provide to advertisers may not yield effective results for the advertisers and may reduce or stop their spend on our platform. In addition, some advertisers may view some of our products or our platform as experimental and may devote only a small portion of their advertising spend to our platform unless we improve existing and develop new measurement tools that better demonstrate the effectiveness of our platform. In addition, many advertisers do not have advertising creative content in a format that would be successful on our platform and may be unable or unwilling to devote the technical or financial resources required to develop content for our platform. While we continue to develop and deploy tools to allow advertisers to create content for our platform, we may be unable to develop tools that effectively and efficiently meet the needs of advertisers. Advertisers will not do, or continue to do, business with us if they do not believe that advertisements on our platform are effective in meeting their campaign goals, if we cannot measure the effectiveness of our advertising products or if they do not believe that their investment in advertising with us will generate a competitive return relative to other alternatives.

A substantial portion of our revenue is derived from a small number of advertisers and is currently concentrated in certain verticals, particularly CPG and retail. We either contract directly with advertisers or with advertising agencies on behalf of advertisers. Many of these advertising agencies are owned by large media corporations that exercise varying degrees of control over the agencies. Our business, revenue and financial results could be harmed by the loss of, or a deterioration in our relationship with, any of our largest advertisers or with any advertising agencies or the large media corporations that control them.

In addition, a portion of our revenue is derived from partnerships with third-party advertising platforms. We may be unable to maintain these partnerships or identify and secure new partnerships on commercially reasonable terms. In addition, we may be exposed to reputational and other risks arising from our business association with these partners. Any of these events could harm our business, revenue and financial results.

Our advertising revenue could be harmed by many other factors, including:

- changes in the price of advertisements;

- our inability to create new products that sustain or increase the value of our advertisements;

- our inability to meet advertiser demand on our platform if we cannot increase the size and engagement of our user base;

- if our partnerships for third party advertisement demand do not yield expected business impact;

- our inability to find the right balance between brand and performance advertising and provide the right products and platform to support the pricing and demand needed for each of the advertisers and their advertising objectives;

- changes in user demographics that make us less attractive to advertisers;

- our inability to make our ads more relevant and effective;

- any decision to serve contextually relevant advertisements when the price of relevant advertisements may be lower than other advertisements that we could show users that are less relevant;

- the availability, accuracy and utility of our analytics and measurement solutions that demonstrate the value of our advertisements, or our ability to further improve such tools;

- changes to our data privacy practices (including as a result of changes to laws or regulations or third-party policies) that affect the type or manner of advertising that we are able to provide;

- our inability to collect and share data which new or existing advertisers find useful;

- competitive developments or advertiser perception of the value of our products;

- product changes or advertising inventory management decisions we make that change the type, size or frequency of advertisements on our platform;

- users that upload content or take other actions that are deemed to be hostile, inappropriate, illicit, objectionable, illegal or otherwise not consistent with our advertisers' brands;

- the impact of invalid clicks or click fraud on our advertisements;

- the failure of our advertising auction mechanism to target and price ads effectively;

- difficulty and frustration from advertisers who may need to reformat or change their advertisements to comply with our guidelines or experience challenges uploading and conforming their advertisements with our system requirements;

- the macroeconomic conditions and the status of the advertising industry, such as fear of recession, inflation, supply chain issues, and inventory and labor shortages, which could cause businesses to spend less on advertising and/or direct their advertising spend to larger companies that offer more traditional and widely accepted advertising products;

- adverse publicity, whether or not accurate, relating to us or to social media platforms in general, may tarnish our reputation and erode advertisers' confidence in our platform; and

- the other risks and uncertainties described in this Annual Report on Form 10-K.

These and other factors could reduce the amount that advertisers spend on our platform, or cause advertisers to stop advertising with us altogether. Any of these events could harm our business, revenue and financial results.

Our ecosystem of users and advertisers depends on our ability to attract, retain and engage our user base. If we fail to add new users or retain or recover users, or if users engage less with us, our business, revenue and financial results could be harmed.

We must attract, grow, retain and engage our users on our platform. Our active users may not grow, and may decline.

If current and potential users do not perceive their experience with our platform to be useful, or the content that we serve to them to be relevant to their personal taste and interests, we may not be able to attract new users, retain existing users, recover past users or maintain or increase the frequency and duration of users' engagement. User engagement has and will continue to fluctuate depending on factors beyond our control. For example, although we saw a higher number of users and higher user engagement during the peak of the COVID-19 pandemic in 2020, we experienced declines in the number of users and lower levels of user engagement as the COVID-19 pandemic subsided.

We anticipate that our active user growth rate will decline over time if the size of our active user base increases or we achieve higher market penetration rates. As a result, our financial performance will increasingly depend on our ability to increase user engagement and our monetization efforts. . Our platform particularly resonates with women, who comprise roughly two-thirds of our total user base. In addition, our platform also resonates with the younger generation, as Gen Z users represent over 40% of our user base. We may not be able to further increase the number of users in these demographics and may need to increase the number of users in other demographics, such as men and international users, in order to grow our users. Further, we may make changes to our product that makes it less attractive for a particular demographic.

There are many other factors that could negatively affect user growth, retention and engagement, including if:

- our competitors mimic our products or product features or create more engaging platforms or products, causing users to utilize their products instead of, or more frequently than, our products;

- we do not provide a compelling user experience because of the decisions we make regarding our products or the type and frequency of advertisements that we display;

- our content is not relevant to users' personal taste and interests;

- search queries by users do not yield relevant results;

- third parties do not permit or continue to permit their content to be displayed on our platform;

- users have difficulty or are blocked from installing, updating or otherwise accessing our platform on mobile devices or web browsers;

- there are changes in the amount of time users spend across all applications and platforms, including ours;

- users use or spend more time on other platforms that they feel are more relevant or engaging;

- we are unable to attract creators or publishers to create engaging and relevant content on our platform;

- technical or other problems frustrate the user experience, particularly if those problems prevent us from delivering our service in a fast and reliable manner;

- we are unable to successfully educate users how to utilize new products and product features that we introduce, such as live stream content, video and shopping features;

- users are located in countries with low smartphone penetration or with lack of cellular based data network since our products typically require high bandwidth data capabilities;

- changes in regulations or our contractual arrangements that adversely impact our access to, and use of, zero-rating offers or other discounts or data usage for our platform;

- we are unable to address user and advertiser concerns regarding the content, privacy and security of our platform;

- we are unable to combat spam, harassment, cyberbullying, discriminatory, political or other hostile, inappropriate, misleading, abusive or offensive content or usage on our products or services;

- users adopt new technologies that block our products or services or where our products or services may be displaced in favor of other products or services, or may not be featured or otherwise available;

- third-party initiatives that may enable greater use of our platform, including low-cost or discounted data plans, are discontinued;

- merchants on Pinterest do not provide users with positive shopping experiences, for example, if products are not of the quality depicted on the platform or not readily available for purchase;

- there are macro level conditions that are beyond our control, such as those arising from the end of the COVID-19 pandemic and public health emergency declarations that caused users to spend less time on our platform; or

- the other risks and uncertainties described in this Annual Report on Form 10-K occur.

Our ability to serve advertisements on our platform, and therefore the value proposition for our advertisers, depends on the size and engagement of our user base. Our growth efforts are not currently focused on increasing the number of daily active users, and we do not anticipate that most of our users will become daily active users. Therefore, even if we are able to increase demand for our advertising products, we may not be able to deliver those advertisements if we cannot also increase the size and engagement of our user base, which could harm our business, revenue and financial results.

Any decrease in user growth, retention or engagement could render our platform less attractive to users or advertisers, and could harm our business, revenue and financial results.

If we are not able to continue to provide content that is useful and relevant to users' personal taste and interests or fail to remove objectionable content or block objectionable practices by advertisers or third parties, user growth, retention or engagement could decline, which could result in the loss of advertisers and revenue.

Our success depends on our ability to provide users with content, including advertisements and shopping content, that is useful and relevant to their personal taste and interests, which in turn, depends on the content contributed by our users, creators, publishers, advertisers, merchants and other third-party partners and the manner in which we present that content to users. We may not be able to effectively compete for content on our platform, may not be able to effectively partner with third-party content publishers or may get content that is not relevant, useful or inspiring to our users.

Users engage with content that is relevant to their country, language and gender preferences as well as their personal interests and intent. We may not always correctly or timely identify and serve content that is useful and relevant to users. In addition, new content and new or different forms of content we distribute may not have as much relevancy signal for optimal distribution of the pins as prior content and forms of content that have been saved repeatedly on our platform, which may result in lower users engagement with such content. For example, we have invested in publishing native content and short form video content on our platform. User engagement has declined and may continue to decline as we continue to learn to distribute this native and short form video content efficiently and as users learn new ways to use and navigate our platform. As a result, we do not always provide adequate, useful or relevant content to our users. Content that is not visually pleasing, is not intuitive or easy to use or is not in the desired language may not be engaging for users, especially in non-U.S. markets. If users do not believe that we offer content that is useful and relevant to their personal taste and interests, user growth, retention or engagement may decline, which could result in the loss of advertisers and revenue.

Some of the actions that we may take to make our platform more positive and inspiring and make our content more useful and relevant may reduce traffic that we drive from our platform to the websites of third parties, which may reduce their willingness to contribute or continue availability of their content on our platform. We endeavor to keep divisive, disturbing or unsafe content off our platform. We do this by deactivating or limiting the distribution of certain types of content, even if this content would be permitted on other platforms, which could result in a decrease in user growth, retention or engagement. We apply significant judgment in making these determinations and may be unsuccessful in our efforts to remove this content in a manner that is (or is perceived to be) consistently applied and on a timely basis or at all, which could also result in a decrease in user growth, retention or engagement. We also use new technologies such as generative artificial intelligence ("AI") which, despite our best efforts, may generate content that is not relevant or useful to our users and can subject us to risks related to harmful content, accuracy, bias, discrimination, toxicity, intellectual property infringement or misappropriation, defamation, data privacy, cybersecurity, and sanctions and export controls, among others. Further, we may not be able to prevent users from misusing the content they discover on our platform, or misusing the platform itself, which may harm our brand and reputation and also deter users and advertisers from using our platform. If we fail to identify and keep off our platform advertisers and merchants who offer poor quality goods or fail to deliver goods to their customers, we may lose user confidence. In addition, controversies regarding content on other social media platforms, such as the boycott of Facebook and X (formerly Twitter) by some advertisers and the allegations of the impact of social media on the mental health of users, may impact user engagement and advertising spending on our platform, which could adversely affect our business and revenue. Any of these factors could decrease our user growth, retention or engagement.

We regularly monitor how our advertising affects users' experiences in our effort to avoid delivering too many advertisements or irrelevant advertisements to users, and will, from time to time, change the number of advertisements or eliminate certain types of advertisements to maintain users' satisfaction in the service. Further, advertisements may be placed near content that may not be relevant or inspiring which can deter advertisers from using our platform.

From time to time, we make changes to our platform based on feedback provided by users or advertisers. These decisions may not produce the short-term or long-term benefits that we expect, in which case user growth, retention and engagement, our relationships with advertisers, and our business, revenue and financial results could be harmed.

If we are unable to collect and use data because of data privacy laws and regulations, it could impact our ability to effectively deliver relevant content. These laws and regulations may also impact our ability to expand advertising on our platform, as they may impede our ability to deliver targeted advertising and accurately measure our ad performance. Additionally, even if not prohibited by data privacy laws and regulations, we may elect not to collect certain types of data if we believe doing so would be inconsistent with our users' expectations, if the source is unreliable or for any other reason. These and other decisions we make related to data privacy, including with respect to the privacy-centric advertising performance measurement tools that we have developed and may develop in the future, may fall short of our users' expectations, and even if we satisfy their expectations, the increase in media attention generally about online privacy and data protection may motivate users to take certain actions to protect their privacy. For these and other reasons, our users may elect not to allow data sharing. This could impact our ability to deliver relevant content aligned with users' personal taste and interests. Additionally, the impact of these developments may disproportionately affect our business in comparison to certain peers in the technology sector that, by virtue of the scope and breadth of their operations or user base, have greater access to user data.

Since substantially all our revenue is generated from advertising, our inability to serve the volume of advertisements desired by our advertisers, may deter new or existing advertisers from using our platform, which could harm our business, revenue and financial results.

If we are unable to compete effectively for users, our business, revenue and financial results could be harmed.

We face significant competition to attract, retain and engage users and for their time and attention. We compete with consumer internet companies that are either tools (search, e-commerce, creator tools) or media (newsfeeds, video, social networks).

We compete with large, established companies and companies that offer widely used products, such as Amazon, Meta (including Instagram), Google (including YouTube), Snap, TikTok and X (formerly Twitter), which provide their users with a variety of online products, services, content (including video), and offerings, and advertising offerings, including web search engines, social networks and other means of discovering, using or acquiring goods and services. Many of these competitors have longer operating histories, significantly greater financial, technical, research, marketing and other resources and larger user bases than we do. Many of these competitors also have access to larger volumes of data and platforms that are used on a more frequent basis than ours, which may enable them to better understand their user base and develop and deliver more relevant content.

Our competitors have previously and may continue to develop technology, products, services or interfaces that are similar to our existing and future products quickly and at scale, or that achieve greater market acceptance than our products, including by users, advertisers, creators, publishers and other third parties. We may face additional competition with the introduction of new technologies and market entrants. Some of our competitors also operate existing products that have significant market power in certain market sectors and could use that market power to advance their own products or services that compete with ours. For example, many of our competitors have introduced shopping platforms, expanded their video-based and live shopping experiences. These competitors may engage in more extensive research and development efforts and undertake more extensive marketing campaigns, which may allow them to build larger, more engaged user bases than ours. Also, some of our existing or potential competitors operate products or services from which we currently derive substantial value, such as search engines and email, and those competitors could reduce or eliminate the value and information we receive.

We also face competition from smaller companies in one or more high-value verticals that offer users engaging content and commerce opportunities through similar technology, products, features or services to ours. In addition, emerging startups may be able to innovate and provide technology, products, services or features similar to ours or before us.

Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in user preferences. Barriers to entry in our industry are low, and our intellectual property rights may not be sufficient to prevent competitors from launching comparable products or services.

In emerging international markets, where mobile devices often lack large storage capabilities, we may also compete with other applications for the limited space available on a user's mobile device.

In addition to the above, we believe that our ability to compete for users depends upon many factors both within and beyond our control, including:

- the usefulness, novelty, performance and reliability of our platform compared to those of our competitors;
- the timing and market acceptance of our products, including the developments and enhancements to those products, offered by us or our competitors;
- our brand strength relative to our competitors; and
- the other risks and uncertainties described in this Annual Report on Form 10-K.

If we are unable to compete effectively for advertisers, our business, revenue and financial results could be harmed.

We face significant competition for advertising revenue across a variety of formats. To compete effectively, we must enable our advertisers to easily create content and buy, forecast, optimize and measure the performance of advertising on our platform. In order to grow our revenue and improve our operating results, we must increase our share of advertising spend relative to our competitors, many of which are larger companies that offer more traditional and widely accepted advertising products, as well as more robust tools to measure the effectiveness of advertising campaigns.

Some of our larger competitors have substantially broader product or service offerings and leverage their relationships based on other products or services to gain additional share of advertising spend. They have large distributed sales forces and an increasing amount of control over mobile distribution channels. These competitors' economies of scale allow them to have access to larger volumes of data and platforms that are used on a more frequent basis than ours, which may enable them to better understand their user base and develop and deliver more targeted advertising. They may not need to rely on third-party data, including data provided by advertisers, in order to effectively target the campaigns of advertisers, which could make their advertising products more attractive to advertisers than ours as third-party data becomes less available to us, whether because of regulatory changes, privacy concerns or other reasons. If we are unable to provide our advertisers with the ability to effectively target their advertising campaigns, or if our advertisers do not believe that our value proposition is as compelling as those of our competitors, we may not be able to attract new advertisers or retain existing ones, and our business, revenue and financial results could be harmed.

We believe that our ability to compete for advertisers depends upon many factors both within and beyond our control, including:

- sales, marketing, customer service and support efforts;
- first- and third-party data available to us relative to our competitors;
- ease of use, performance, price and reliability of solutions developed either by us or our competitors;

- the attractiveness and volume of our product and service offerings (including pricing and measurement tools) compared to those of our competitors;

- the strength of our advertiser relationships and offerings compared to those of our competitors;

- the ease with which our advertising products fit into existing advertiser budgets compared to those of our competitors;

- positions or actions taken by us, users, advertisers or other third parties that may impact our brand and reputation or the desirability of advertising on online platforms in general; and

- the other risks and uncertainties described in this Annual Report on Form 10-K.

We may not be able to develop effective products and tools for advertisers.

Growth in our advertising revenue depends on our ability to continue to develop and offer effective products and tools for advertisers. New ad formats that take up more space on our platform may result in fewer impressions, which could adversely affect our revenue. As the advertising market generates and develops new concepts and technologies, we may incur additional costs to implement more effective products and tools. We may introduce changes to our existing ad products or develop and introduce new and unproven ad products with which we have little or no prior experience. For example, as we execute on our business strategy of transitioning to provide full funnel advertising solutions there is no guarantee that the lower funnel performance advertising solutions that we have developed and that we may develop in the future will be attractive to or effective for advertisers or that we will otherwise be successful in executing on this strategy. Each of these could result in unintended outcomes or results that are not well received by advertisers. In addition, if new or enhanced ad products fail to attract or retain advertisers, we may fail to generate sufficient revenue. Further, continuing to develop and improve these products and tools may require significant time and resources and additional investment. If we cannot continue to develop and improve our advertising products and tools in a timely fashion, or if our advertising products and tools are not well received by advertisers, our advertising revenue could be adversely affected.

If we do not develop successful new products or improve existing ones, our business may suffer. We may also invest in new products that fail to attract or retain users or generate revenue.

Our ability to grow, retain and engage our user base and therefore increase our revenue depends on our ability to successfully enhance our existing products and create new products, both independently and in conjunction with platform developers or other third parties, and to do so quickly. We may introduce significant changes to our existing products or develop and introduce new and unproven products with which we have little or no prior development or operating experience. Our focus on innovation and experimentation could result in unintended outcomes or decisions that are poorly received by users. If new or enhanced products fail to engage our users, we may fail to generate sufficient revenue, operating margin or other value to justify our investments, any of which could harm our business, revenue and financial results. We also may develop new products that may increase user engagement and costs that may not increase revenue or that may not be fully integrated into the user experience.

Further, our products often require users to learn new behaviors that may not always be intuitive to them. To the extent that new users are less willing to invest the time to learn to use our products, or if we are unable to make our products easier to learn to use, our user growth, retention or engagement could be affected, and our business, revenue and financial results could be harmed.

We continue to develop our international growth strategy and may not succeed in further expanding and monetizing our platform internationally and may be subject to increased international business and economic risks.

We continue to develop and evolve our international growth strategy and may adjust the way we expand our business operations outside the United States. We may limit our expansion or decrease our operations in certain international markets, including discontinuing advertising in those markets or not monetizing those markets at all, which could harm our reputation and business, revenue and financial results. Alternatively, we may enter new international markets and expand in existing markets where we have limited or no experience in deploying our service or selling advertisements. We may launch our advertising platform in countries where we do not have sales staffing in place, where market perception of our service and ad platform may be low or where our audience size in a given market may be low relative to advertiser expectations, all or any of which could limit our ability to monetize those countries. In addition, as part of our growth and monetization strategy in markets outside the United States, we are working to partner with local third-party sales organizations, which we refer to as resellers. However, there is no guarantee that resellers will choose to work with us or be willing to invest the time and resources required to train their staff to effectively sell our platform or that this strategy will be successful to increase average revenue per user in these markets. Further, in order to expand successfully, we need to offer content and products that are customized and relevant to local users and advertisers, which requires significant investment of time and resources.

We are subject to a variety of risks inherent in doing business internationally, and our exposure to these risks will increase as we continue to expand our operations, user base and advertiser base globally. These risks include:

- political, social and economic instability, including armed conflict or hostilities, such as Russia's invasion of Ukraine and the war in the Middle East;

- selective or inconsistent government regulatory action or enforcement;

- fluctuations in currency exchange rates and restrictions on currency conversions;

- higher levels of credit risk and payment fraud;

- enhanced difficulties of integrating any foreign acquisitions;

- reduced protection for intellectual property rights in some countries;

- difficulties in staffing and managing global operations and the increased travel, infrastructure and legal and tax compliance costs associated with multiple international locations and subsidiaries;

- different regulations and practices with respect to employee/employer relationships, existence of workers' councils and labor unions, and other challenges caused by distance, language and cultural differences, making it harder to do business in certain international jurisdictions;

- increasing labor costs due to high wage inflation in certain international jurisdictions;

- compliance with statutory requirements relating to our equity;

- regulations that might add difficulties in repatriating cash earned outside the United States and otherwise prevent us from freely moving cash;

- import and export controls and restrictions and changes in trade regulations, including sanctions;

- compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws in other jurisdictions;

- compliance with laws governing supply chains and related business operations;

- compliance with environmental, social and governance (ESG) laws and with GDPR and similar data privacy and data protection laws;

- compliance with laws that might restrict content or advertising, require us to provide user information, including confidential information, to local authorities or add significant requirements that make it difficult to operate in that jurisdiction;

- macroeconomic conditions, such as inflation and labor shortage which had an impact on the pace of our global expansion;

- compliance with multiple tax jurisdictions and management of tax impact of global operations; and

- the other risks and uncertainties described in this Annual Report on Form 10-K.

If we are unable to execute our strategy on international growth and manage the complexity of global operations successfully, our business, revenue and financial results could be harmed.

We may not be able to effectively manage the growth of our business.

Although we have experienced rapid growth and demand for our product in our initial years, we have not seen the same level of rapid growth more recently and cannot assure you that our business will grow at these same rates or at all. The growth and expansion of our business and product offerings and the increase in full-time employees place significant challenges on our management, operational and financial resources, including managing multiple relationships with users, creators, publishers, advertisers, technology licensors and other third parties. If we continue to grow our operations or the number of our third-party relationships, our technology systems, procedures or internal controls may not be adequate. Advancements in technology such as AI and machine learning are changing the way people work by automating tasks, enhancing communication, and improving decision-making processes, and our business may be harmed or we may face competitive disadvantage if we are slow to adopt these new technologies. Further, we may not be able to continue to develop or maintain a long -term growth strategy or execute the strategy effectively, which may harm our business, revenue and financial results. Further, due to challenging macroeconomic conditions, we may make decisions to save costs in certain ways that adversely affect our business, operations, revenue and financial results.Over the years, our organization has grown in number of employees and offices. We utilize a flexible work model and, as a result, a majority of our employees work remotely. Accordingly, we are required to implement more complex organizational management structures. We may also find it increasingly difficult to preserve our workplace culture, which could impact our ability to quickly develop and launch new and innovative products and adequately oversee employees and business functions. This is particularly true as we continue our flexible work model. Our inability to effectively manage the growth of our organization may harm our business, revenue and financial results.

We make decisions consistent with our mission and values that may reduce our short- or medium-term operating results.

Our mission—to bring everyone the inspiration to create a life they love—and company values are integral to everything we do. We frequently make decisions regarding our business and platform in accordance with our mission and values that may reduce our short- or medium-term operating results if we believe those decisions will improve the experiences of users, advertisers, content creators, employees or our community, and therefore benefit our business. For example, we may choose to remove content that we have determined does not create an inspiring and positive experience for users or revise our policies in ways that decrease user engagement. These decisions may not be consistent with the expectations of investors and any longer-term benefits may not materialize within the time frame we expect or at all, any of which could harm our business, revenue and financial results.

We may acquire other businesses, talent or technology, which could require significant management attention, disrupt our business, dilute stockholder value and harm our business, revenue and financial results.

As part of our business strategy, we have made and intend to make acquisitions to add specialized employees and complementary companies, products or technologies. Our previous and future acquisitions may not achieve our goals, and we may not realize benefits from acquisitions we make in the future. Any acquisitions, including the integration process will require significant time and resources, and we may not be able to manage the process successfully. If we fail to successfully integrate acquisitions, or the personnel or technologies associated with those acquisitions, the business, revenue and financial results of the combined company could be harmed. Our acquisition strategy may change over time and future acquisitions we complete could be viewed negatively by users, advertisers, investors or other parties with whom we do business. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition, including accounting charges. We may also incur unanticipated liabilities that we assume as a result of acquiring companies. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our securities. We would expect to finance any future acquisitions through a combination of additional issuances of equity, corporate indebtedness, asset-backed acquisition financing or cash from operations. The sale of equity to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. In the future, we may not be able to find other suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Our acquisition strategy could require significant management attention, disrupt our business and harm our business, revenue and financial results.

Our business depends on a strong brand and reputation, and if we are unable to maintain and enhance our brand and reputation, our ability to expand our user and advertiser base will be impaired and our business, revenue and financial results could be harmed.

We believe that our brand, identity and reputation has significantly contributed to the success of our business. We also believe that maintaining and enhancing the "Pinterest" brand and reputation is critical to retaining and growing our user, creator, publisher and advertiser base. Maintaining and enhancing our brand and reputation depends largely on our continued ability to provide high-quality, relevant, reliable, trustworthy and innovative products, which may require substantial investment and may not be successful. From time to time, we introduce new products or updates to existing products that require users to agree to new terms of service that users may not like, which may negatively affect our brand and reputation. Additionally, advertisements or actions of our advertisers may affect our brand and reputation if users do not think the advertisements help them accomplish their objectives, or view the advertisements as intrusive, annoying or misleading or have poor experiences with our advertisers. In addition, our brand, identity and reputation may be adversely affected by perceptions of social media platforms in general, including perceptions resulting from factors unrelated to the company's actions or the content or actions of users, such as the boycott of Facebook and X (formerly Twitter) by some advertisers or allegations of the impact of social media on the mental health of users.

Our brand and reputation can also be negatively affected by the content or actions of our users that are deemed to be hostile or inappropriate to other users, by the actions of our users acting under false or inauthentic identities, by the use of our products or services to disseminate information that is deemed to be misleading, or by the use of our platform for illicit, illegal or objectionable ends. We also may fail to respond expeditiously to the sharing of illegal, illicit or objectionable content on our platform or objectionable practices by advertisers, or to otherwise address user or advertiser concerns, which could erode confidence in our brand and damage our reputation. We expect that our ability to identify and respond to this content in a consistently applied manner and on a timely basis or at all may decrease as the number of users grows, as the amount of content on the platform increases or as we expand our product and service offerings, such as video and live streaming content. Any governmental or regulatory inquiry, investigation or action, including based on the appearance of illegal, illicit or objectionable content on our platform, our business practices, or failure to comply with laws and regulations, could damage our brand and reputation, regardless of the outcome.

We have experienced, and expect to continue to experience, media, legislative, governmental, regulatory, investor and other third-party scrutiny of our decisions. Any scrutiny, inquiry, investigation or action, including regarding our data privacy, copyright, content, employment or other practices, workplace culture, charitable giving, product changes, product quality, litigation or regulatory action or regarding the actions of our employees, users or advertisers or other issues, may harm our brand and reputation. In addition, scrutiny of other companies in our industry, including their impact on user "screen time" or their content policies or data privacy practices, could also have a negative impact on our brand and reputation. These concerns, whether actual or unfounded, may also deter users, creators, publishers or advertisers from using our platform.

Adverse publicity, whether or not accurate, relating to events or activities attributed to us, our employees, third-party vendors, users, creators, publishers or our advertisers, or to social media platforms in general, may tarnish our reputation and reduce the value of our brand. If we fail to promote and maintain the "Pinterest" brand or preserve our reputation, or if we incur excessive expenses in this effort, our business, revenue and financial results could be harmed.

Continued development and use of AI may result in reputational harm, liability, or other adverse consequences to our business operations.

We use machine learning and AI technologies in our products and services, and we are making investments in expanding our AI capabilities, including ongoing deployment and improvement of existing machine learning and AI technologies, as well as developing new product features using AI technologies. There are significant risks involved in developing and deploying AI and there can be no assurance that the usage of AI will enhance our products or services or be beneficial to our business, including our profitability. AI technologies are complex and rapidly evolving, and we face significant potential disruption from other companies as well as an evolving regulatory landscape. The continued integration of any AI technologies into our products can result in new or enhanced governmental or regulatory scrutiny, intellectual property claims, litigation, confidentiality or security risks, ethical concerns, negative user perceptions as to automation and AI, or other complications that could adversely affect our business, reputation, or financial results. As a result of the complexity and rapid development of AI, it is also the subject of evolving review by various U.S. governmental and regulatory agencies, and other foreign jurisdictions are applying, or are considering applying, their platform moderation, intellectual property, cybersecurity, and data protection laws to AI and/or are considering general legal frameworks on AI. We may not always be able to anticipate how to respond to these frameworks given they are still rapidly evolving. We may also have to expend resources to adjust our product or service offerings in certain jurisdictions if the legal frameworks governing the use of AI are not consistent across jurisdictions.

Uncertainty around new and emerging AI technologies, such as generative AI, may require additional investment in the development of appropriate protections and safeguards for handling the use of data with AI technologies, which may be costly and could impact our expenses as we expand the use of AI into our product or service offerings. AI technologies, including generative AI, may create content that is factually inaccurate or flawed. Such content may expose us to brand or reputational harm and/or legal liability. It is also uncertain how various laws related to online services, intermediary liability, and other issues will apply to content generated by AI. The use of certain AI technologies presents emerging ethical and social issues, and if we offer solutions that draw scrutiny or controversy due to their perceived or actual impact on users or on society as a whole, we may experience brand or reputational harm, competitive harm, and/or legal liability. As such, it is not possible to predict all of the risks related to the use of AI, and developments in regulatory frameworks governing the use of AI and in related stakeholder expectations may adversely affect our ability to develop and use AI or subject us to liability.

Risks related to Data, Security and Privacy

If our security is compromised, or users or advertisers believe our security has been compromised, we could lose the trust of users, creators, publishers and advertisers who may use our platform less or may stop using our platform altogether, which could harm our business, revenue and financial results.

Our efforts to protect our internal data or the information that users, creators, publishers and advertisers and other partners have shared with us may be unsuccessful due to the actions of third parties, software bugs or other technical malfunctions, cyberattacks, employee error or malfeasance, hacking, ransomware, viruses or other factors. In addition, third parties have in the past and may in the future may attempt to induce our employees, users, creators, publishers, advertisers or vendors to disclose information to gain access to our data, advertisers' data or users' data. Further, because the login credentials or passwords employed by users to access our platform may be similar to or the same as the ones that they use in connection with other platforms or websites, a breach in the security of those platforms or websites can allow third parties to gain unauthorized access to users' accounts on our platform. If any of the events described above occur, our information or users', creators', publishers' or advertisers' information could be accessed or disclosed improperly. If a third-party gains unauthorized access to our platform, they may, among other things, post malicious spam and other content on our platform using a user's, creator's, publishers' or advertiser's account, that could negatively affect our products and our business.

Some third parties, including advertisers and vendors, store information that we share with them on their networks. If these third parties fail to implement adequate data-security practices or fail to comply with our terms and policies, users' data may be improperly accessed, used or disclosed. Even if these third parties take all the necessary precautions, their networks may still suffer a breach, which could compromise the data we share with them.

Any incidents where users', creators', publishers', advertisers' or our information is accessed without authorization or is improperly used, or incidents that violate our privacy policy, terms of service or other policies, or the perception that an incident has occurred, could damage our brand and reputation, adversely impact our competitive position and result in significant costs. We may need to notify government authorities or affected users regarding security incidents, and government authorities or affected users, creators, publishers or advertisers could initiate legal or regulatory action against us over those incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Maintaining the trust of users, creators, publishers and advertisers is important to sustain user growth, retention and engagement, and we may incur significant costs in an effort to detect and prevent security incidents. Concerns over our information security or data privacy practices, whether actual or unfounded, can subject us to negative publicity and damage our brand and reputation and deter users, creators, publishers and advertisers from using our platform. Any of these occurrences could harm our business, revenue and financial results.

Our ability to attract and retain advertisers depends on our ability to collect and use data and develop tools to enable us to effectively deliver and accurately measure advertisements on our platform.

Most advertisers rely on tools that measure the effectiveness of their ad campaigns in order to allocate their advertising spend among various formats and platforms. If we are unable to measure the effectiveness of advertising on our platform or we are unable to convince advertisers that our platform should be part of a larger advertising budget, our ability to increase the demand and pricing of our advertising products and maintain or scale our revenue may be limited. Our tools may be less developed than those of other platforms with which we compete for advertising spend. Therefore, our ability to develop and offer tools that accurately measure the effectiveness of a campaign on our platform is critical to our ability to attract new advertisers and retain, and increase spend from, our existing advertisers.

We are continuing to develop and improve these tools and such efforts have and are likely to continue to require significant time and resources and additional investment, and in some cases we have relied on and may in the future rely on third parties to provide data and technology needed to provide certain measurement data to our advertisers. If we cannot continue to develop and improve our advertising tools in a timely fashion, those tools are not reliable, or the measurement results are inconsistent with advertiser goals, our advertising revenue could be adversely affected.

Many existing advertiser tools that measure the effectiveness of advertising do not account for the role of advertising early in a user's decision-making process, which is when many users come to our platform. Instead, these tools measure the last ad or content that was exposed to the user that gets credit for influencing any user's purchase or action. As a result, we may not be able to demonstrate and measure for our advertisers the value of engaging with a user during the early intent phase.

In addition, web and mobile browser developers, such as Apple, Microsoft or Google, have implemented and may continue to implement changes, including requiring additional user permissions, in their browser or device operating system that impair our ability to measure and improve the effectiveness of advertising on our platform. Such changes include limiting the use of first-party and third-party cookies and related tracking technologies, such as mobile advertising identifiers, and other changes that limit our ability to collect information that allows us to attribute user actions on advertisers' websites to the effectiveness of advertising campaigns run on our platform. For example, Apple launched its Intelligent Tracking Prevention ("ITP") feature in its Safari browser. ITP blocks some or all third-party cookies by default on mobile and desktop and ITP has become increasingly restrictive over time. Apple's related Privacy-Preserving Ad Click attribution ("PPAC"), intended to preserve some of the functionality lost with ITP, would limit cross-site and cross-device attribution, prevent measurement outside a narrowly-defined attribution window, and prevent ad re-targeting and optimization. Similarly, Google announced that it plans to stop supporting third-party cookies in its Google Chrome browser. Further, Apple implemented certain changes, including introducing an AppTrackingTransparency framework that limits the ability of mobile applications to request an iOS device's advertising identifier and affects our ability to track user actions off our platform and connect their interactions with on-platform advertising.

In addition, third-parties, such as Apple, Microsoft or Google, have implemented and may continue to implement changes and restrictions in browser or device functionality including by limiting the use of cookies, or that limit our ability to communicate with or understand the identity of our users.

All these restrictions described above make it more difficult for us to provide the most relevant ads to our users, measure the effectiveness of, and to re-target and optimize, advertising on our platform. We have developed Pinterest API for Conversions and other measurement tools to address these restrictions, which are all designed to mitigate loss of conversion signal. However, there is no guarantee that advertisers will use this technology or future technologies that we develop, or that these technologies will otherwise be effective to improve conversion visibility and enable the use of

Form 10-K

conversion data for retargeting in future advertising campaigns. Advertisers may also prioritize integrations with larger platforms due to larger spend concentration. All of this may result in advertisers spending less or not at all, on our platform.

Developers may release additional technology that further inhibits our ability to collect data that allows us to measure the effectiveness of advertising on our platform. Any other restriction, whether by law, regulation, policy (including third-party policies) or otherwise, on our ability to collect and share data that our advertisers find useful, our ability to use or benefit from tracking and measurement technologies, including cookies, or that further reduces our ability to measure the effectiveness of advertising on our platform would impede our ability to attract, grow and retain advertisers. Advertisers and other third parties who provide data that helps us deliver personalized, relevant advertising may restrict or stop sharing this data. If they stop sharing this data with us, it may not be possible for us to collect this data within the product or from another source.

We rely heavily on our ability to collect and share data and metrics for our advertisers to help new and existing advertisers understand the performance of advertising campaigns. If advertisers do not perceive our metrics to be accurate representations of our user base and user engagement, or if we discover inaccuracies in our metrics, they may be less willing to allocate their budgets or resources to our platform, which could harm our business, revenue and financial results.

We receive, process, store, use and share data, some of which contains personal information, which subjects us to complex and evolving governmental regulation and other legal obligations related to data privacy, data protection and other matters, which are subject to change and uncertain interpretation.

We receive, process, store, use and share data, some of which contains personal information. There are numerous federal, state, local and foreign laws and regulations regarding matters central to our business, data privacy and the collection, storing, sharing, use, processing, disclosure and protection of personal information and other data from users, employees and business partners, the scope of which are regularly changing, subject to uncertain and differing interpretations and may be inconsistent among countries or conflict with other rules.

The application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and as the focus on data privacy and data protection increases globally, we are, and will continue to be, subject to varied and evolving data privacy and data protection laws. We are subject to GDPR which expands the rights of individuals to control how their personal data is processed, includes restrictions on the use of personal data of children, creates new regulatory and operational requirements for processing personal data (in particular in case of a data breach), increases requirements for security and confidentiality, restricts transfers of data outside of the European Economic Area and provides for significant penalties for non-compliance, including fines of up to 4% of global annual turnover for the preceding financial year or €20 million (whichever is higher) for the most serious infringements. Additionally, we have historically relied upon multiple legally valid transfer mechanisms to transfer certain personal data outside of the European Economic Area, including the EU-U.S. Privacy Shield Framework and Standard Contractual Clauses (SCCs). The Court of Justice of the European Union ruled that the EU-U.S. Privacy Shield is an invalid transfer mechanism, but upheld the validity of the SCCs subject to future elaboration of additional safeguards by regulators such as specific "supplemental measures" that should be undertaken to protect EU data subjects. While the EU Commission has approved a new EU-U.S Data Privacy Framework, which Pinterest has applied to join, the validity of data transfer mechanisms and additional safeguards remains subject to legal, regulatory, and political review and developments in both Europe and the U.S. The invalidation of data transfer mechanisms, or the potential invalidation of additional safeguards could have a significant adverse impact on our ability to process and transfer the personal data of EEA users outside of the European Economic Area. The State of California enacted the CCPA which requires companies that process information of California residents to make new disclosures to consumers about their data collection, use and sharing practices, allows consumers to opt out of certain data sharing with third parties and provides a new cause of action for data breaches. Additionally, the CPRA which went into effect in 2023 and significantly modifies the CCPA, has led to further uncertainty and requires us to incur additional costs and expenses. Other states have also enacted privacy laws similar to the CPRA, which became operative in 2023 or will become operative in 2024, with these providing consumers with similar abilities to opt-out of certain data sharing and to limit the use of certain data for personalized advertising. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data. The burdens imposed by these and other laws and regulations that may be enacted, or new interpretations of existing laws and regulations, may require us to modify our data processing practices and policies and to incur substantial costs in order to comply and may disproportionately affect our business in comparison to our peers that have greater resources. These laws and regulations may also impact our ability to expand advertising on our platform internationally, as they may impede our ability to deliver targeted advertising and accurately measure our ad performance.

Any failure or perceived failure by us to comply with our privacy policies, data privacy-related obligations to users or other third parties, or our data privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, or other failure to comply with these laws and regulations, or regulatory scrutiny, can result in governmental enforcement actions or litigation that could expose our business to substantial financial penalties, or other monetary or non-monetary relief, negative publicity, loss of confidence in our products, decline in user or advertiser growth or damage to our brand and reputation. Companies in the technology industry have recently experienced increased regulatory scrutiny relating to data privacy and data protection, and we have become subject to enhanced scrutiny and enforcement actions from regulators to ensure compliance with data privacy and data protection laws and regulations. The GDPR, CCPA, CPRA and other such laws and regulations impose new and burdensome obligations, and include substantial uncertainty as to their interpretation, and we are subject to challenges in addressing their requirements, which could result in fines or penalties, lead us to change our data privacy policies and practices, how our product currently operates, and limit our ability to deliver personalized advertising. by, for example, requiring users to opt-in to personalized advertising. Public statements against us by consumer advocacy groups or others could also cause users to lose trust in us, which could result in declines in user growth, retention or engagement and have an adverse effect on our brand, reputation and business. Additionally, if third parties that we work with, such as advertisers, service providers or developers, violate applicable laws or our policies, these violations may also put users' information at risk and could in turn have an adverse effect on our business, revenue and financial results.

Any significant change to applicable laws, regulations or industry practices, or to interpretations of existing laws and regulations, regarding the use or disclosure of users' data, or regarding requirements around obtaining consent from users for the use and disclosure of such data, could require us to modify our products to allow for limited data use, possibly in a material manner, and may limit our ability to develop new products that make use of the data that users voluntarily share. There currently are a number of proposals pending before federal, state and foreign legislative and regulatory bodies. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our service, particularly as we expand our operations internationally.

Risks related to our Business Operations

Our business depends on our ability to maintain and scale our technology infrastructure, including speed and availability of our service.

Our reputation and ability to attract, retain and serve users, content creators and advertisers are dependent upon the reliable performance of our service and our underlying technology infrastructure and content delivery processes. From time to time, we experience interruptions in or disruptions of our systems. If our platform is unavailable when users, content creators or advertisers attempt to access it, if it does not load as quickly as they expect or if their content is not saved, users may not return to our platform as often in the future, or at all.

Our advertisers must be able to easily buy, forecast, optimize and measure the performance of ads on a responsive and stable platform. Advertisers will not continue to do business with us if our technology infrastructure is not reliable. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could harm our business. Our systems may not be adequately designed to avoid performance delays or outages. For example, our engineering teams' broad access to our systems is designed for speed and release velocity, which increases the risk of disruptive intentional and unintentional (and potentially premature) updates and changes being made directly to our live platforms and services. As our user, content creator and advertiser base and the volume and types of information shared on our service continue to grow, we will need an increasing amount of technology infrastructure, including network capacity and computing power, to continue to satisfy the needs of users, content creators and advertisers, which could increase our costs. Failure to effectively scale and grow our technology infrastructure to accommodate these increased demands could harm our business, revenue and financial results. Further, in the event of a systems failure, employee error, failure or interruption of services by AWS, malicious intent by employees or third parties, we may lose all or substantial amounts of data and we may not be able to recover such data quickly or at all. Such loss of data could adversely affect our business and financial results.

In addition, our systems and operations are vulnerable to damage, delays or interruptions from fire, flood, power loss, telecommunications failure, spikes in usage volume, epidemics, pandemics and other public health emergencies, terrorist attacks, acts of war, earthquakes, the effects of climate change and other events beyond our control. We are particularly vulnerable to these types of events because our cloud computing infrastructure is currently located in one geographic region. In addition, the substantial majority of our employees are located in California, which has historically experienced, and may continue to experience, climate-related events including drought and water scarcity, warmer temperatures, wildfires and air quality impacts and power shut-offs. If there is a catastrophic failure involving our systems or major disruptive event affecting our headquarters or the San Francisco area in general, we may be unable to operate our service. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services and could cause us to incur substantial expense. Climate-related events, including the increasing frequency of extreme weather events and their impact, have the potential to disrupt our business and/or the business of our third-party suppliers and partners.

A substantial portion of our technology infrastructure is provided by third parties. Any disruption or failure in the services we receive from these providers could harm our ability to handle existing or increased traffic or cause our platform to become unavailable, which could harm our business. We exercise little control over these providers and have limited line of sight into their governance, and any financial or other difficulties these providers face may harm our business.

The occurrence of any of the foregoing risks could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such risks or may be insufficient to compensate us for losses that may occur. These events may result in distraction of management, loss of revenue and costs from litigation and enforcement. In addition, they could also result in significant expense to repair or replace damaged facilities and remedy resultant data loss or corruption. A prolonged interruption in the availability or reduction in the speed or other functionality of our products could materially harm our reputation and business.

The failure to attract and retain highly qualified personnel, or loss of one or more of our key personnel, could harm our business, revenue and financial results.

We currently depend on the continued services and performance of our key personnel, including William Ready and others. Mr. Ready's employment, and the employment of our other key personnel, is at will, which means they may resign or be terminated for any reason at any time. Similarly, Mr. Silbermann is currently non-executive Chair of the Board and may resign at any time. In addition, much of our key technology and systems are custom-made for our business by our personnel. The loss of key personnel, including key members of management as well as our key engineering, design, marketing, sales and product development personnel, could disrupt our operations and harm our business. This risk is particularly heightened in an environment where companies, including us, slow down hiring or reduce their workforce and will continue to find ways to further reduce costs due to macroeconomic conditions.

In addition, it is important to our business to attract and retain highly talented personnel, particularly engineers with expertise in computer vision, AI and machine learning. We have found and may continue to find our recruiting and retention efforts more challenging because the marketplace for talent is highly competitive. The incentives provided by our stock option grants, restricted stock grants and restricted stock unit grants, or by other compensation and benefits arrangements, may not be effective to attract and retain employees, especially as a result of continued fluctuations in our stock price. We may also be required to enhance wages, benefits and non-equity incentives. If we are unable to meet employees and potential employees' expectations, we may experience difficulties attracting and retaining personnel.

Further, our ongoing efforts to address workplace culture concerns (including to meet the goals we set in our Inclusion and Diversity Reports), implement the recommendations of the Special Committee of our Board and the terms of the settlement agreement with respect to certain derivative lawsuits and resolve certain related allegations or claims have resulted in, and will continue to result in, increased costs, as well as consuming management's time and attention. Further, if our efforts are unsuccessful, we may not be able to attract and retain talent, we may be subject to investigations, litigation and other proceedings and our brand and reputation and stock price may be harmed.

We currently have a flexible work model which provides for a more distributed workforce. Our work strategy, including our efforts related to employee onboarding, training and development and retention may not be successful. Further, our work strategy may continue to evolve and may not meet the needs of our existing and potential future employees and they may prefer work models offered by other companies. If we do not succeed in attracting and retaining highly qualified personnel or the financial resources required to do so increase, we may not be able to meet our business objectives, and our business, revenue and financial results could be harmed.

Risks Arising from our Reliance on Third Parties

We depend in part on online application stores and internet search engines to direct traffic and refer new users to our platform. When these online application stores or search engines' methodologies and policies are modified or enforced in ways we do not anticipate, or when our search results page rankings decline for other reasons, traffic to our platform or user growth, retention and engagement has declined and could decline in the future, any of which could harm our business, revenue and financial results.

We depend in part on internet search engines, such as Bing, Google and Yahoo!, to direct a significant amount of traffic to our platform. For example, when a user types a query into a search engine, we may receive traffic and acquire new users when those search results include Pins, boards, users and other features of our platform that cause the user to click on the Pinterest result or create a Pinterest account. These actions grow our users due to signups of new users and increase retention and engagement of existing users.

Our ability to maintain and increase the number of users directed to our platform from search engines is not within our control. Search engines, such as Google, have and may continue to modify their search algorithms (including what content they index and the format in which content is indexed) and policies or enforce those policies in ways that are detrimental to us, that we are not able to predict or without prior notice. When that occurs, we have in the past and expect to experience in the future, declines or de-indexing in the organic search ranking of certain Pinterest search results or negatively impacted by the format in which our search results appear, leading to a decrease in traffic to our platform, new user signups and existing user retention and engagement. We have experienced declines in traffic and user growth as a result of these changes in the past, and anticipate fluctuations as a result of such actions in the future. For example, throughout 2021, Google made certain changes to their search algorithms which also negatively impacted traffic and user sign-ups. Our ability to appeal these actions is limited, and we may not be able to revise our search engine optimization ("SEO") strategies to recover the loss in traffic or users resulting from such actions. In addition, changes in policies or their enforcement may not apply in the same manner to our competitors, or our competitors' SEO strategies to retain and attract users may be more successful than ours. In addition, certain third parties offer browser extensions that give users the option to remove Pinterest from their search engine recommendations. Further, some of these search engines are owned by companies that compete with various aspects of our business. When email platforms, such as Google, change their policies related to the placement of our emails in users' inboxes, it can affect the open and click rate of our emails. Such changes have led to and may lead to a decrease in traffic to our platform, new user signups and existing user retention and engagement. To offset some of the impact on our user growth, we have and may continue to increase our investment in other growth strategies, such as paid marketing or other initiatives that drive user acquisition, which may cost more and be less effective. Any significant reduction in the number of users directed to our website or mobile application from search engines or email could harm our business, revenue and financial results.

In addition, we also rely on certain major online stores for distribution of our application. If these application store providers modify or implement new terms, we may be required to modify our product to maintain our ability to remain in that application store. Such requirements or our inability to meet such requirements could harm our business, revenue and financial results.

We allow users to authenticate with our service through third-party login providers. If these third parties discontinue these tools or experience a breach or outage in their platform or web browser developers make changes that restrict the use of these tools, user retention, growth or engagement could decline, and our business, revenue and financial results could be harmed.

A significant number of users access their accounts on our platform using a third-party login provider such as Facebook, Apple or Google. If security on those platforms is compromised, if users are locked out from their accounts on those platforms or if those platforms experience an outage or otherwise institute policies that prevent users from accessing their accounts on our platform through those logins, users may be unable to access our platform. In addition, third-party log-in providers may institute policies that restrict us from both communicating with users or identifying users. As a result of these actions, user growth, retention and engagement on our platform has been and could be adversely affected in the future, even if for a temporary period. Additionally, if Facebook or Google discontinue their identity services or experience an outage, then we may lose and be unable to recover users previously using this function, and our user growth or engagement could decline. Any of these events could harm our business, revenue and financial results.

We depend on Amazon Web Services for the vast majority of our compute, storage, data transfer and other services. Any disruption of, degradation in or interference with our use of Amazon Web Services could negatively affect our operations and harm our business, revenue and financial results.

Amazon Web Services ("AWS") provides the cloud computing infrastructure we use to host our website, mobile application and many of the internal tools we use to operate our business. We have a long-term commitment with AWS. Under the agreement with AWS, in return for negotiated concessions, we currently are required to maintain a substantial majority of our monthly usage of certain compute, storage, data transfer and other services on AWS. This agreement is terminable only under certain conditions, including by either party following the other party's material breach, which may be the result of circumstances that are beyond our control. A material breach of this agreement by us, or early termination of the agreement, could carry substantial penalties, including liquidated damages. If AWS increases pricing terms, terminates or seeks to terminate our contractual relationship, establishes more favorable relationships with our competitors, or changes or interprets its terms of service or policies in a manner that is unfavorable, those actions could harm our business, revenue and financial results.

Any significant disruption of, limitation of our access to or other interference with our use of AWS would negatively impact our operations and our business could be harmed. In addition, any transition of the cloud services currently provided by AWS to another cloud services provider would be difficult to implement and would cause us to incur significant time and expense and could disrupt or degrade our ability to deliver our products and services. The level of service provided by AWS could affect the availability or speed of our services. If users, creators, publishers or advertisers are not able to access our service or platform or encounter difficulties in doing so, we may lose users, creators, publishers or advertisers and could harm our business and reputation.

Form 10-K

We utilize data center hosting facilities operated by AWS, located in various facilities. However, we have implemented a limited disaster recovery program which does not allow us to serve network traffic from back-up data center services. An unexpected disruption of services provided by these data centers could hamper our ability to handle existing or increased traffic, result in the loss of data or cause our platform to become unavailable, which may harm our reputation and business.

We must effectively operate with mobile operating systems, web browsers, online application stores, networks, regulations and standards, which we do not control. Changes in our products or to those mobile operating systems, web browsers, networks, regulations or standards may harm user retention, growth and engagement.

Because our platform is used on mobile devices and through web browsers, our application must remain interoperable with popular mobile operating systems and browsers, including Android, Chrome, iOS and Safari. We have no control over these operating systems and browsers. Any changes to these operating systems, browsers or the online stores distributing our application that impact the accessibility, speed or functionality of our service or give preferential treatment to competitive products, could harm usage of our platform. Some of our competitors that control the operating systems, browsers and online stores that our application runs on, or is distributed through, could make interoperability of our service with those systems, browsers and stores more difficult. In addition, new products we introduce may take longer to function with these systems and browsers.

If we are unable to deliver consistent, high-quality user experiences across different devices with different operating systems, user growth, retention or engagement may decline, which could harm our business, revenue and financial results.

The adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including laws governing internet neutrality, could decrease the demand for our products and services and increase our cost of doing business. Regulatory changes could limit users' ability to access our service or make our platform a less attractive alternative to our competitors' platforms and cause our user growth, retention or engagement to decline, which could harm our business, revenue and financial results.

If it becomes more difficult for users to access and use our service on their browsers or mobile devices, if users choose not to access or use our platform on their mobile devices, or if users choose to use mobile products that limit access to our platform, user growth, retention and engagement may decline, which could harm our business, revenue and financial results.

We rely on software, technologies and related services from third parties, and problems in their use, access or performance could increase our costs and harm our business, revenue and financial results.

We rely on software, technologies and related services from third parties to operate critical functions of our business. Third-party technologies or services that we utilize may become unavailable due to a variety of reasons, including outages, interruptions or failure to perform under our agreement. Unexpected delays in their availability or function can, in turn, affect the use or availability of our platform. Further, third-party software and service providers may no longer provide such software and services on commercially reasonable terms or may fail to properly maintain or update their software. In such instances, we may be required to seek licenses to software or services from other parties or to redesign our products to function with new software or services. This could result in delays in the release of new products until equivalent technology can be identified, licensed or developed, and integrated into our platform and services. Furthermore, we might be forced to limit the features available in our current or future products. These occurrences, delays and limitations, if they occur, could harm our business, revenue and financial results.

Technologies have been developed that can block the display of our ads, which could harm our business, revenue and financial results.

Technologies have been developed, and will likely continue to be developed, that block the display of our ads. We generate substantially all of our revenue from advertising, and ad blocking technologies can prevent the display of certain of our ads, which could harm our business, revenue and financial results. Existing ad blocking technologies that have not been effective on our platform can later become effective as we make certain product changes, and new ad blocking technologies are often in development. More users may choose to use products that block or obscure the display of our ads if we are unable to successfully balance the amount of organic content and paid advertisements, or if users' attitudes toward advertisements become more negative. Further, regardless of their effectiveness, ad blockers may generate concern regarding the health of the digital advertising industry, which could reduce the value of digital advertising and harm our business, revenue and financial results.

Risks relating to Legal and Regulatory Matters

We may be liable as a result of content or information that is published or made available on our platform.

We are subject to many U.S. federal and state and international laws and regulations that involve matters central to our business, including laws and regulations that involve data privacy and protection, intellectual property (including copyright and patent laws), content regulation, rights of publicity, advertising, marketing, health and safety, competition, protection of minors, consumer protection, taxation, anti-bribery, anti-money laundering and corruption, economic or other trade prohibitions or sanctions or securities law compliance. We may be sued or face regulatory action for claims relating to content or information that is published or made available on our platform. Our systems, tools and personnel that help us to proactively detect potentially illegal, policy-violating or otherwise inappropriate content cannot identify all such content on our service, and in many cases this content will appear on our platform. This risk may increase as we develop and increase the use of certain products or product features, such as video and live streaming content, for which identifying such content is challenging. Additionally, some controversial content may not be banned on our platform and, even if it is not featured in advertisements or recommendations to users, may still appear in search results or be saved on boards. This risk is enhanced in certain jurisdictions outside of the United States where our protection from liability for content published on our platform by third parties may be unclear and where we may be less protected under local laws than we are in the United States. Further, if policy-violating content is found on our platform, we may be in violation of the terms of certain of our key agreements, which may result in termination of the agreement and, in some cases, payment of damages. We could incur significant costs in investigating and defending such claims and, if we are found liable, damages. If any of these events occur, our business, revenue and financial results could be harmed.

We rely on a variety of statutory and common-law frameworks and defenses relevant to the content available on our platform, including but not limited to, the Digital Millennium Copyright Act ("DMCA"), the Communications Decency Act ("CDA") and the fair-use doctrine in the United States, and the EU E-Commerce Directive and the EU Digital Services Act ("DSA"), which became applicable to Pinterest in August 2023. These frameworks and defenses may limit but do not necessarily eliminate, our potential liability for caching, hosting, listing or linking to third-party content that may include materials that infringe copyrights. Each of these statutes and doctrines is subject to uncertain or evolving judicial interpretation and regulatory and legislative amendments, and we cannot guarantee that such frameworks and defenses will be available for our protection.

Regulators in the United States and in other countries may introduce new regulatory regimes that increase potential liability for content available on our platform. For example, the EU Directive on Copyright in the Digital Single Market (EU Copyright Directive) has been implemented in several EU member states and expands the liability scheme for online content sharing service providers and imposes additional requirements for the content uploaded by their users to protect copyright owners against unlicensed use of their work. There are also a number of new laws and legislative proposals in the United States, at both the federal and state level, and in the European Union, U.K. and other countries, aimed at limiting the scope of protections available to online services and/or that further impose new obligations in are as affecting our business, such as liability for copyright infringement, content moderation, distributing targeted and other advertisements to minors, and other forms of unlawful content and/or online harm. These legislative and/or regulatory requirements may increase our costs of operations, our liability for content posted by users on our platform, and/or our litigation costs. If these or other additional statutory or regulatory changes reduce liability protections for content published on our platform, we may be required to make significant changes to our business model, including increasing our content moderation operations and building in additional product features or tools that may not be favorable to our business, add payment obligations or compliance costs.

We are also subject to fines or orders restricting or blocking our service in particular countries as a result of content on our platform. For example, certain countries have implemented regulations that authorize fines or provide for throttling or blocking services for failures to comply with certain content removal and disclosure obligations, and other countries may enact similar legislation, which would impose penalties for failure to remove certain content. There can be no assurance that the tools we use for certain removal obligations or any new custom tools we develop will be sufficient to maintain compliance with the new regulations.

Any new legislation or changes to existing legislation may be difficult to comply with in a timely and comprehensive fashion and may expose our business, users, or employees to increased fees and costs. These costs could be prohibitively expensive for a company of our size, which could prevent us from launching a product or require us to restrict access to a product in a particular market. This could disadvantage us relative to our competitors with more resources. If the rules, doctrines or currently available defenses change, if international jurisdictions refuse to apply similar protections that are currently available in the United States or the European Union or if a court were to disagree with our application of those rules to our platform, we could be required to expend significant resources to try to comply with the new rules or incur liability and our business, revenue and financial results could be harmed

Action by governments to restrict access to our product or certain of our products in their countries could harm our business, revenue and financial results.

Governmental authorities outside the United States have restricted, and may in the future seek to restrict access to our platform if they consider us to be in violation of their laws or for other reasons. For example, access to our service has been or is currently restricted in whole or in part in certain countries. Other governments may seek to restrict access to or block our platform, prohibit or block the hosting of certain content available through our platform, or impose other restrictions that may affect the accessibility or usability of our platform in that country for a period of time or even indefinitely. We may also decide to stop offering our platform in a country as a result of these types of restrictions. For example, some countries have enacted laws that allow websites to be blocked for hosting certain types of content or may require websites to remove certain restricted content, to appoint local representatives in the country, or to store user data within that country. It can be challenging or impractical to manage the requirements of multiple jurisdictions governing the type and nature of the content available on our platform. If additional prohibitions or restrictions are imposed on our platform, or if our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our user growth, retention and engagement may be adversely affected, and our business, revenue and financial results could be harmed.

We could become involved in legal disputes that are expensive to support, and if resolved adversely, could harm our business, revenue and financial results.

We are currently involved in, and may in the future be involved in, actual and threatened legal proceedings, including class action lawsuits, claims, investigations and government inquiries arising in the ordinary course of our business, including intellectual property, data privacy and data protection, privacy and other torts, illegal or objectionable content, consumer protection, securities, stockholder derivative claims, employment, governance, workplace culture, contractual rights, civil rights infringement, false or misleading advertising, or other legal claims relating to content or information that is provided to us or published or made available on our platform. Any proceedings, claims or inquiries involving us, whether successful or not, can be time consuming, result in costly litigation, unfavorable outcomes, high indemnification expenses, increased costs of business, may require us to change our business practices or products, require significant amount of management's time, may harm our reputation or otherwise harm our business and future financial results.

We are currently involved in and have been subject to actual and threatened litigation with respect to third-party patents, trademarks, copyrights and other intellectual property, and may continue to be subject to intellectual property litigation and threats thereof. Companies in the internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, grow our business and products, and become increasingly high profile, the possibility of receiving a larger number of intellectual property claims against us grows. In addition, various "non-practicing entities" that own patents and other intellectual property rights have asserted, and may in the future attempt to assert, intellectual property claims against us to extract value through licensing or other settlements.

From time to time, we receive letters from patent holders alleging that some of our products infringe their patent rights and from trademark holders alleging infringement of their trademark rights. We also receive letters from holders of copyrighted content alleging infringement of their intellectual property rights, including DMCA take-down requests. Our technologies and content, including the content that users pin to our service, may not be able to withstand such third-party claims.

With respect to any intellectual property claims, we may have to seek a license to continue using technologies or engaging in practices found to be in violation of a third-party's rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue such technologies or practices may not be available to us at all and we may be required to discontinue use of such technologies or practices or to develop alternative non-infringing technologies or practices. The development of alternative non-infringing technologies or practices could require significant effort and expense or may not be achievable at all. Our business, revenue and financial results could be harmed as a result.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business, revenue and financial results could be harmed.

We rely, and expect to continue to rely, on a combination of confidentiality, invention assignment and license agreements with our employees, consultants and other third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. We have filed various applications for certain aspects of our intellectual property in the United States and other countries, and we currently hold issued patents in multiple jurisdictions. Further, there can be no assurance that each of our patent applications will result in the issuance of a patent. In addition, any resulting issued patents may have claims narrower than those in our patent applications. There can be no assurance that each of our trademark applications will result in the issuance of a trademark or that each resulting trademark registration will be able to be maintained. In the future we may acquire additional patents or patent portfolios, license patents from third parties or agree to license the use of our patents to third parties, which could require significant cash expenditures. Additionally, our current and future patents, trademarks and other intellectual property or other proprietary rights may be contested, circumvented or found unenforceable or invalid.

Third parties may knowingly or unknowingly infringe or challenge our proprietary rights. Effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. We may not be able to prevent infringement without incurring substantial time and expense, if at all. There can be no assurance that others will not offer technologies, products, services, features or concepts that are substantially similar to ours and compete with our business. Similarly, particularly as we expand the scope of our business and the countries in which we operate, we may not be able to prevent third parties from infringing, or challenging our use of, our intellectual property rights, including those used to build and distinguish the "Pinterest" brand. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our technologies, products, services or features or methods of operations. Any of these events could harm our business, revenue and financial results.

Our use of "open source" software could subject us to possible litigation or could prevent us from offering products that include open source software or require us to obtain licenses on unfavorable terms.

A portion of the technologies we use incorporates "open source" software, and we may incorporate open source software in the future. Open source licenses may subject us to certain unfavorable conditions, including requirements that we offer our products that incorporate the open source software for no cost, that we make publicly available the source code for any modifications or derivative works we create based upon, incorporating or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. Some open source software may include generative AI software or other software that incorporates or relies on generative AI. The use of such software may expose us to risks as the intellectual property ownership and license rights, including copyright, of generative AI software and tools have not been fully interpreted by U.S. courts or been fully addressed by federal or state regulations.

We also license to others some of our software through open source projects which requires us to make the source code publicly available, and therefore can affect our ability to protect our intellectual property rights with respect to that software. If an author or other third-party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from offering our products that contained the open source software, required to release proprietary source code, required to obtain licenses from third parties or otherwise required to comply with the unfavorable conditions unless and until we can re-engineer the product so that it complies with the open source license or does not incorporate the open source software. Any of the foregoing could disrupt our ability to offer our products and harm our business, revenue and financial results.

The interpretation and application of U.S. tax legislations or other changes in U.S. or non-U.S. taxation of our operations could harm our business, revenue and financial results.

Tax reform has been a priority for governments worldwide and numerous proposals have been proposed or enacted. For example, the 2017 Tax Cuts and Jobs Act (the "Tax Act") changed how the United States imposes income tax on multinational corporations in a number of ways. The issuance of additional regulatory or accounting guidance may affect our analysis of the impact of the law on us and may harm our operating results and financial condition. Furthermore, the Tax Act eliminated the option to deduct research and development expenditures in the current period and requires taxpayers to capitalize and amortize these expenses. Although Congress may consider legislation that would defer the capitalization and amortization requirement, there is no assurance that the provision will be repealed or otherwise modified. If the requirement is not repealed or modified, our net operating loss utilization will be accelerated. Additionally, further regulatory or legislative developments may also arise from the Inflation Reduction Act of 2022, which introduced new provisions, including a 15% corporate alternative minimum tax for certain large corporations and an excise tax on stock repurchases. These provisions may materially affect our financial position and results of operations.

Additionally, in October 2020, the Organisation for Economic Co-operation and Development, as part of its Base Erosion and Profit Shifting Action Plan, released proposals that provide a long-term, multilateral framework on taxation of the digital economy. In July 2023, the Inclusive Framework jurisdictions announced they reached agreement on the proposals endorsed by the Group of Twenty intergovernmental political forum, including a global minimum tax, and began implementation in 2024. Several countries are either proposing or have already enacted legislation to introduce key aspects of the plan. Additionally, some jurisdictions have already enacted a tax on technology companies that generate revenues from the provision of digital services, including the United Kingdom, France, Spain and Italy, to capture tax revenue more immediately. Although we do not know the exact impact, this legislation has and may continue to result in additional tax exposure.

Further changes to the U.S. or non-U.S. taxation of our operations may increase our worldwide effective tax rate, result in additional taxes or other costs or have other material consequences, which could harm our business, revenue and financial results.

Risks Relating to Our Financial Statements and Performance

We have a limited operating history with the current scale of our business, and, as a result, our past results may not be indicative of future operating performance.

We have a limited operating history with the current scale of our business, which makes it difficult to forecast our future results. You should not rely on our past results of operations as indicators of future performance. You should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by companies like ours.

We have incurred operating losses in the past, anticipate increasing our costs and operating expenses, may incur operating losses in the future and may not maintain profitability.

We have incurred significant net losses in the past and generated net income only recently. We generated net losses of $35.6 million and $96.0 million for the years ended December 31, 2023 and 2022, respectively and net income of $316.4 million for the year ended December 31, 2021. As of December 31, 2023, we had an accumulated deficit of $2,150.3 million. We have achieved profitability only recently and may not realize sufficient revenue to maintain profitability in future periods.

We incur high operating expenses and may increase our operating expenses in the future as we continue to evolve or expand our business and operations. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. We may encounter unforeseen expenses, operating delays or other unknown factors that may result in losses in future periods. We have significant unrecognized share-based compensation expense, which we expect to recognize over the next several years. In addition, we have entered into certain non-cancelable commitments that limit our ability to reduce our cost and expenses in the future. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Financial Statements." Any failure to increase our revenue as we implement initiatives to grow our business could prevent us from achieving or maintaining profitability on either a quarterly or annual basis.

Our operating results are likely to fluctuate from quarter to quarter, which makes them difficult to predict.

Our quarterly operating results are tied to certain key business metrics that have fluctuated in the past and are likely to fluctuate in the future, which makes them difficult to predict. Our operating results depend on numerous factors, many of which are outside of our control, including:

- our ability to generate revenue from our platform;
- our ability to improve or maintain gross margins;
- the number and relevancy of advertisements shown to users;
- the relevancy of content shown to users;
- the manner in which users engage with different products, where certain products may cause us to generate less revenue;
- downward pressure on the pricing of our advertisements;
- the timing, cost and mix of new and existing marketing and promotional efforts as we grow and expand our operations to remain competitive;
- fluctuations (seasonal or otherwise) in spending by our advertisers and platform usage and engagement by users, each of which may change as our product offerings and business evolves;
- seasonal fluctuations in engagement on our platform, including our historical experience of lower engagement in our second quarter;
- fluctuations in spending by our advertisers and platform usage and engagement by users due to macroeconomic conditions, such as the stress in the banking industry and current inflationary environment;
- seasonal fluctuations in internet usage generally;
- the success of technologies designed to block the display of ads;
- development and introduction of new product offerings by us or our competitors;
- existing, new and evolving regulations, both in the U.S. and internationally;
- the ability of our third-party providers to scale effectively and provide the necessary technical infrastructure for our service on a timely basis;
- system failures, disruptions, breaches of security or data privacy or internet downtime, whether on our service or on those of third parties;

- the inaccessibility of our service due to third-party actions;

- changes in measurement of our metrics;

- costs associated with the technical infrastructure used to operate our business, including hosting services;

- fluctuations in the amount of share-based compensation expense;

- fluctuations, caused by stock price volatility, in the amount we spend to fund tax withholding and remittance obligations related to the vesting and settlement of restricted stock units ("RSUs") as we continue to net settle such RSUs; and

- our ability to anticipate and adapt to the changing internet business or macroeconomic conditions; and the other risks and uncertainties described in this Annual Report on Form 10-K.

User metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics could harm our business, revenue and financial results.

We regularly review metrics, including the number of our active users and other measures to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we currently believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our products are used across large populations globally. Our metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies. In the past, we have relied on other metrics that measure different activities, such as saving a Pin, clicking, searching and other activities, as indicators of user growth and engagement. We have in the past implemented, and may from time to time in the future implement, new methodologies for calculating these metrics, which may result in the metrics changing or decreasing from prior periods or not being comparable to prior periods. For example, in the first quarter of 2022, we updated the presentation of our key metrics by presenting U.S. and Canada, Europe and Rest of World separately. For comparability, we are providing revenue, MAUs and ARPU data from the first quarter of 2020 to the fourth quarter of 2021 on the same basis. Our metrics may also differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology or data used.

Our MAU metrics may also be impacted by our information quality efforts, which are our overall efforts to reduce malicious activity on our platform, including false, spam and malicious automation accounts in existence on our platform. We make efforts to regularly deactivate false, spam and malicious automation accounts that violate our terms of service, and exclude these users from the calculation of our MAU metrics; however, we will not succeed in identifying and removing all false, spam and malicious accounts from our platform. We are continually seeking to improve our ability to estimate the total number of false, spam or malicious accounts and we intend to continue to make such improvements, but there is no guarantee as to the accuracy of these estimates. In addition, users are not prohibited from having more than one account on our platform, and we treat multiple accounts held by a single person as multiple users for purposes of calculating our active users.

In addition, some of our user demographic data may be incomplete or inaccurate. For example, because users self-report their date of birth, our age-demographic data may differ from users' actual ages, or be unavailable. We receive age-demographic data for a portion of those users from other third-party accounts that users chose to authenticate with on our platform, such as Facebook and Google, but there can be no assurance that those platforms will continue to give us permission to access that data or that the data we receive from those third parties is accurate. In addition, our data regarding the geographic location of users and revenue by user geography is estimated based on a number of factors, which may not always accurately reflect the actual location and may be different depending on the metric we are calculating. If our metrics provide us with incorrect or incomplete information about users and their behavior, we may make inaccurate conclusions about our business.

If we are unable to obtain additional financing, if needed, or if we default on our credit obligations, our operations may be interrupted and our business, revenue and financial results could be harmed.

We may require additional financing to maintain and grow our business. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance, investor demand and the condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our existing stockholders may experience dilution. If our access to capital is restricted or our borrowing costs increase as a result of developments in financial markets, our operations and financial condition could be adversely impacted.

Our revolving credit facility provides our lenders with a first-priority lien against substantially all of our domestic assets, as well as certain domestic intellectual property, and contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our results of operations. It contains a number of covenants that limit our ability and our subsidiaries' ability to, among other things, incur additional indebtedness, pay dividends, make redemptions and repurchases of stock, make investments, loans and acquisitions, incur liens, engage in transactions with affiliates, merge or consolidate with other companies, sell material businesses or assets, or license or transfer certain of our intellectual property. In addition, we are also required to maintain a minimum consolidated leverage. Complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

If we fail to comply with the covenants under the revolving credit facility, lenders would have a right to, among other things, terminate the commitments to provide additional loans under the facility, enforce any liens on collateral securing the obligations under the facility, declare all outstanding loans and accrued interest and fees to be due and payable and require us to post cash collateral to be held as security for any reimbursement obligations in respect of any outstanding letters of credit issued under the facility. If any remedies under the facility were exercised, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could immediately materially and adversely affect our business, cash flows, operations and financial condition. Even if we were able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us.

Additionally, our revolving credit facility utilizes SOFR or various alternative methods set forth in our revolving credit facility to calculate the amount of accrued interest on any borrowings. If a published U.S. dollar SOFR is unavailable, the interest rates on our debt indexed to SOFR will be determined using one of the alternative methods, any of which could, if the revolver is drawn, result in interest obligations that are more than the current form, which could have a material adverse effect on our financing costs.

We may have greater than anticipated tax liabilities, which could harm our business, revenue and financial results.

We operate in a number of tax jurisdictions globally, including in the United States at the federal, state and local levels, and in many other countries, and plan to continue to expand the scale of our operations in the future. Thus, we are subject to review and potential audit by a number of U.S. federal, state, local and non-U.S. tax authorities. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. Further, tax authorities may disagree with tax positions we take and challenge our tax positions. Successful unilateral or multi-jurisdictional actions by various tax authorities, including in the context of our current or future corporate operating structure and third-party and intercompany arrangements (including transfer pricing and the manner in which we develop, value and use our intellectual property), may increase our worldwide effective tax rate, result in additional taxes or other costs or have other material consequences, which could harm our business and financial results. In December 2019, we completed an intra-entity asset transfer of certain of our intellectual property rights to our Irish subsidiary, which resulted in an increase in foreign deferred tax assets. We cannot be certain that this transfer will not lead to any unanticipated tax consequences which could harm our financial results.

Although we do not currently incur significant tax costs due to our history of operating losses, our tax liabilities may increase if our profitability increases in the future. In addition, our effective tax rate may change from year to year based on changes in the mix of activities and income allocated or earned among various jurisdictions, tax laws and the applicable tax rates in these jurisdictions (including future tax laws that may become material), tax treaties between countries, our eligibility for benefits under those tax treaties and the valuation of deferred tax assets and liabilities. Such changes could result in an increase in the effective tax rate applicable to all or a portion of our income, which would negatively affect our financial results.

Our ability to use or benefit from our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2023, we had federal, California and other state net operating loss carryforwards of $2,914.6 million, $555.0 million and $1,387.5 million, respectively. Our federal carryforwards do not expire. If not utilized, our California and other state carryforwards will begin to expire in 2028 and 2026, respectively. Utilization of our net operating loss carryforwards and other tax attributes, such as research and development tax credits, may be subject to annual limitations, or could be subject to other limitations on utilization or benefit due to the ownership change limitations provided by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), and other similar provisions. Further, the Tax Act changed the federal rules governing net operating loss carryforwards. For net operating loss carryforwards arising in tax years beginning after December 31, 2017, the Tax Act limits a taxpayer's ability to utilize such carryforwards to 80% of taxable income. In addition, net operating loss carryforwards arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but carryback is generally prohibited. Net operating loss carryforwards generated before January 1, 2018 will not be subject to the Tax Act's taxable income limitation and will continue to have a twenty-year carryforward period. Nevertheless, our net operating loss carryforwards and other tax assets could expire before utilization and could be subject to limitations, which could harm our business and financial results.

Adverse global economic and financial conditions could harm our business and financial condition.

Adverse global economic and financial events, such as the epidemics, pandemics and other public health emergencies, Russia's invasion of Ukraine, the war in the Middle East, recession or fears of recession, inflation, fluctuation in foreign exchange rate, supply chain issues, and inventory and labor shortages, have caused, and could in the future, continue to cause disruptions and volatility in global financial markets. Such conditions have resulted in or may result in, among other things, an adverse impact on the ability and willingness of companies to spend on advertising, volatility in our stock price, and an adverse impact on the financial condition of the institutions with whom we hold deposits or the credit quality of the issuers of our cash equivalents and marketable securities. In addition, since the majority of our revenue is derived from advertisers within the U.S., economic conditions in the U.S. have a greater impact on us. We may not perform well in adverse macroeconomic conditions and they could negatively impact our business and financial condition.

Our financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could impact our revenue and financial results and could affect the reporting of transactions completed before the announcement of a change.

We cannot guarantee that our stock repurchase program will be fully consummated or that it will enhance long-term stockholder value.

Although our board of directors has authorized a stock repurchase program, the program does not require us to repurchase any specific dollar amount or to acquire any specific number of shares of our Class A common stock. We cannot guarantee that the program will be fully consummated or that it will enhance long-term stockholder value. The program could also affect the trading price of our stock and increase volatility, and any announcement of a termination or change of this program may result in a decrease in the trading price of our stock. In addition, any purchases made under this program would diminish our cash reserves.

Risks related to ownership of our Class A common stock

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of our initial public offering ("IPO"), including our co-founders, executive officers, employees and directors, their affiliates, and all of our other pre-IPO stockholders (including those unaffiliated with any of our co-founders, executive officers, employees or directors). This will limit or preclude your ability to influence corporate matters.

Our Class B common stock has twenty votes per share, and our Class A common stock has one vote per share. Because of the 20-to-1 voting ratio between our Class B and Class A common stock, the holders of our outstanding Class B hold approximately 74.5% of the voting power of our outstanding capital stock as of December 31, 2023. Because the holders of our Class B common stock hold in the aggregate significantly more than a majority of the combined voting power of our capital stock, such holders (which include our pre-IPO stockholders who have not converted their Class B common stock to Class A common stock, including those holders unaffiliated with any of our executive officers, employees or directors) control all matters submitted to our stockholders for approval. The holders of Class B common stock will no longer hold in the aggregate over 50% of the voting power of our outstanding capital stock once the Class B common stock represents in the aggregate less than approximately 4.76% of our outstanding capital stock.

As a result, for the foreseeable future, holders of our Class B common stock could have significant influence over the management and affairs of our company and over the outcome of all matters submitted to our stockholders for approval, including the election of directors and significant corporate transactions, such as a merger, consolidation or sale of substantially all of our assets, even though their stock holdings were to represent in the aggregate less than 50% of the outstanding shares of our capital stock. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. These holders of our Class B common stock may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This control may adversely affect the trading price of our Class A common stock. Despite no longer being employed by us, Paul Sciarra and Benjamin Silbermann, two of our co-founders, remain able to exercise significant voting power.

Transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, except certain transfers to entities, including certain charities and foundations, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our amended and restated certificate of incorporation. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock on (i) the seven-year anniversary of the closing date of our IPO, except with respect to shares of Class B common stock held by any holder that continues to beneficially own at least 50% of the number of shares of Class B common stock that such holder beneficially owned immediately prior to completion of our IPO, and (ii) a date that is between 90 to 540 days, as determined by the board of directors, after the death or permanent incapacity of Mr. Silbermann. Conversions of Class B common stock to Class A common stock have already had and will continue to have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.

Our dual class structure may depress the trading price of our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have restrictions on including companies with multiple-class share structures in certain of their indexes. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock may cause stockholder advisory firms to publish negative commentary about our corporate governance practices, recommend that stockholders vote against certain company annual stockholder meeting proposals or otherwise seek to cause us to change our capital structure. Any such exclusion from indices or any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could adversely affect the value and trading market of our Class A common stock.

An active trading market for our Class A common stock may not be sustained.

Our Class A common is listed on the NYSE under the symbol "PINS." However, we cannot assure you that an active trading market for our Class A common stock will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our Class A common stock will be maintained, the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired or the prices that you may obtain for your shares.

The trading price of our Class A common stock has been and may continue to be volatile, and you could lose all or part of your investment.

The trading price of our Class A common stock has been, and is likely to continue to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock since you might be unable to sell your shares at or above the price you paid. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:

- price and volume fluctuations in the overall stock market from time to time;

- volatility in the trading prices and trading volumes of technology stocks;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- sales, or anticipated sales, of shares of our Class A common stock by us or our stockholders, including when stockholders sell shares of our Class A common stock into the market to cover taxes due upon the settlement of RSUs or the exercise of stock options, or conversions, or anticipated conversions, of a substantial number of shares of our Class B common stock by our stockholders;

- actions and investment positions taken by institutional and other stockholders, including activist investors;

- failure by industry or securities analysts to maintain coverage of us, downgrade of our Class A common stock by analysts or provision of a more favorable recommendation of our competitors;

- failure by analysts to regularly publish research reports or the publication of an unfavorable or inaccurate report about our business;

- changes by external analysts to their financial and operating estimates for our company or our performance relative to third parties' estimates or the expectations;

- forward-looking financial or operating information or financial projections we may provide to the public, any changes in that information or projections or our failure to meet projections;

- any indebtedness we may incur in the future;

- whether investors or securities analysts view our stock structure unfavorably, particularly our dual class structure and the significant voting control of holders of our Class B common stock;

- announcements by us or our competitors of new products, features, services, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

- announcements by us or estimates by third parties of actual or anticipated changes in the size of our user base or level of engagement, or those of our competitors;

- the public's perception of the quality and accuracy of our key metrics on our user base and engagement;

- the public's reaction to our press releases, other public announcements and filings with the SEC;

- rumors and market speculation involving us or other companies in our industry;

- actual or anticipated fluctuations in our user growth, retention, engagement, revenue or other operating results;

- actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;

- litigation involving us, our industry, or both, or investigations by regulators and other third parties into our operations or those of our competitors;

- developments or disputes concerning our intellectual property or other proprietary rights;

- developments or disputes concerning our culture or other diversity, equity and inclusion practices and initiatives;

- announced or completed acquisitions of businesses, products, services or technologies by us or our competitors;

- existing, new and evolving regulations, both in the U.S. and internationally;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- any significant changes in our management;

- stakeholder dissatisfaction if we are unable to meet stakeholders' expectations and requirements or our publicly announced goals around environmentally friendly, ethical, socially conscious, and sustainable business practices or disclosures;

- adoption and trading under a stock repurchase program;

- if we are unable to address any workplace culture related issues (including to meet the goals we set in our Inclusion and Diversity Report that we publish periodically);

- macroeconomic events that are beyond our control; and

- general economic conditions and slow or negative growth of our markets.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies, including ours, have fluctuated in a manner that may be unrelated or disproportionate to the financial performance of such companies. Following periods of volatility in the overall market and the market price of a particular company's securities, securities class action and derivative litigation has often been instituted against these companies, including against us. Such litigation could result in substantial costs and a diversion of our management's attention and resources. Further, when our revenue, users or other operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our Class A common stock has declined and could likely decline in the future.

Future offerings of debt or equity securities by us or existing stockholders may adversely affect the market price of our Class A common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional capital stock or offering debt or other securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could also require substantial additional capital in excess of cash from operations.

Issuing additional shares of capital stock or other securities, including securities convertible into equity, may dilute the economic and voting rights of our existing stockholders, reduce the market price of our Class A common stock or both. Upon liquidation, holders of debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. In addition, the large number of shares of our common stock eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our Class A common stock. The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market, and the perception that these sales could occur may also depress the market price of our Class A common stock. As a result, holders of our Class A common stock bear the risk that our future offerings or future sales of shares may reduce the market price of our Class A common stock and dilute their stockholdings in our company.

Additional stock issuances, including in connection with settlement of equity awards, could result in significant dilution to our stockholders.

Form 10-K

Future issuances of shares of our Class A common stock or the conversion of a substantial number of shares of our Class B common stock to Class A common stock, or the perception that these sales or conversions may occur, could depress the market price of our Class A common stock and result in significant dilution for holders of our Class A common stock. We currently have Class B common stock that may be issued upon exercise of outstanding stock options or upon settlement of outstanding RSUs, shares of Class A common stock that may be issued upon settlement of outstanding RSUs or outstanding restricted stock awards ("RSAs"). For more information, see "Notes to Financial Statements". As of December 31, 2023, we had 5,870,385,588 shares of authorized but unissued Class A common stock that are currently not reserved for issuance under our equity incentive plans or charitable giving program. We may issue all of these shares of Class A common stock without any action or approval by our stockholders, subject to certain exceptions. We also intend to continue to evaluate acquisition opportunities and may issue Class A common stock or other securities in connection with these acquisitions. Any common stock issued in connection with our equity incentive plans, acquisitions, the exercise of outstanding stock options, settlement of RSUs and RSAs or otherwise would dilute the percentage ownership held by our Class A common stockholders.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law (the "DGCL") may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

- our dual class common stock structure, which provides our holders of Class B common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding common stock;

- our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;

- certain amendments to our amended and restated certificate of incorporation will require the approval of $66\frac{2}{3}$% of the then-outstanding voting power of our capital stock;

- approval of $66\frac{2}{3}$% of the then-outstanding voting power of our capital stock, voting as a single class, is required for stockholders to amend or adopt any provision of our bylaws;

- our stockholders can take action only at a meeting of stockholders and not by written consent;

- vacancies on our board of directors can be filled only by our board of directors and not by stockholders;

- no provision in our amended and restated certificate of incorporation or amended and restated bylaws provides for cumulative voting, which limits the ability of minority stockholders to elect director candidates;

- only our chairman of the board of directors, our chief executive officer, our president or another officer selected by a majority of the board of directors are authorized to call a special meeting of stockholders;

- certain litigation against us can only be brought in Delaware;

- nothing in our amended and restated certificate of incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our Class A common stock;

- our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of our capital stock; and

- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated certificate of incorporation designates a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, any state or federal district court in the state of Delaware), in all cases subject to the court's having jurisdiction over indispensable parties named as defendants. Nothing in our amended and restated certificate of incorporation precludes stockholders that assert claims under the Securities Act or Exchange Act from bringing such claims in federal court, subject to applicable law.

Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. This exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum of its choosing. If a court were to find the exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid dividends on our capital stock. We currently intend to retain any future earnings, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, stockholders must rely on sales of their Class A common stock after price appreciation as the only way to realize any future gains on their investment. In addition, our revolving credit facility contains restrictions on our ability to pay dividends.

Form 10-K

Item 1B. Unresolved staff comments

None.

Item 1C. Cybersecurity

Item 1C: Cybersecurity

In the ordinary course of our business, we receive, process, use, store, and share digitally large amounts of data, including user data as well as confidential, sensitive, proprietary, and personal information. Maintaining the integrity and availability of our information technology systems and this information, as well as appropriate limitations on access and confidentiality of such information, is important to our operations and business strategy. To this end, we have implemented a program designed to assess, identify, and manage risks from potential unauthorized occurrences on or through our information technology systems that may result in adverse effects on the confidentiality, integrity, and availability of these systems and the data residing in them.

The program is managed and monitored by a dedicated security team, which is led by our Chief Security Officer and includes mechanisms, controls, technologies, systems, policies and other processes designed to prevent or mitigate data loss, theft, misuse, or other security incidents or vulnerabilities affecting the systems and data residing in them. For example, we conduct risk-based penetration and vulnerability testing and ongoing risk assessments, including due diligence on our key technology vendors and other contractors and suppliers. We also conduct employee trainings on cyber and information security, among other topics. In addition, we consult with outside advisors and experts to assist with assessing, identifying, and managing cybersecurity risks, including to anticipate future threats and trends, and their impact on the Company's risk environment.

Our Chief Security Officer, who reports directly to the Chief Technology Officer and has over 25 years of experience managing information technology and cybersecurity matters, including more than five years at Pinterest, together with our Privacy and Data Protection Team, are responsible for assessing and managing cybersecurity risks. We consider cybersecurity, along with other significant risks that we face, within our overall enterprise risk management framework. In the last fiscal year, we have not identified any prior cybersecurity incidents that have materially affected us, but we face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, "Risk Factors," under the heading "Risks related to Data, Security and Privacy."

The Board of Directors, as a whole and at the committee level, has oversight for the most significant risks facing us and for our processes to identify, prioritize, assess, manage, and mitigate those risks. The Audit and Risk Committee, which is comprised solely of independent directors, has been designated by our Board to oversee cybersecurity risks. The Audit and Risk Committee receives regular updates on cybersecurity and information technology matters and related risk exposures from our Chief Security Officer as well as other members of the senior leadership team. The Board also receives periodic updates from management and the Audit and Risk Committee on cybersecurity risks.

Item 2. Properties

Facilities

Our corporate headquarters is located in San Francisco, California, where we occupy approximately 120,000 square feet of leased office space, excluding leases we have ceased to use. As of December 31, 2023, we maintained offices in various locations in the United States and internationally totaling approximately 506,000 square feet. We believe that our facilities are sufficient for our existing needs.

Item 3. Legal proceedings

We are currently involved in, and may in the future be involved in, actual and threatened legal proceedings, claims, investigations and government inquiries arising in the ordinary course of our business, including legal proceedings, claims, investigations and government inquiries involving intellectual property, data privacy and data protection, privacy and other torts, illegal or objectionable content, consumer protection, securities, corporate governance, employment, workplace culture, contractual rights, civil rights infringement, false or misleading advertising, or other legal claims relating to content or information that is provided to us or published or made available on our service. This risk is enhanced in certain jurisdictions outside of the United States where our protection from liability for content published on our platform by third parties may be unclear and where we may be less protected under local laws than we are in the United States.

For information on certain litigation we are involved in, see "Legal Matters" in Note 7 of the accompanying notes to our consolidated financial statements, which is incorporated herein by reference.

Although the results of the actual and threatened legal proceedings, claims, investigations and government inquiries in which we currently are involved cannot be predicted with certainty, we do not believe that there is a reasonable possibility that the final outcome of these matters will have a material adverse effect on our business or financial results. Regardless of the final outcome, however, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, harm to our reputation and brand, and other factors.

Item 4 - Mine safety disclosures

Not applicable.

Part II

Item 5. Market for registrant's common equity, related stockholder matters and issuer purchases of equity securities

Market information for common stock

Our Class A common stock, par value $0.00001 per share, is listed on the New York Stock Exchange, under the symbol "PINS" and began trading on April 18, 2019. Prior to that date, there was no public trading market for our Class A common stock. There is no public trading market for our Class B common stock, par value $0.00001 per share.

Holders of record

As of February 2, 2024, there were 130 stockholders of record of our Class A common stock and 49 stockholders of record of our Class B common stock. The actual number of holders of our Class A and Class B common stock is greater than the number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers or other nominees. The number of holders of record presented here also does not include stockholders whose shares may be held in trust by other entities.

Dividend policy

We have never declared or paid dividends on our capital stock and do not intend to pay any dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on then existing conditions, including our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. In addition, the terms of our revolving credit facility place certain limitations on the amount of dividends we can pay, even if no amounts are currently outstanding.

Purchases of equity securities by issuer

The following table shows information about our purchases of equity securities that are registered pursuant to Section 12 of the Securities Exchange Act of 1934 for the three months ended December 31, 2023:

Period	Total number of shares purchased [1]	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under publicly announced plans or programs
October 1 - October 31, 2023	28,976	$ 25.96	—	—
November 1 - November 30, 2023	17,942	$ 32.13	—	—
December 1 - December 31, 2023	87,425	$ 37.12	—	—
Total	134,343		—	—

[1] We withheld shares from employees to satisfy tax withholding obligations on release of restricted stock awards. The value of the common stock was based on the closing price of our Class A common stock on the vesting date.

On September 16, 2023, our board of directors authorized a new stock repurchase program of up to $1.0 billion of our Class A common stock. Under the stock repurchase program, we are authorized to repurchase, from time-to-time, shares of our Class A common stock through open market purchases, in privately negotiated transactions or in such other manner as permitted by securities law and as determined by management at such time and in such amounts as management may decide. The program does not obligate us to repurchase any specific number of shares and may be modified, suspended or discontinued at any time. The timing, manner, price and amount of any repurchases are determined by management in its discretion and depend on a variety of factors, including legal requirements, price and economic and market conditions. As of December 31, 2023, $1.0 billion remains available for repurchases under the stock repurchase program.

Stock performance graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Pinterest, Inc. under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph shows a comparison of the cumulative total return for our Class A common stock, the Standard & Poor's 500 Stock Index (S&P 500 Index) and the Dow Jones Internet Composite Index (DJINET Composite Index). An investment of $100 and reinvestment of all dividends is assumed to have been made in our Class A common stock and in each index on April 18, 2019, the date our Class A common stock began trading on the NYSE, and its relative performance is tracked through December 31, 2023. The graph uses the closing market price on April 18, 2019 of $24.40 per share as the initial value of our common stock. The stock price performance of the following graph is not necessarily indicative of future stock price performance.



Item 6. [Reserved]

Not applicable.

Item 7. Management's discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from these forward-looking statements as a result of many factors, including those discussed in "Risk Factors" and "Note About Forward-Looking Statements" included elsewhere in this Annual Report on Form 10-K.

A discussion regarding our financial condition and results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 is presented below. A discussion regarding our financial condition and results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021 is included under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2022.

Overview of 2023 results

Our key financial and operating results as of and for the year ended December 31, 2023 are as follows:

- Revenue was $3,055.1 million, an increase of 9% compared to 2022.

- Monthly active users ("MAUs") were 498 million, an increase of 11% compared to December 31, 2022.

- Share-based compensation expense was $647.9 million, an increase of $150.7 million compared to 2022.

- Total costs and expenses were $3,180.7 million, including $126.9 million of restructuring charges .

- Loss from operations was $125.7 million.

- Net loss was $35.6 million.

- Adjusted EBITDA was $683.5 million.

- Cash, cash equivalents and marketable securities were $2,511.1 million.

- Headcount was 4,014.

Macroeconomic conditions, such as inflation, supply chain issues, changes in foreign currency exchange rates, competition from other platforms and other risks and uncertainties have impacted, and all or some of these factors may continue to impact, advertiser demand, user growth, user engagement, and our business, operations and financial results. See "Risk Factors" and "Note About Forward-Looking Statements" for additional details.

Restructuring

In March 2023, we initiated a restructuring plan (the "Plan") intended to support our corporate strategy, improve efficiency and position our business in light of the ongoing macroeconomic environment. This included a workforce reduction of approximately 4% and a plan to sublease or abandon certain leased office spaces. The Plan was completed in the third quarter of 2023.

Refer to Note 13 to our consolidated financial statements for further information on our restructuring charges.

Trends in user metrics

Monthly Active Users. We define a MAU as an authenticated Pinterest user who visits our website, opens our mobile application or interacts with Pinterest through one of our browser or site extensions, such as the Save button, at least once during the 30-day period ending on the date of measurement. The number of MAUs does not include Shuffles users unless they would otherwise qualify as MAUs. We present MAUs based on the number of MAUs measured on the last day of the current period. We calculate average MAUs based on the average of the number of MAUs measured on the last day of the current period and the last day prior to the beginning of the current period. MAUs are the primary metric by which we measure the scale of our active user base.

Quarterly monthly active users (in millions)

Global





Note: U.S. and Canada, Europe and Rest of World may not sum to Global due to rounding. Europe includes Russia and Turkey for our reporting of Revenue, MAUs and ARPU by geographic region.

A portion of our MAUs visit Pinterest on a weekly basis. We define a weekly active user ("WAU") as an authenticated Pinterest user who visits our website, opens our mobile application or interacts with Pinterest through one of our browser or site extensions, such as the Save button, at least once during the seven-day period ending on the date of measurement. As of December 31, 2023, the proportion of WAUs to MAUs, which has stayed relatively consistent over time, was 61%.

As of December 31, 2023, global MAUs increased compared to December 31, 2022 primarily due to our investments in relevance and personalization beginning in the second quarter of 2022.

Trends in monetization metrics

Revenue. We calculate revenue by user geography based on our estimate of the geographic location of our users when they perform a revenue-generating activity. The geography of our users affects our revenue and financial results because we currently only monetize certain countries and currencies and because we monetize different geographies at different average rates. Our revenue in U.S. and Canada and, to a lesser extent, Europe is higher primarily due to the relative size and maturity of the digital advertising markets in these geographies.

Quarterly revenue
(in millions)





Note: Revenue by geography in the charts above is geographically apportioned based on our estimate of users' geographic location when they perform a revenue-generating activity. This allocation differs from our disclosure of revenue disaggregated by geography in the notes to our consolidated financial statements where revenue is geographically apportioned based on our customers' billing addresses. U.S. and Canada, Europe and Rest of World may not sum to Global and quarterly amounts may not sum to annual due to rounding.

Average Revenue per User ("ARPU"). We measure monetization of our platform through our ARPU metric. We define ARPU as our total revenue in a given geography during a period divided by average MAUs in that geography during the period. We calculate ARPU by geography based on our estimate of the geography in which revenue- generating activities occur. We present ARPU on a U.S. and Canada, Europe and Rest of World basis because we currently monetize users in different geographies at different average rates. Our ARPU in U.S. and Canada and, to a lesser extent, Europe is higher primarily due to the relative size and maturity of the digital advertising markets in these geographies.

Quarterly average revenue per user

Global





For the year ended December 31, 2023, global ARPU was $6.44, which represents an increase of 1% compared to the year ended December 31, 2022. For the year ended December 31, 2023, U.S. and Canada ARPU was $25.52, an increase of 5%, Europe ARPU was $3.73, an increase of 15%, and Rest of World ARPU was $0.50, an increase of 17% compared to the year ended December 31, 2022.

We use MAUs and ARPU to assess the growth and health of the overall business and believe that these metrics best reflect our ability to attract, retain, engage and monetize our users, and thereby drive revenue.

Non-GAAP financial measure

To supplement our consolidated financial statements presented in accordance with GAAP, we consider Adjusted EBITDA, a financial measure which is not based on any standardized methodology prescribed by GAAP.

We define Adjusted EBITDA as net income (loss) adjusted to exclude depreciation and amortization expense, share-based compensation expense, interest income (expense), net, other income (expense), net, provision for income taxes, restructuring charges and non-cash charitable contributions.

We use Adjusted EBITDA to evaluate our operating results and for financial and operational decision-making purposes. We believe Adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the income and expenses that it excludes. We also believe Adjusted EBITDA provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects, and allows for greater transparency with respect to key metrics we use for financial and operational decision-making. We are presenting Adjusted EBITDA to assist investors in seeing our operating results through the eyes of management and because we believe that this measure provides an additional tool for investors to use in comparing our core business operating results over multiple periods with other companies in our industry. However, our definition of Adjusted EBITDA may not be the same as similarly titled measures used by other companies.

Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA rather than net income (loss), the nearest GAAP equivalent. For example, Adjusted EBITDA excludes:

- certain recurring, non-cash charges such as depreciation of fixed assets and amortization of acquired intangible assets, although these assets may have to be replaced in the future; and
- share-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense and an important part of our compensation strategy.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income (loss) and our other financial results presented in accordance with GAAP. The following table presents a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA (in thousands):

| | Year Ended December 31, | | |
	2023	2022	2021
Net income (loss)	$ (35,610)	$ (96,047)	$ 316,438
Depreciation and amortization	21,509	46,489	27,500
Share-based compensation	647,860	497,123	415,382
Interest (income) expense, net	(105,439)	(30,235)	(3,075)
Other (income) expense, net	(3,799)	14,502	8,291
Provision for income taxes	19,170	10,103	4,533
Restructuring charges	126,882	—	—
Non-cash charitable contributions	12,890	—	45,300
Adjusted EBITDA	$ 683,463	$ 441,935	$ 814,369

Components of results of operations

Revenue. We generate revenue by delivering ads on our website and mobile application. Advertisers purchase ads directly with us or through their relationships with advertising agencies. We recognize revenue only after transferring control of promised goods or services to customers, which occurs when a user clicks on an ad contracted on a cost per click ("CPC") basis, views an ad contracted on a cost per thousand impressions ("CPM") basis or cost per day ("CPD") basis or views a video ad contracted on a cost per view ("CPV") basis. We recognize revenue over the service period for ads contracted on a CPD basis, which do not contain minimum impression guarantees.

Cost of Revenue. Cost of revenue consists primarily of expenses associated with the delivery of our service, including the cost of hosting our website and mobile application. Cost of revenue also includes personnel-related expense, including salaries, benefits and share-based compensation for employees on our operations teams, payments associated with partner arrangements, credit card and other transaction processing fees, amortization of acquired intangible assets and allocated facilities and other supporting overhead costs.

Research and development. Research and development consists primarily of personnel-related expense, including salaries, benefits and share-based compensation for our engineers and other employees engaged in the research and development of our products, and allocated facilities and other supporting overhead costs.

Sales and marketing. Sales and marketing consists primarily of personnel-related expense, including salaries, commissions, benefits and share-based compensation for our employees engaged in sales, sales support, marketing, and customer service functions, advertising and promotional expenditures, professional services, amortization of acquired intangible assets and allocated facilities and other supporting overhead costs. Our marketing efforts also include user- and advertiser-focused marketing expenditures.

General and administrative. General and administrative consists primarily of personnel-related expense, including salaries, benefits and share-based compensation for our employees engaged in finance, legal, human resources and other administrative functions, professional services, including outside legal and accounting services, charitable contributions and allocated facilities and other supporting overhead costs.

Interest and other income (expense), net. Interest and other income (expense), net consists primarily of interest earned on our cash equivalents and marketable securities and foreign currency exchange gains and losses.

Provision for income taxes. Provision for income taxes consists primarily of income taxes in foreign jurisdictions and U.S. federal and state income taxes.

Adjusted EBITDA. We define Adjusted EBITDA as net income (loss) adjusted to exclude depreciation and amortization expense, share-based compensation expense, interest income (expense), net, other income (expense), net, provision for income taxes, restructuring charges and non-cash charitable contributions. See "Non-GAAP Financial Measure" for more information and for a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

Form 10-K

Results of operations

The following tables set forth our consolidated statements of operations data (in thousands):

		Year Ended December 31,				
		2023		2022		2021
Revenue	$	3,055,071	$	2,802,574	$	2,578,027
Costs and expenses [1]:						
Cost of revenue		688,760		678,597		529,320
Research and development		1,068,416		948,980		780,264
Sales and marketing		911,166		933,133		641,279
General and administrative		512,407		343,541		300,977
Total costs and expenses		3,180,749		2,904,251		2,251,840
Income (loss) from operations		(125,678)		(101,677)		326,187
Interest income (expense), net		105,439		30,235		3,075
Other income (expense), net		3,799		(14,502)		(8,291)
Income (loss) before provision for income taxes		(16,440)		(85,944)		320,971
Provision for income taxes		19,170		10,103		4,533
Net income (loss)	$	(35,610)	$	(96,047)	$	316,438
Adjusted EBITDA [2]	$	683,463	$	441,935	$	814,369

[1] Includes share-based compensation expense as follows (in thousands):

		Year Ended December 31,				
		2023		2022		2021
Cost of revenue	$	11,117	$	7,629	$	7,438
Research and development		422,964		324,161		309,715
Sales and marketing		96,798		99,467		52,691
General and administrative		116,981		65,866		45,538
Total share-based compensation	$	647,860	$	497,123	$	415,382

[2] See "Non-GAAP Financial Measure" for more information and for a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

The following table sets forth our consolidated statements of operations data (as a percentage of revenue):

	Year Ended December 31,		
	2023	2022	2021
Revenue	100%	100%	100%
Costs and expenses:			
Cost of revenue	23	24	21
Research and development	35	34	30
Sales and marketing	30	33	25
General and administrative	17	12	12
Total costs and expenses	104	104	87
Income (loss) from operations	(4)	(4)	13
Interest income (expense), net	3	1	—
Other income (expense), net	—	(1)	—
Income (loss) before provision for income taxes	(1)	(3)	12
Provision for income taxes	1	—	—
Net income (loss)	(1%)	(3%)	12%

Years Ended December 31, 2023 and 2022

Revenue

	Year Ended December 31,		% change
	2023	**2022**	
	(in thousands)		
Revenue	$ 3,055,071	$ 2,802,574	9%

Revenue for the year ended December 31, 2023 increased by $252.5 million compared to the year ended December 31, 2022 primarily due to growth in demand from our awareness and conversion objectives. Revenue growth was driven by an 8% increase in average MAUs and a 1% increase in ARPU for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The number of advertisements served increased by 31% while the price of advertisements decreased by 17% as compared to the year ended December 31, 2022.

For the year ended December 31, 2023 compared to the year ended December 31, 2022, revenue based on our estimate of the geographic location of our users increased by 6% in the U.S. and Canada to $2,447.3 million, Europe revenue increased by 21% to $483.4 million and Rest of World revenue increased by 31% to $124.4 million.

Cost of revenue

	Year Ended December 31,		% change
	2023	**2022**	
	(in thousands)		
Cost of revenue	$ 688,760	$ 678,597	1%
Percentage of revenue	23%	24%	

Cost of revenue for the year ended December 31, 2023 increased by $10.2 million compared to the year ended December 31, 2022. The increase was primarily due to higher absolute hosting costs due to higher compute utilization offset by infrastructure efficiency initiatives.

Research and development

	Year Ended December 31,		% change
	2023	**2022**	
	(in thousands)		
Research and development	$ 1,068,416	$ 948,980	13%
Percentage of revenue	35%	34%	

Research and development for the year ended December 31, 2023 increased by $119.4 million compared to the year ended December 31, 2022. The increase was primarily due to a $98.8 million increase in share-based compensation expense and a 13% increase in personnel expenses, partially offset by a $17.1 million decrease in allocated facilities costs and lower outsourced services costs.

Sales and marketing

	Year Ended December 31,		% change
	2023	2022	
	(in thousands)		
Sales and marketing	$ 911,166	$ 933,133	(2%)
Percentage of revenue	30%	33%	

Sales and marketing for the year ended December 31, 2023 decreased by $22.0 million compared to the year ended December 31, 2022. The decrease was primarily due to a $21.4 million decrease in marketing expenses, a $15.0 million decrease in amortization of acquired intangible assets, and an $11.1 million decrease due to severance and related payments resulting from the departure of certain key employee of The Yes Platform, Inc. ("The Yes") in 2022, offset by a $17.0 million increase in outsourced services costs and a 1% increase in personnel expenses.

General and administrative

	Year Ended December 31,		% change
	2023	2022	
	(in thousands)		
General and administrative	$ 512,407	$ 343,541	49%
Percentage of revenue	17%	12%	

General and administrative for the year ended December 31, 2023 increased by $168.9 million compared to the year ended December 31, 2022. The increase was primarily due to $119.4 million of restructuring charges, a $51.1 million increase in share-based compensation expense, $12.9 million in non-cash charitable contributions and a 8% increase in personnel expenses, offset by lower allocated facilities costs.

Other income (expense), net

	Year Ended December 31,		% change
	2023	2022	
	(in thousands)		
Interest income (expense), net	$ 105,439	$ 30,235	249%
Other income (expense), net	3,799	(14,502)	126%
Interest and other income (expense), net	$ 109,238	$ 15,733	594%

Interest and other income (expense), net for the year ended December 31, 2023 increased by $93.5 million compared to the year ended December 31, 2022, primarily due to higher returns on our marketable securities as a result of higher interest rates and foreign currency exchange gains.

Provision for income taxes

	Year Ended December 31,		% change
	2023	2022	
	(in thousands)		
Provision for income taxes	$ 19,170	$ 10,103	90%

Provision for income taxes was primarily due to income generated in U.S. federal, state and certain foreign jurisdictions, and includes the effects of the capitalization and amortization of research and development expenses as required by the 2017 Tax Cuts and Jobs Act, for each of the periods presented.

Net income (loss) and adjusted EBITDA

	Year Ended December 31,		% change
	2023	**2022**	
	(in thousands)		
Net income (loss)	$ (35,610)	$ (96,047)	63%
Adjusted EBITDA	$ 683,463	$ 441,935	55%

Net income (loss) for the year ended December 31, 2023 was $(35.6) million, as compared to $(96.0) million for the year ended December 31, 2022. Adjusted EBITDA was $683.5 million for the year ended December 31, 2023, as compared to $441.9 million for the year ended December 31, 2022, due to the factors described above. See "Non-GAAP Financial Measure" for more information and for a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

Liquidity and capital resources

We finance our operations primarily through payments received from our customers. Our primary uses of cash are personnel-related costs and the cost of hosting our website and mobile application. As of December 31, 2023, we had $2,511.1 million in cash, cash equivalents and marketable securities. Our cash equivalents and marketable securities are primarily invested in short-duration fixed income securities, including government and investment-grade corporate debt securities and money market funds. As of December 31, 2023, $130.1 million of our cash and cash equivalents was held by our foreign subsidiaries.

In October 2022, we replaced the $500.0 million revolving credit facility entered into in November 2018 with an amended and restated five-year $400.0 million revolving credit facility (the "2022 revolving credit facility") that contained an accordion option which, if exercised, would allow us to increase the aggregate commitments by up to $405.0 million provided we are able to secure additional lender commitments and satisfy certain other conditions.

In October 2023, we amended the 2022 revolving credit facility to increase our aggregate commitment to $500.0 million and reduce our accordion option from $405.0 million to $305.0 million. Interest on any borrowings under the 2022 revolving credit facility accrues at either an adjusted term Secured Overnight Financing Rate ("SOFR") plus 0.10% and a margin of 1.50% or at an alternative base rate plus a margin of 0.50%, at our election, and we are required to pay an annual commitment fee that accrues at 0.15% per annum on the unused portion of the aggregate commitments under the 2022 revolving credit facility.

The 2022 revolving credit facility also allows us to issue letters of credit, which reduce the amount we can borrow. We are required to pay a fee that accrues at 0.125% per annum on the average aggregate daily maximum amount available to be drawn under any outstanding letters of credit.

The 2022 revolving credit facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict our ability to incur indebtedness, grant liens, make distributions to holders of our stock or the stock of our subsidiaries, make investments or engage in transactions with our affiliates. The 2022 revolving credit facility also contains a financial maintenance covenant: a maximum net leverage ratio of consolidated debt to consolidated EBITDA no greater than 3.50 to 1.00, subject to an increase up to 4.00 to 1.00 for a certain period following an acquisition. The obligations under the 2022 revolving credit facility are secured by liens on substantially all of our domestic assets, including certain domestic intellectual property assets.

Our total borrowing capacity under the revolving credit facility is $500.0 million as of December 31, 2023. We have not issued any letters of credit and are in compliance with all covenants under the 2022 revolving credit facility as of December 31, 2023.

We believe our existing cash, cash equivalents and marketable securities and amounts available under the 2022 revolving credit facility will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months, though we may require additional capital resources in the future. We may elect to raise additional capital through the sale of additional equity to fund our future needs beyond the next 12 months.

Our material cash requirements include our $1,754.6 million commitment with Amazon Web Services, for which we are not subject to annual purchase commitments, and our $241.0 million of operating lease obligations, of which $42.9 million is due within the next 12 months.

On September 16, 2023, our board of directors authorized a new stock repurchase program of up to $1.0 billion of our Class A common stock. Under the stock repurchase program, we are authorized to repurchase, from time-to-time, shares of our Class A common stock through open market purchases, in privately negotiated transactions or in such other manner as permitted by securities law and as determined by management at such time and in such amounts as management may decide. The program does not obligate us to repurchase any specific number of shares and may be modified, suspended or discontinued at any time. The timing, manner, price and amount of any repurchases are determined by management in its discretion and depend on a variety of factors, including legal requirements, price and economic and market conditions. As of December 31, 2023, $1.0 billion remains available for repurchases under the stock repurchase program.

For the years ended December 31, 2023 and 2022, our net cash flows were as follows (in thousands):

	Year Ended December 31,	
	2023	**2022**
Net cash provided by (used in):		
Operating activities	$ 612,961	$ 469,202
Investing activities	$ (36,993)	$ (128,245)
Financing activities	$ (826,763)	$ (148,927)

Operating activities

Cash flows from operating activities consist of our net income (loss) adjusted for certain non-cash reconciling items, such as share-based compensation expense, depreciation and amortization, non-cash charitable contributions and changes in our operating assets and liabilities. Net cash provided by operating activities increased by $143.8 million for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to decrease in our net income (loss) after adjusting reconciling items offset by an increase in collections of accounts receivable.

Investing activities

Cash flows from investing activities consist of capital expenditures for improvements to new and existing office spaces and acquisitions of businesses. We also actively manage our operating cash and cash equivalent balances and invest excess cash in short-duration marketable securities, the sales and maturities of which we use to fund our ongoing working capital requirements. Net cash used in investing activities decreased by $91.3 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 due to the acquisition of The Yes in the second quarter of 2022, and a decrease in purchases of property and equipment and intangible assets, offset by an increase in net purchases of marketable securities.

Financing activities

Cash flows from financing activities consist of tax remittances on release of RSUs and RSAs, repurchases of our Class A common stock and proceeds from the exercise of stock options. Net cash used in financing activities increased by $677.8 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to the $500.0 million repurchase of Class A common stock during the year ended December 31, 2023, as well as our transition to net settling the tax remittances on release of RSUs and RSAs in the second quarter of 2022.

Critical accounting policies and estimates

We prepare our consolidated financial statements in accordance with GAAP. Preparing our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as related disclosures. Because these estimates and judgments may change from period to period, actual results could differ materially, which may negatively affect our financial condition or results of operations. We base our estimates and judgments on historical experience and various other assumptions that we consider reasonable, and we evaluate these estimates and judgments on an ongoing basis. We refer to such estimates and judgments, discussed further below, as critical accounting policies and estimates.

Refer to Note 1 to our consolidated financial statements for further information on our other significant accounting policies.

Revenue recognition

We generate revenue by delivering ads on our website and mobile application. We recognize revenue only after transferring control of promised goods or services to customers, which occurs when a user clicks on an ad contracted on a cost per click ("CPC") basis, views an ad contracted on a cost per thousand impressions ("CPM") or cost per day ("CPD") basis or views a video ad contracted on a cost per view ("CPV") basis. We recognize revenue over the service period for ads contracted on a CPD basis, which do not contain minimum impression guarantees. We typically bill customers on a CPC, CPM, CPV, or CPD basis, and our payment terms vary by customer type and location. The term between billing and payment due dates is not significant.

We recognize revenue only after satisfying our contractual performance obligations. We occasionally offer customers free ad inventory. When contracts with our customers contain multiple performance obligations, we allocate the overall transaction price, which is the amount of consideration to which we expect to be entitled in exchange for promised goods or services, to each of the distinct performance obligations based on their relative standalone selling prices. We generally determine standalone selling prices based on the effective price charged per contracted click, impression or view, and we do not disclose the value of unsatisfied performance obligations because the original expected duration of our contracts is generally less than one year.

Item 7A. Quantitative and qualitative disclosures about market risk

We are exposed to market risks, including changes in foreign currency exchange and interest rates, in the ordinary course of our business.

Foreign currency exchange risk

Our reporting currency is the U.S. dollar, and the functional currency of our subsidiaries is either their local currency or the U.S. dollar, depending on the circumstances. While the majority of our revenue and operating expenses are denominated in U.S. dollars, we have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar. We have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains or losses related to revaluing certain asset and liability balances denominated in currencies other than the functional currency of the subsidiaries in which they are recorded. To date, these fluctuations have not been material. We have not engaged in hedging activities relating to our foreign currency exchange risk, although we may do so in the future. We do not believe a 10% increase or decrease in the relative value of the U.S. dollar would have materially affected our consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021.

Interest rate risk

As of December 31, 2023, we held cash, cash equivalents and marketable securities of $2,511.1 million. Our cash equivalents and marketable securities primarily consist of short-duration fixed income securities, including government and investment-grade corporate debt securities and money market funds, and our investment policy is meant to preserve capital and maintain liquidity. Changes in interest rates affect the interest income we earn on our cash, cash equivalents and marketable securities and the fair value of our cash equivalents and marketable securities. A hypothetical 100 basis point increase in interest rates would have decreased the market value of our cash equivalents and marketable securities by $6.6 million and $5.2 million as of December 31, 2023 and 2022, respectively.

Item 8. Financial statements and supplementary data

Pinterest, Inc.
Index to consolidated financial statements

Form 10-K

Report of independent registered public accounting firm

To the Stockholders and the Board of Directors of Pinterest, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Pinterest, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 8, 2024, expressed an unqualified opinion thereon.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit and risk committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition

Description of the Matter

As described in Note 1 to the consolidated financial statements, the Company generates revenue by delivering ads on the Pinterest website and mobile application. Revenue is recognized after transferring control of the promised goods or services to customers, which occurs when a user clicks on an ad contracted on a cost per click basis, views an ad contracted on a cost per thousand impressions basis or views a video ad contracted on a cost per view basis.

The Company's revenue recognition process utilizes proprietary systems and tools for the initiation, processing, and recording of a high volume of individually low monetary value transactions. This process is dependent on the effective design and operation of multiple systems, processes, data sources and controls which require significant audit effort.

How We Addressed the Matter in Our Audit

With the support of our information technology professionals, we identified and tested the relevant systems and tools used for the determination of initiation and processing of advertisements and recording of revenue, which included processes and controls related to access to the relevant systems and data, changes to the relevant systems and interfaces, and configuration of the relevant systems.

To test the Company's recognition of revenue, our audit procedures included, among others, testing the completeness and accuracy of the underlying data within the Company's billing systems, and comparing revenue recognized to accounts receivables and cash receipts.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2013.

San Francisco, California
February 8, 2024

Report of independent registered public accounting firm

To the Stockholders and the Board of Directors of Pinterest, Inc.

Opinion on internal control over financial reporting

We have audited Pinterest, Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Pinterest, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 8, 2024 expressed an unqualified opinion thereon.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Francisco, California
February 8, 2024

Pinterest, Inc.
Consolidated balance sheets
(In thousands, except par value)

	December 31,	
	2023	**2022**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,361,936	$ 1,611,063
Marketable securities	1,149,148	1,087,164
Accounts receivable, net of allowances of $10,635 and $12,672 as of December 31, 2023 and 2022, respectively	763,159	681,532
Prepaid expenses and other current assets	64,316	74,918
Total current assets	3,338,559	3,454,677
Property and equipment, net	32,225	59,575
Operating lease right-of-use assets	92,119	206,253
Goodwill and intangible assets, net	117,462	124,822
Other assets	14,040	17,403
Total assets	$ 3,594,405	$ 3,862,730
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 79,058	$ 87,920
Accrued expenses and other current liabilities	238,032	292,611
Total current liabilities	317,090	380,531
Operating lease liabilities	160,616	178,694
Other liabilities	26,019	21,851
Total liabilities	503,725	581,076
Commitments and contingencies		
Stockholders' equity:		
Class A common stock, $0.00001 par value, 6,666,667 shares authorized, 591,663 and 593,918 shares issued and outstanding as of December 31, 2023 and 2022, respectively; Class B common stock, $0.00001 par value, 1,333,333 shares authorized, 86,355 and 89,284 shares issued and outstanding as of December 31, 2023 and 2022, respectively	7	7
Additional paid-in capital	5,241,954	5,407,724
Accumulated other comprehensive loss	(1,013)	(11,419)
Accumulated deficit	(2,150,268)	(2,114,658)
Total stockholders' equity	3,090,680	3,281,654
Total liabilities and stockholders' equity	$ 3,594,405	$ 3,862,730

The accompanying notes are an integral part of these consolidated financial statements.

Pinterest, Inc.
Consolidated statements of operations
(In thousands, except per share amounts)

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenue	$ 3,055,071	$ 2,802,574	$ 2,578,027
Costs and expenses:			
Cost of revenue	688,760	678,597	529,320
Research and development	1,068,416	948,980	780,264
Sales and marketing	911,166	933,133	641,279
General and administrative	512,407	343,541	300,977
Total costs and expenses	3,180,749	2,904,251	2,251,840
Income (loss) from operations	(125,678)	(101,677)	326,187
Interest income (expense), net	105,439	30,235	3,075
Other income (expense), net	3,799	(14,502)	(8,291)
Income (loss) before provision for income taxes	(16,440)	(85,944)	320,971
Provision for income taxes	19,170	10,103	4,533
Net income (loss)	$ (35,610)	$ (96,047)	$ 316,438
Net income (loss) per share:			
Basic	$ (0.05)	$ (0.14)	$ 0.49
Diluted	$ (0.05)	$ (0.14)	$ 0.46
Weighted-average shares used in computing net income (loss) per share:			
Basic	674,641	665,732	640,030
Diluted	674,641	665,732	691,651

The accompanying notes are an integral part of these consolidated financial statements.

Pinterest, Inc.
Consolidated statements of comprehensive income (loss)
(In thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net income (loss)	$ (35,610)	$ (96,047)	$ 316,438
Other comprehensive income (loss), net of taxes:			
Change in unrealized gain (loss) on available-for-sale marketable securities	10,001	(8,334)	(4,252)
Change in foreign currency translation adjustment	405	(904)	(409)
Comprehensive income (loss)	$ (25,204)	$ (105,285)	$ 311,777

Form 10-K

The accompanying notes are an integral part of these consolidated financial statements.

Pinterest, Inc.
Consolidated statements of stockholders' equity
(in thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Stockholders' Equity
	Shares	Amount				
Balance as of December 31, 2020	626,372	$ 6	$ 4,574,934	$ 2,480	$ (2,335,049)	$ 2,242,371
Release of restricted stock units and issuance of restricted stock awards, net	21,944	1	—	—	—	1
Issuance of common stock for cash upon exercise of stock options, net	7,806	—	23,912	—	—	23,912
Issuance of common stock related to charitable contributions	750	—	45,300	—	—	45,300
Share-based compensation	—	—	415,382	—	—	415,382
Other comprehensive loss	—	—	—	(4,661)	—	(4,661)
Net income	—	—	—	—	316,438	316,438
Balance as of December 31, 2021	656,872	$ 7	$ 5,059,528	$ (2,181)	$ (2,018,611)	$ 3,038,743
Release of restricted stock units and issuance of restricted stock awards, net	17,435	—	—	—	—	—
Shares repurchased for tax withholdings on release of restricted stock units and restricted stock awards	—	—	(161,809)	—	—	(161,809)
Issuance of common stock for cash upon exercise of stock options, net	8,895	—	12,882	—	—	12,882
Share-based compensation	—	—	497,123	—	—	497,123
Other comprehensive loss	—	—	—	(9,238)	—	(9,238)
Net loss	—	—	—	—	(96,047)	(96,047)
Balance as of December 31, 2022	683,202	$ 7	$ 5,407,724	$ (11,419)	$ (2,114,658)	$ 3,281,654
Release of restricted stock units and issuance of restricted stock awards, net	12,776	—	—	—	—	—
Shares repurchased for tax withholdings on release of restricted stock units and restricted stock awards	—	—	(335,019)	—	—	(335,019)
Issuance of common stock for cash upon exercise of stock options, net	2,756	—	8,499	—	—	8,499
Issuance of common stock related to charitable contributions	500	—	12,890	—	—	12,890
Repurchases of Class A common stock	(21,216)	—	(500,000)	—	—	(500,000)
Share-based compensation	—	—	647,860	—	—	647,860
Other comprehensive income	—	—	—	10,406	—	10,406
Net loss	—	—	—	—	(35,610)	(35,610)
Balance as of December 31, 2023	678,018	$ 7	$ 5,241,954	$ (1,013)	$ (2,150,268)	$ 3,090,680

The accompanying notes are an integral part of these consolidated financial statements.

Pinterest, Inc.
Consolidated statements of cash flows
(in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Operating activities			
Net income (loss)	$ (35,610)	$ (96,047)	$ 316,438
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	21,509	46,489	27,500
Share-based compensation	647,860	497,123	415,382
Non-cash charitable contributions	12,890	—	45,300
Impairment and abandonment charges for leases and leasehold improvements	117,315	—	—
Amortization (accretion) of investment premiums discount	(21,897)	(638)	5,908
Other	(2,438)	(13,251)	3,699
Changes in assets and liabilities:			
Accounts receivable	(80,782)	(28,856)	(88,862)
Prepaid expenses and other assets	18,102	(30,214)	(14,727)
Operating lease right-of-use assets	55,324	56,024	43,995
Accounts payable	(9,261)	70,777	(33,451)
Accrued expenses and other liabilities	(43,544)	20,627	82,435
Operating lease liabilities	(66,507)	(52,832)	(50,710)
Net cash provided by operating activities	612,961	469,202	752,907
Investing activities			
Purchases of property and equipment and intangible assets	(8,063)	(28,984)	(9,031)
Purchases of marketable securities	(1,308,020)	(1,028,480)	(1,104,087)
Sales of marketable securities	35,850	7,417	274,654
Maturities of marketable securities	1,243,240	1,007,861	849,520
Acquisition of business, net of cash acquired	—	(86,059)	(36,914)
Net cash used in investing activities	(36,993)	(128,245)	(25,858)
Financing activities			
Proceeds from exercise of stock options, net	8,256	12,882	23,912
Repurchases of Class A common stock	(500,000)	—	—
Shares repurchased for tax withholdings on release of restricted stock units and restricted stock awards	(335,019)	(161,809)	—
Payment of deferred offering costs and other financing activities	—	—	(1,750)
Net cash (used in) provided by financing activities	(826,763)	(148,927)	22,162
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,667	(1,434)	(1,058)
Net increase in cash, cash equivalents and restricted cash	(249,128)	190,596	748,153
Cash, cash equivalents and restricted cash, beginning of period	1,617,660	1,427,064	678,911
Cash, cash equivalents and restricted cash, end of period	$ 1,368,532	$ 1,617,660	$ 1,427,064
Supplemental cash flow information			
Cash paid for income taxes, net	$ 19,173	$ 10,008	$ 1,494
Non-cash investing and financing activities:			
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$ 32,784	$ 31,515	$ 118,977

Reconciliation of cash, cash equivalents and restricted cash to consolidated balance sheets			
Cash and cash equivalents	$ 1,361,936	$ 1,611,063	$ 1,419,630
Restricted cash included in prepaid expenses and other current assets	2,542	1,067	1,137
Restricted cash included in other assets	4,054	5,530	6,297
Total cash, cash equivalents and restricted cash	$ 1,368,532	$ 1,617,660	$ 1,427,064

The accompanying notes are an integral part of these consolidated financial statements.

Form 10-K

Pinterest, Inc.
Notes to consolidated financial statements

1. Description of business and summary of significant accounting policies

Description of business

Pinterest was incorporated in Delaware in 2008 and is headquartered in San Francisco, California. Pinterest is a visual search and discovery platform, positioned at the intersection of search, social, and commerce. We generate revenue by delivering ads on our website and mobile application.

Basis of presentation and consolidation

We prepared the accompanying consolidated financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). The consolidated financial statements include the accounts of Pinterest, Inc. and its wholly owned subsidiaries. We have eliminated all intercompany balances and transactions.

Reclassifications

We have reclassified certain amounts in prior periods to conform with current presentation.

Use of estimates

Preparing our consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect amounts reported in the consolidated financial statements and accompanying notes. We base these estimates and judgments on historical experience and various other assumptions that we consider reasonable. GAAP requires us to make estimates and assumptions in several areas, including the fair values of financial instruments, assets acquired and liabilities assumed through business combinations, share-based awards, and contingencies as well as the collectability of our accounts receivable, the useful lives of our intangible assets and property and equipment, the incremental borrowing rate we use to determine our operating lease liabilities, and revenue recognition, among others. Actual results could differ materially from these estimates and judgments.

Segments

We operate as a single operating segment. Our chief operating decision maker is our Chief Executive Officer ("CEO"), who reviews financial information presented on a consolidated basis, accompanied by disaggregated information about our revenue, for purposes of making operating decisions, assessing financial performance and allocating resources.

Revenue recognition

We generate revenue by delivering ads on our website and mobile application. We recognize revenue only after transferring control of promised goods or services to customers, which occurs when a user clicks on an ad contracted on a cost per click ("CPC") basis, views an ad contracted on a cost per thousand impressions ("CPM") or cost per day ("CPD") basis or views a video ad contracted on a cost per view ("CPV") basis. We recognize revenue over the service period for ads contracted on a CPD basis, which do not contain minimum impression guarantees. We typically bill customers on a CPC, CPM, CPV, or CPD basis, and our payment terms vary by customer type and location. The term between billing and payment due dates is not significant.

We recognize revenue only after satisfying our contractual performance obligations. We occasionally offer customers free ad inventory. When contracts with our customers contain multiple performance obligations, we allocate the overall transaction price, which is the amount of consideration to which we expect to be entitled in exchange for promised goods or services, to each of the distinct performance obligations based on their relative standalone selling prices. We generally determine standalone selling prices based on the effective price charged per contracted click, impression or view, and we do not disclose the value of unsatisfied performance obligations because the original expected duration of our contracts is generally less than one year.

We record sales commissions in sales and marketing as incurred because we would amortize these over a period of less than one year.

Deferred revenue was $15.3 million and $13.2 million as of December 31, 2023 and 2022, respectively.

Cost of revenue

Cost of revenue consists primarily of expenses associated with the delivery of our service, including the cost of hosting our website and mobile application. Cost of revenue also includes personnel-related expense, including salaries, benefits and share-based compensation for employees on our operations teams, payments associated with partner arrangements, credit card and other transaction processing fees, amortization of acquired intangible assets and allocated facilities and other supporting overhead costs.

Share-based compensation

Restricted stock units ("RSUs") granted under our 2009 Stock Plan (the "2009 Plan") are subject to both a service condition, which is typically satisfied over four years, and a performance condition, which was deemed satisfied upon the pricing of our initial public offering ("IPO"). We did not record any share-based compensation expense for our RSUs prior to our IPO because the performance condition had not yet been satisfied. Upon pricing our IPO, we recorded cumulative share-based compensation expense using the accelerated attribution method for those RSUs granted under our 2009 Plan for which the service condition had been satisfied at that date. We record the remaining unrecognized share-based compensation expense over the remainder of the requisite service period.

RSUs, restricted stock awards ("RSAs"), and stock options granted under our 2019 Omnibus Incentive Plan (the "2019 Plan") are generally subject only to a service condition, which is typically satisfied over two to four years. We record share-based compensation expense for these RSUs, RSAs and stock options on a straight-line basis over the requisite service period.

We measure RSUs and RSAs based on the fair market value of our common stock on the grant date and stock options based on their estimated grant date fair values, which we determine using the Black-Scholes option-pricing model. We record the resulting expense in our consolidated statements of operations over the requisite service period, which is generally four years, and we account for forfeitures as they occur.

Income taxes

We account for income taxes using the asset and liability method. We recognize deferred tax assets and liabilities for temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted statutory tax rates in effect for the years in which we expect the differences to reverse. We establish valuation allowances to reduce deferred tax assets to the amounts we believe it is more likely than not we will be able to realize. We recognize tax benefits from uncertain tax positions when we believe it is more likely than not that the tax position is sustainable on examination by tax authorities based on its technical merits. We recognize taxes on Global Intangible Low-Taxed Income as incurred.

Advertising expenses

We record advertising expenses as incurred and include these in sales and marketing in the consolidated statements of operations. Advertising expenses were $145.6 million, $139.7 million and $94.7 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Marketable securities

We invest in highly liquid corporate debt securities, U.S. treasury securities, asset-backed securities, U.S. government agency securities, municipal securities, non-U.S. government and supranational bonds and certificates of deposit. We classify marketable investments with stated maturities of ninety days or less from the date of purchase as cash equivalents and those with stated maturities greater than ninety days from the date of purchase as marketable securities.

We classify our marketable securities as available-for-sale investments in our current assets because they are available for use to support current operations. We carry our marketable investments at fair value and record unrealized gains or losses, net of taxes, in accumulated other comprehensive income (loss) in stockholders' equity. We determine realized gains and losses on the sale of marketable investments using a specific identification method and record these and any expected credit losses in other income (expense), net.

Fair value measurements

We account for certain assets and liabilities at fair value, which is the amount we believe market participants would be willing to receive to sell an asset or pay to transfer a liability in an orderly transaction. We categorize these assets and liabilities into the three levels below based on the degree to which the inputs we use to measure their fair values are observable in active markets. We use the most observable inputs available to us when measuring fair value.

- Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets

- Level 2: Observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, or inputs that are derived principally from or corroborated by observable market data or other means

- Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities

Accounts receivable, net of allowances

We record accounts receivable at the original invoiced amount. We maintain an allowance for credit losses for any receivables we may be unable to collect. We estimate uncollectible receivables based on our receivables' age, our customers' credit quality and current economic conditions, among other factors that may affect our customers' ability to pay. We also maintain an allowance for sales credits, which we determine based on historical credits issued to customers. We include the allowances for credit losses and sales credits in accounts receivable, net in the consolidated balance sheets.

Property and equipment

We carry property and equipment at cost less accumulated depreciation and calculate depreciation using the straight-line method over our assets' estimated useful lives, which are generally:

Property and Equipment	Useful Life
Computer and network equipment	3 years
Furniture and fixtures	4 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Leases and operating lease incremental borrowing rate

We lease office space under operating leases with expiration dates through 2035. We determine whether an arrangement constitutes a lease at inception and record lease liabilities and right-of-use assets on our consolidated balance sheets at lease commencement. We measure lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or our incremental borrowing rate, which is the estimated rate we would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. We estimate our incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to our own. We measure right-of-use assets based on the corresponding lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs we incur and (iii) tenant incentives under the lease. We begin recognizing rent expense when the lessor makes the underlying asset available to us, we do not assume renewals or early terminations unless we are reasonably certain to exercise these options at commencement and we do not allocate consideration between lease and non-lease components.

For short-term leases, we record rent expense in our consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

Business combinations

We include the results of operations of businesses that we acquire in our consolidated financial statements beginning on their respective acquisition dates. We allocate the fair value of the purchase consideration to the assets acquired and liabilities assumed based on their estimated fair values. When the fair value of the purchase consideration exceeds the fair values of the identifiable assets and liabilities acquired, we record the excess as goodwill. Our estimates of fair value are based on assumptions we believe to be reasonable but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets and liabilities acquired with the corresponding offset to goodwill. Any adjustments after the measurement period are reflected in our consolidated statements of operations.

Long-lived assets, including goodwill and intangible assets

We record definite-lived intangible assets at fair value less accumulated amortization. We calculate amortization using the straight-line method over the assets' estimated useful lives of up to ten years.

We review our property and equipment, operating lease right-of-use assets and intangible assets for impairment whenever events or circumstances indicate that an asset's carrying value may not be recoverable. We measure recoverability by comparing an asset's carrying value to the future undiscounted cash flows that we expect it to generate. If this test indicates that the asset's carrying value is not recoverable, we record an impairment charge to reduce the asset's carrying value to its fair value.

We recorded $117.3 million of impairment and abandonment charges for operating lease right-of-use assets and leasehold improvements for the year ended December 31, 2023. Refer to Note 13, "Restructuring" for further information. In the fourth quarter of 2022, we recorded $9.4 million of impairment charges for acquired intangible assets. We did not record any other material property and equipment or intangible asset impairments during the periods presented.

We review goodwill for impairment at least annually or more frequently if current circumstances or events indicate that the fair value of our single reporting unit may be less than its carrying value. We did not record any goodwill impairment during the periods presented.

Website development costs

We capitalize costs to develop our website and mobile application when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Due to the iterative process by which we perform upgrades and the relatively short duration of our development projects, development costs meeting our capitalization criteria were not material during the periods presented.

Loss contingencies

We are involved in various lawsuits, claims and proceedings that arise in the ordinary course of business. We record a liability for these when we believe it is probable that we have incurred a loss and can reasonably estimate the loss. We regularly evaluate current information to determine whether we should adjust a recorded liability or record a new one.

Foreign currency

The functional currency of our international subsidiaries is generally their local currency. We translate these subsidiaries' financial statements into U.S. dollars using month-end exchange rates for assets and liabilities and rates that approximate those in effect during the period for revenue and costs and expenses. We record translation gains and losses in accumulated other comprehensive loss in stockholders' equity. We record foreign exchange gains and losses in other income (expense), net. Our net foreign exchange gains and losses were not material for the periods presented.

Concentration of business risk

We have an agreement with Amazon Web Services ("AWS") to provide the cloud computing infrastructure we use to host our website, mobile application and many of the internal tools we use to operate our business. We are currently required to maintain a substantial majority of our monthly usage of certain compute, storage, data transfer and other services on AWS. Any transition of the cloud services currently provided by AWS to another cloud services provider would be difficult to implement and would cause us to incur significant time and expense.

Concentration of credit risk

Financial instruments that may potentially expose us to concentrations of credit risk primarily consist of cash, cash equivalents, marketable securities and restricted cash. Our investment policy is meant to preserve capital and maintain liquidity. The policy limits our marketable investments to investment-grade securities and limits our credit exposure by limiting our concentration in any one corporate issuer or sector and by establishing a minimum credit rating for marketable investments we purchase. Although we deposit cash and marketable investments with multiple financial institutions, our deposits may exceed insurable limits.

No customer accounted for more than 10% of our revenue for the years ended December 31, 2023, 2022 and 2021.

Our accounts receivable are generally unsecured. We monitor our customers' credit quality on an ongoing basis and maintain reserves for estimated credit losses. Bad debt expense was not material for the years ended December 31, 2023, 2022 and 2021.

Recent Accounting Pronouncements Not Yet Adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,* which requires disclosure of incremental segment information on an annual and interim basis. ASU 2023-07 will be effective for our annual periods beginning January 1, 2024, and interim periods beginning January 1, 2025. The amendments must be applied retrospectively, and early adoption is permitted. We are currently evaluating the effects of adoption on our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* which requires disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. ASU 2023-09 will be effective for us beginning January 1, 2025. The amendments may be applied prospectively or retrospectively, and early adoption is permitted. We are currently evaluating the effects of adoption on our consolidated financial statements.

2. Cash, cash equivalents and marketable securities

Cash, cash equivalents and marketable securities consist of the following (in thousands):

| | December 31, 2023 | | | |
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash and cash equivalents:				
Cash	$ 220,583	$ —	$ —	$ 220,583
Money market funds	1,032,675	—	—	1,032,675
Commercial paper	106,312	—	(44)	106,268
Corporate bonds	859	—	—	859
Certificates of deposit	1,551	—	—	1,551
Total cash and cash equivalents	1,361,980	—	(44)	1,361,936
Marketable securities:				
Corporate bonds	428,002	1,277	(1,322)	427,957
Commercial paper	200,963	212	(30)	201,145
U.S. treasury securities	336,721	251	(616)	336,356
Certificates of deposit	132,314	152	(9)	132,457
Non-U.S. government and supranational bonds	9,101	1	(119)	8,983
U.S. agency bonds	42,324	3	(77)	42,250
Total marketable securities	1,149,425	1,896	(2,173)	1,149,148
Total	$ 2,511,405	$ 1,896	$ (2,217)	$ 2,511,084

	December 31, 2022			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash and cash equivalents:				
Cash	$ 474,365	$ —	$ —	$ 474,365
Money market funds	1,017,191	—	—	1,017,191
Commercial paper	111,996	—	(21)	111,975
Corporate bonds	1,542	—	—	1,542
U.S. treasury securities	5,988	2	—	5,990
Total cash and cash equivalents	1,611,082	2	(21)	1,611,063
Marketable securities:				
Corporate bonds	370,445	172	(7,542)	363,075
Commercial paper	241,407	71	(286)	241,192
U.S. treasury securities	244,056	33	(1,173)	242,916
Certificates of deposit	158,607	60	(421)	158,246
Municipal securities	28,029	4	(584)	27,449
Non-U.S. government and supranational bonds	23,228	—	(629)	22,599
U.S. agency bonds	31,695	40	(48)	31,687
Total marketable securities	1,097,467	380	(10,683)	1,087,164
Total	$ 2,708,549	$ 382	$ (10,704)	$ 2,698,227

Our allowance for credit losses for our marketable securities was not material as of December 31, 2023 and 2022.

The fair value of our marketable securities by contractual maturity is as follows (in thousands):

	December 31, 2023
Due in one year or less	$ 835,925
Due after one to five years	313,223
Total	$ 1,149,148

Net realized gains and losses from sales of available-for-sale securities were not material for any period presented.

Form 10-K

3. Fair value of financial instruments

The fair values of the financial instruments we measure at fair value on a recurring basis are as follows (in thousands):

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 1,032,675	$ —	$ —	$ 1,032,675
Commercial paper	—	106,268	—	106,268
Certificates of deposit	—	1,551	—	1,551
Corporate bonds	—	859	—	859
Marketable securities:				
Corporate bonds	—	427,957	—	427,957
Commercial paper	—	201,145	—	201,145
U.S. treasury securities	336,356	—	—	336,356
Certificates of deposit	—	132,457	—	132,457
Non-U.S. government and supranational bonds	—	8,983	—	8,983
U.S. agency bonds	—	42,250	—	42,250
Prepaid expenses and other current assets:				
Certificates of deposit	—	2,542	—	2,542
Restricted cash:				
Certificates of deposit	$ —	$ 4,054	$ —	$ 4,054

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 1,017,191	$ —	$ —	$ 1,017,191
Commercial paper	—	111,975	—	111,975
U.S. treasury securities	5,990	—	—	5,990
Corporate bonds	—	1,542	—	1,542
Marketable securities:				
Corporate bonds	—	363,075	—	363,075
Commercial paper	—	241,192	—	241,192
U.S. treasury securities	242,916	—	—	242,916
Certificates of deposit	—	158,246	—	158,246
Municipal securities	—	27,449	—	27,449
Non-U.S. government and supranational bonds	—	22,599	—	22,599
U.S. agency bonds	—	31,687	—	31,687
Prepaid expenses and other current assets:				
Certificates of deposit	—	1,067	—	1,067
Restricted cash:				
Certificates of deposit	$ —	$ 5,530	$ —	$ 5,530

We classify our marketable securities within Level 1 or Level 2 because we determine their fair values using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

4. Other balance sheet components

Property and equipment, net

Property and equipment, net consists of the following (in thousands):

	December 31,	
	2023	2022
Leasehold improvements	$ 64,326	$ 104,557
Furniture and fixtures	21,077	30,882
Computer and network equipment	26,603	32,845
Total property and equipment	112,006	168,284
Less: accumulated depreciation	(90,116)	(116,291)
Construction in progress	10,335	7,582
Property and equipment, net	$ 32,225	$ 59,575

Depreciation expense was $14.1 million, $21.6 million and $26.2 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consists of the following (in thousands):

	December 31,	
	2023	2022
Accrued hosting expenses	$ 53,262	$ 53,380
Accrued compensation	48,924	48,146
Operating lease liabilities	35,666	50,274
Other accrued expenses	100,180	140,811
Accrued expenses and other current liabilities	$ 238,032	$ 292,611

5. Acquisition

On June 10, 2022, we acquired all outstanding shares of The Yes Platform, Inc. ("The Yes"), an AI powered shopping platform for fashion. We believed the acquisition of The Yes would help accelerate our vision for Pinterest to be the home of taste-driven shopping.

The total purchase consideration was $87.6 million in cash. Of this, we attributed $15.0 million to customer relationships, $13.6 million to developed technology, and $60.0 million to goodwill. Goodwill represents the synergies we expect to realize from the acquisition and the assembled workforce and is not deductible for tax purposes.

We included the results of The Yes's operations in our consolidated financial statements beginning on the acquisition date. The acquisition did not have a material impact on our consolidated financial statements so we have not presented historical and pro forma disclosures.

In the fourth quarter of 2022, we recorded impairment charges of $9.4 million related to the customer relationships and developed technology. Refer to Note 6 for detail.

6. Goodwill and intangible assets, net

Goodwill was unchanged for the year ended December 31, 2023 and increased by $60.0 million for the year ended December 31, 2022, due to our acquisition of The Yes.

Intangible assets, net consists of the following (in thousands):

	December 31, 2023			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Useful Life[1]
Acquired technology, patents and other intangibles	$ 39,907	$ (24,246)	$ 15,661	4.9 years
Customer relationships	17,700	(16,126)	1,574	1.6 years
Total intangible assets, net	$ 57,607	$ (40,372)	$ 17,235	

	December 31, 2022			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Useful Life[1]
Acquired technology, patents and other intangibles	$ 39,907	$ (17,427)	$ 22,480	4.9 years
Customer relationships	17,700	(15,585)	2,115	1.6 years
Total intangible assets, net	$ 57,607	$ (33,012)	$ 24,595	

[1] Based on the weighted-average useful life established as of acquisition date.

Amortization expense was $7.4 million, $24.9 million, and $1.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

During the fourth quarter of 2022, we evaluated the acquired intangible assets from The Yes for impairment due to the departure of certain key employees. We concluded that the fair values of the customer relationships and developed technology were impaired and recorded impairment charges of $6.3 million and $3.1 million to sales and marketing and cost of revenue, respectively.

Estimated future amortization expense as of December 31, 2023, is as follows (in thousands):

	Intangible Asset Amortization
2024	$ 7,359
2025	5,464
2026	3,424
2027	476
2028	434
Thereafter	78
Total	$ 17,235

7. Commitments and contingencies

As of December 31, 2023, our non-cancelable contractual commitments are as follows (in thousands):

	Purchase Commitments	Operating Leases	Total Commitments
2024	$ —	$ 42,906	$ 42,906
2025	—	33,197	33,197
2026	—	31,542	31,542
2027	—	27,919	27,919
2028	—	22,172	22,172
Thereafter	1,754,553	83,233	1,837,786
Total	$ 1,754,553	$ 240,969	$ 1,995,522

Purchase commitments

In April 2021, we entered into a new private pricing addendum with AWS, which governs our use of cloud computing infrastructure provided by AWS. Under the new pricing addendum, we are required to purchase at least $3,250.0 million of cloud services from AWS through April 2029. If we fail to do so, we are required to pay the difference between the amount we spend and the required commitment amount. As of December 31, 2023, our remaining contractual commitment is $1,754.6 million. We expect to meet our remaining commitment.

Legal matters

We are involved in various lawsuits, claims and proceedings that arise in the ordinary course of business, including those described below. While the results of legal matters are inherently uncertain, we do not believe there is a reasonable possibility that the ultimate resolution of these matters, either individually or in aggregate, will have a material adverse effect on our business, financial position, results of operations or cash flows.

Revolving credit facility

In October 2022, we replaced the $500.0 million revolving credit facility entered into in November 2018 with an amended and restated five-year $400.0 million revolving credit facility (the "2022 revolving credit facility") that contained an accordion option which, if exercised, would allow us to increase the aggregate commitments by up to $405.0 million provided we are able to secure additional lender commitments and satisfy certain other conditions.

In October 2023, we amended the 2022 revolving credit facility to increase our aggregate commitment to $500.0 million and reduce our accordion option from $405.0 million to $305.0 million. Interest on any borrowings under the 2022 revolving credit facility accrues at either an adjusted term SOFR plus 0.10% and a margin of 1.50% or at an alternative base rate plus a margin of 0.50%, at our election, and we are required to pay an annual commitment fee that accrues at 0.15% per annum on the unused portion of the aggregate commitments under the 2022 revolving credit facility.

The 2022 revolving credit facility also allows us to issue letters of credit, which reduce the amount we can borrow. We are required to pay a fee that accrues at 0.125% per annum on the average aggregate daily maximum amount available to be drawn under any outstanding letters of credit.

The 2022 revolving credit facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict our ability to incur indebtedness, grant liens, make distributions to holders of our stock or the stock of our subsidiaries, make investments or engage in transactions with our affiliates. The 2022 revolving credit facility also contains a financial maintenance covenant: a maximum net leverage ratio of consolidated debt to consolidated EBITDA no greater than 3.50 to 1.00, subject to an increase up to 4.00 to 1.00 for a certain period following an acquisition. The obligations under the 2022 revolving credit facility are secured by liens on substantially all of our domestic assets, including certain domestic intellectual property assets.

Our total borrowing capacity under the revolving credit facility is $500.0 million as of December 31, 2023. We have not issued any letters of credit and are in compliance with all covenants under the 2022 revolving credit facility as of December 31, 2023.

8. Leases

We have entered into various non-cancelable office space operating leases with original lease periods expiring between 2024 and 2035. These do not contain material variable rent payments, residual value guarantees, covenants or other restrictions. Operating lease costs for the years ended December 31, 2023, 2022 and 2021, are as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Lease cost:			
Operating lease cost (1)	$ 51,044	$ 66,022	$ 53,691
Short-term lease cost	759	2,809	1,434
Total	$ 51,803	$ 68,831	$ 55,125

(1) The decrease in operating lease cost for the year ended December 31, 2023 compared to the year ended December 31, 2022 is primarily due to office space reductions. Refer to Note 13, "Restructuring" for further information.

The weighted-average remaining term of our operating leases was 7.2 years and 6.8 years, and the weighted-average discount rate used to measure the present value of our operating lease liabilities was 5.1% and 4.1% as of December 31, 2023 and 2022, respectively.

Maturities of our operating lease liabilities, which do not include short-term leases, as of December 31, 2023, are as follows (in thousands):

	Operating Leases
2024	$ 42,906
2025	33,197
2026	31,542
2027	27,919
2028	22,172
Thereafter	83,233
Total lease payments	240,969
Less imputed interest	(44,687)
Total operating lease liabilities	$ 196,282

Cash payments included in the measurement of our operating lease liabilities were $61.8 million, $64.0 million and $59.0 million for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, operating leases that have not yet commenced were not material and are excluded from the table above.

9. Stockholder's Equity

Equity incentive plan

In June 2009, our board of directors adopted and approved our 2009 Plan, which provides for the issuance of stock options, RSAs and RSUs to qualified employees, directors and consultants. Stock options granted under our 2009 Plan have a maximum life of 10 years and an exercise price not less than 100% of the fair market value of our common stock on the date of grant. RSUs granted under our 2009 Plan have a maximum life of seven years. No shares of our common stock were reserved for future issuance under our 2009 Plan as of December 31, 2023.

Our 2019 Plan became effective upon closing of our IPO and succeeds our 2009 Plan. Our 2019 Plan provides for the issuance of stock options, RSAs, RSUs and other equity- or cash-based awards to qualified employees, directors and consultants. Stock options granted under our 2019 Plan have a maximum life of 10 years and an exercise price not less than 100% of the fair market value of our common stock on the date of grant. 145,335,295 shares of our Class A common stock were reserved for future issuance under our 2019 Plan as of December 31, 2023.

The number of shares of our Class A common stock available for issuance under the 2019 Plan will be increased by the number of shares of our Class B common stock subject to awards outstanding under our 2009 Plan that would, but for the terms of the 2019 Plan, have returned to the share reserves of the 2009 Plan pursuant to the terms of such awards, including as the result of forfeiture, repurchase, expiration or retention by us in order to satisfy an award's exercise price or tax withholding obligations. In addition, the number of shares of our Class A common stock reserved for issuance under our 2019 Plan will automatically increase on the first day of each fiscal year through and including January 1, 2029, in an amount equal to 5% of the total number of shares of our Class A common stock and our Class B common stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors.

Stock option activity

Stock option activity during the year ended December 31, 2023, was as follows (in thousands, except per share amounts):

	Stock Options Outstanding			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value [1]
			(in years)	
Outstanding as of December 31, 2022	15,799	$ 13.25	6.1	$ 174,165
Exercised	(2,756)	3.08		
Outstanding as of December 31, 2023	13,043	$ 15.41	6.1	$ 282,197
Exercisable as of December 31, 2023	7,164	$ 11.67	4.2	$ 181,762

[1] We calculate intrinsic value based on the difference between the exercise price of in-the-money-stock options and the fair value of our common stock as of the respective balance sheet date.

The total grant-date fair value of stock options vested during the years ended December 31, 2023, 2022 and 2021 was $28.4 million, $9.5 million and $3.2 million, respectively. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2023, 2022 and 2021 was $70.2 million, $180.2 million and $511.4 million, respectively.

Restricted stock unit and restricted stock award activity

RSU and RSA activity during the year ended December 31, 2023, was as follows (in thousands, except per share amounts):

	Restricted Stock Units and Restricted Stock Awards Outstanding	
	Shares	Grant Date Fair Value
Outstanding as of December 31, 2022	54,518	$ 25.46
Granted [1]	26,878	25.35
Released	(27,552)	25.11
Forfeited [1]	(8,745)	24.35
Outstanding as of December 31, 2023	45,099	$ 25.83

[1] Includes the effects of awards modified during the year ended December 31, 2023.

Share-based compensation

Share-based compensation expense during the years ended December 31, 2023, 2022 and 2021, was as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Cost of revenue	$ 11,117	$ 7,629	$ 7,438
Research and development	422,964	324,161	309,715
Sales and marketing	96,798	99,467	52,691
General and administrative	116,981	65,866	45,538
Total share-based compensation	$ 647,860	$ 497,123	$ 415,382

As of December 31, 2023, we had $1,128.1 million of unrecognized share-based compensation expense, which we expect to recognize over a weighted-average period of 2.2 years.

Fair value of stock options

We measure stock options based on their estimated grant date fair values, which we determine using the Black-Scholes option-pricing model, and we record the resulting expense in our consolidated statements of operations over the requisite service period, which is generally four years.

Form 10-K

Stock options granted during the years ended December 31, 2023 and 2021 were not material. The weighted-average grant-date fair value of stock options granted during the year ended December 31, 2022 was $11.79, which we estimated using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31, 2022
Expected term (in years)	6.1
Risk-free interest rate	3.2%
Expected volatility	61.1%
Dividend yield	—%

The key inputs we used in the Black-Scholes model are:

- *Expected term* – The expected term represents the period we expect our share-based awards to be outstanding, which is also the period we used to measure risk-free interest rates and expected volatility. We estimated the expected term using the simplified method as we do not have sufficient historical stock option exercise data.

- *Risk-free interest rate* – We estimated the risk-free interest rate based on zero-coupon U.S. Treasury notes.

- *Expected volatility* – We estimated expected volatility based on a combination of our historical volatility and that of comparable publicly-traded companies.

- *Dividend yield* – We applied a dividend yield of zero because we have never paid or declared dividends, and we have no plan to do so in the foreseeable future.

Stock Repurchase

On February 2, 2023, our board of directors authorized a stock repurchase program of up to $500.0 million of our Class A common stock, which we completed in the second quarter of 2023. Under the program, we repurchased and retired 21,215,663 shares of our Class A common stock for an aggregate purchase price of $500.0 million at an average price per share of $23.57.

On September 16, 2023, our board of directors authorized a new stock repurchase program of up to $1.0 billion of our Class A common stock. Under the stock repurchase program, we are authorized to repurchase, from time-to-time, shares of our Class A common stock through open market purchases, in privately negotiated transactions or in such other manner as permitted by securities law and as determined by management at such time and in such amounts as management may decide. The program does not obligate us to repurchase any specific number of shares and may be modified, suspended or discontinued at any time. The timing, manner, price and amount of any repurchases are determined by management in its discretion and depend on a variety of factors, including legal requirements, price and economic and market conditions. As of December 31, 2023, $1.0 billion remains available for repurchases under the stock repurchase program.

10. Net income (loss) per share

We present net income (loss) per share using the two-class method required for multiple classes of common stock. Holders of our Class A and Class B common stock have identical rights except with respect to voting, conversion and transfer rights and therefore share equally in our net income or losses.

We calculate basic net income (loss) per share by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period.

Diluted net income (loss) per share gives effect to all potential shares of common stock, including stock options, RSAs and RSUs to the extent these are dilutive. The calculation of diluted net income (loss) of Class A common stock assumes the conversion of our Class B common stock to Class A common stock, while the diluted net income (loss) of Class B common stock does not assume the conversion of those shares to Class A common stock.

We calculated basic and diluted net income (loss) per share as follows (in thousands, except per share amounts):

	Year Ended December 31,					
	2023		**2022**		**2021**	
	Class A	**Class B**	**Class A**	**Class B**	**Class A**	**Class B**
Basic net income (loss) per share:						
Numerator:						
Net income (loss)	$ (30,937)	$ (4,673)	$ (83,110)	$ (12,937)	$ 274,699	$ 41,739
Denominator:						
Basic weighted-average shares used in computing net income (loss) per share	586,109	88,532	576,061	89,671	555,608	84,422
Basic net income (loss) per share	$ (0.05)	$ (0.05)	$ (0.14)	$ (0.14)	$ 0.49	$ 0.49
Diluted net income (loss) per share:						
Numerator:						
Net income (loss)	$ (30,937)	$ (4,673)	$ (83,110)	$ (12,937)	$ 274,699	$ 41,739
Reallocation of net income as a result of conversion of Class B to Class A common stock	—	—	—	—	41,739	—
Reallocation of net income to Class B common stock	—	—	—	—	—	(3,115)
Diluted net income (loss)	$ (30,937)	$ (4,673)	$ (83,110)	$ (12,937)	$ 316,438	$ 38,624
Denominator:						
Basic weighted-average shares used in computing net income (loss) per share	586,109	88,532	576,061	89,671	555,608	84,422
Conversion of Class B to Class A common stock	—	—	—	—	84,422	—
Weighted average effect of dilutive potential common stock	—	—	—	—	51,621	—
Diluted weighted-average shares used in computing net income (loss) per share	586,109	88,532	576,061	89,671	691,651	84,422
Diluted net income (loss) per share	$ (0.05)	$ (0.05)	$ (0.14)	$ (0.14)	$ 0.46	$ 0.46

Basic net loss per share is the same as diluted net loss per share for the periods we reported net losses. We excluded the following weighted-average potential shares of common stock from our calculation of diluted net income (loss) per share because these would be anti-dilutive (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Outstanding stock options	14,463	17,405	—
Unvested restricted stock units and restricted stock awards	53,228	52,256	3,271
Total	67,691	69,661	3,271

Form 10-K

11. Income taxes

The components of income (loss) before provision for income taxes are as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
United States	$ 20,713	$ 29,108	$ 331,447
Foreign	(37,153)	(115,052)	(10,476)
Income (loss) before provision for income taxes	$ (16,440)	$ (85,944)	$ 320,971

Provision for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Current:			
Federal	$ 7,833	$ 1,681	$ —
State	6,698	7,385	2,303
Foreign	6,477	4,381	2,957
Total current tax expense	21,008	13,447	5,260
Deferred:			
Federal	6	(1,861)	6
State	3	(356)	6
Foreign	(1,847)	(1,127)	(739)
Total deferred tax expense (benefit)	(1,838)	(3,344)	(727)
Provision for income taxes	$ 19,170	$ 10,103	$ 4,533

The difference between income taxes computed at the statutory federal income tax rate and the provision for income taxes is attributable to the following (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Tax at U.S. statutory rate	$ (3,453)	$ (18,048)	$ 67,404
State income taxes, net of benefit	5,111	5,502	2,307
Foreign operations	12,018	26,985	4,448
Permanent book/tax differences	6,809	6,598	409
Share-based compensation	(18,925)	(20,663)	(269,009)
Change in valuation allowance	111,497	62,048	278,761
Tax credits	(93,887)	(52,319)	(79,787)
Provision for income taxes	$ 19,170	$ 10,103	$ 4,533

The primary difference between our effective tax rate and the federal statutory rate is the full valuation allowance we have established on our federal, state and foreign net operating losses and credits and for the years ended December 31, 2023 and December 31, 2022 includes the effects of the capitalization and amortization of research and development expenses as required by the 2017 Tax Cuts and Jobs Act.

Significant components of our deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2023	2022
Deferred tax assets:		
Net operating loss carryforwards	$ 751,273	$ 900,200
Research tax credits	570,061	473,248
Reserves, accruals, and other	26,855	31,502
Lease obligation	44,676	56,185
Share-based compensation	30,146	40,976
Research capitalization and amortization	411,113	208,373
Total deferred tax assets	1,834,124	1,710,484
Less: valuation allowance	(1,821,027)	(1,660,609)
Deferred tax assets, net of valuation allowance	13,097	49,875
Deferred tax liabilities:		
Depreciation and amortization	(7,467)	(44,790)
Prepaid expenses	(2,682)	(4,190)
Total deferred tax liabilities	(10,149)	(48,980)
Deferred tax assets (liabilities)	$ 2,948	$ 895

Due to our history of losses, we believe it is more likely than not that our U.S. and Irish deferred tax assets will not be realized as of December 31, 2023. Accordingly, we have established a full valuation allowance on our U.S. and Irish deferred tax assets. Our valuation allowance increased by $160.4 million and $120.7 million during the years ended December 31, 2023 and 2022, respectively, primarily due to U.S. federal and state tax credits and the effects of the capitalization and amortization of research and development expenses as required by the 2017 Tax Cuts and Job Act, offset by the utilization of net operating loss.

As of December 31, 2023, we had federal, California and other state net operating loss carryforwards of $2,914.6 million, $555.0 million and $1,387.5 million, respectively. Our federal carryforwards do not expire. If not utilized, our California and other state carryforwards will begin to expire in 2028 and 2026, respectively. Utilization of our net operating loss carryforwards may be subject to annual limitations due to the ownership change limitations provided by Section 382 of the Internal Revenue Code and similar state provisions. Our net operating loss carryforwards could expire before utilization if subject to annual limitations. As of December 31, 2023, we had $208.5 million and $10.2 million of Irish and Other Foreign net operating loss carryforwards, respectively that can be carried forward indefinitely.

As of December 31, 2023, we had federal and California research and development credit carryforwards of $491.4 million and $365.7 million, respectively. If not utilized, our federal carryforwards will begin to expire in 2037. Our California carryforwards do not expire.

Changes in gross unrecognized tax benefits were as follows (in thousands):

	Gross Unrecognized Tax Benefits
Balance as of December 31, 2021	$ 205,059
Increases for tax positions of prior years	—
Decreases for tax positions of prior years	(3,347)
Increases for tax positions of current year	38,226
Balance as of December 31, 2022	$ 239,938
Increases for tax positions of prior years	3,736
Decreases for tax positions of prior years	(119)
Increases for tax positions of current year	44,377
Audit Settlement	(37,027)
Balance as of December 31, 2023	$ 250,905

Recognizing the $250.9 million of gross unrecognized tax benefits we had as of December 31, 2023 would affect our effective tax rate by $5.3 million. The remaining $245.6 million of gross unrecognized tax benefits would be offset by the reversal of related deferred tax assets, which primarily are subject to a full valuation allowance. We do not expect our gross unrecognized tax benefits to change significantly within the next 12 months. We recognize interest and penalties related to uncertain tax positions in provision for income taxes. Accrued interest and penalties are not material as of December 31, 2023 and 2022.

We are subject to taxation in the U.S. and various other state and foreign jurisdictions. As we have net operating loss carryforwards for U.S. federal and state jurisdictions, the statute of limitations is open for all tax years. For material foreign jurisdiction, the tax years open to examination include the years 2019 and forward.

12. Geographical information

Revenue disaggregated by geography based on our customers' billing addresses is as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
U.S. and Canada[1]	$ 2,350,188	$ 2,264,640	$ 2,109,089
Europe[2]	501,290	410,516	384,657
Rest of World	203,593	127,418	84,281
Total revenue	$ 3,055,071	$ 2,802,574	$ 2,578,027

[1] United States revenue was $2,226.3 million, $2,144.3 million and $2,003.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. No individual country other than the United States exceeded 10% of our total revenue for any period presented.

[2] Europe includes Russia and Turkey.

Property and equipment, net and operating lease right-of-use assets by geography is as follows (in thousands):

	December 31,	
	2023	2022
United States	$ 66,335	$ 205,374
Ireland	18,658	4,950
Mexico	12,835	11,627
International[1]	26,516	43,877
Total property and equipment, net and operating lease right-of-use assets	$ 124,344	$ 265,828

[1] Other than the United States, Ireland and Mexico, no other country exceeded 10% of our total property and equipment, net and operating lease right-of-use assets for any period presented.

13. Restructuring

In March 2023, we initiated a restructuring plan intended to support our corporate strategy, improve efficiency and position our business in light of the ongoing macroeconomic environment (the "Plan").

As part of the Plan, we announced a workforce reduction of approximately 4%. We also ceased occupying our former headquarters at 505 Brannan Street in San Francisco, which we are actively marketing for sublease, and abandoned certain other leased office spaces in order to adjust our office space footprint to better align with the needs of our flexible work model. As a result, we recorded impairment and abandonment charges for the related operating lease right-of-use assets and leasehold improvements.

The Plan was completed in the third quarter of 2023. Restructuring charges for the year ended December 31, 2023 were as follows (in thousands):

	Office Space Reductions[1]	Severance and Other Personnel Costs	Total
Cost of revenue	$ —	$ —	$ —
Research and development	—	4,696	4,696
Sales and marketing	—	2,749	2,749
General and administrative	117,315	2,122	119,437
Total	$ 117,315	$ 9,567	$ 126,882

[1] Office space reductions are non-cash and include impairment charges and accelerated expense related to operating lease right-of-use assets and leasehold improvements. We estimated the fair value of the impaired assets using a discounted cash flow model based on market participant assumptions.

Item 9. Changes in and disagreements with accountants on accounting and financial disclosure

None.

Item 9A. Controls and procedures

Evaluation of disclosure controls and procedures

Our management, with the participation of our chief executive officer ("CEO") and chief financial officer ("CFO"), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our CEO and CFO have concluded that as of December 31, 2023, our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission ("SEC"), and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management's report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on the assessment, management has concluded that its internal control over financial reporting was effective as of December 31, 2023 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in internal control over financial reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(d) and 15d-15(d) under the Exchange Act) during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on effectiveness of controls and procedures

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Item 9B. Other information

During the last fiscal quarter, our directors and officers entered into or terminated the following Rule 10b5–1 trading arrangements, the material terms of which are summarized below:

(1) On December 11, 2023, Julia Brau Donnelly, Chief Financial Officer, adopted a trading plan intended to satisfy Rule 10b5-1(c) under the Exchange Act ("Rule 10b5-1(c)") to sell, between March 11, 2024 and November 15, 2024 (a) up to 65,972 shares of our Class A common stock, and (b) the net shares of our Class A common stock to be issued to Ms. Donnelly after the satisfaction of applicable taxes following the vesting and settlement of 196,414 RSUs.

Item 9C. Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

Item 10. Directors, executive officers and corporate governance

The information required by this item is incorporated by reference to the sections titled "Election of directors", "Corporate governance", "Executive officers" and, as applicable, "Delinquent section 16(a) reports that will be included in our Definitive Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission (SEC) within 120 days of December 31, 2023 (the "2024 Proxy Statement).

Item 11. Executive compensation

The information required by this item is incorporated by reference to the sections titled "Executive compensation" and "Director compensation" that will be included in our 2024 Proxy Statement.

Item 12. Security ownership of certain beneficial owners and management and related stockholder matters

The information required by this item is incorporated by reference to the sections titled "Security ownership of certain beneficial owners and management" and "equity compensation plan information" that will be included in our 2024 Proxy Statement.

Item 13. Certain relationships and related transactions, and director independence

The information required by this item is incorporated by reference to the sections titled "Election of directors" and "Other matters" that will be included in our 2024 Proxy Statement.

Item 14. Principal accountant fees and services

The information required by this item is incorporated by reference to the section titled "Audit matters" that will be included in our 2024 Proxy Statement.

Item 15. Exhibits and financial statement schedules

The following documents are filed as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements

   The consolidated financial statements are filed as part of this Annual Report on Form 10-K under "Item 8. Financial Statements and Supplementary Data."

2. Financial Statement Schedules

   The financial statement schedules are omitted because they are either not applicable or the information required is presented in the financial statements and notes thereto under "Item 8. Financial Statements and Supplementary Data."

3. Exhibits

   The exhibits listed in the following Exhibit Index are filed, furnished, or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of the Company.	8-K	001-38872	3.2	April 23, 2019
3.2	Certificate of Change of Registered Agent.	8-K	001-38872	3.1	December 21, 2021
3.3	Amended and Restated Bylaws of the Company.	8-K	001-38872	3.1	November 22, 2022
4.1	Description of our Common Stock.	10-K	001-38872	4.2	February 7, 2020
4.2	Form of Indenture.	10-K	001-38872	4.3	February 3, 2022
10.1+	Form of Indemnification Agreement between the Company and each of its directors and executive officers.	S-1/A	333-230458	10.1	April 8, 2019
10.2+	Form of Executive Severance & Change in Control Agreement (CEO).	S-1/A	333-230458	10.14	April 8, 2019
10.3+	Form of Amended and Restated Executive Severance & Change in Control Agreement (Non-CEO).	10-K	001-38872	10.3	February 3, 2022
10.4+	Confidential Information and Invention Assignment Agreement by and between Cold Brew Labs Inc. and Benjamin Silbermann, dated as of October 28, 2008.	S-1/A	333-230458	10.4	March 29, 2019
10.5+	Pinterest, Inc. 2009 Stock Plan, as amended.	S-1	333-230458	10.7	March 22, 2019
10.6+	Pinterest, Inc. 2009 Stock Plan Notice of Stock Option Grant and Stock Option Agreement by and between the Company and Benjamin Silbermann, dated as of April 25, 2013.	S-1	333-230458	10.8	March 22, 2019
10.7+	Form of Pinterest, Inc. 2009 Stock Plan Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement.	S-1	333-230458	10.9	March 22, 2019
10.8+	Pinterest, Inc. 2019 Omnibus Incentive Plan.	S-1/A	333-230458	10.11	March 29, 2019
10.9+	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Restricted Stock Unit Grant Notice and Agreement.	S-1/A	333-230458	10.12	April 8, 2019

10.10+	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Restricted Stock Grant Notice and Agreement.	10-K	001-38872	10.14	February 7, 2020
10.11+	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Stock Option Grant Notice and Agreement.	10-K	001-38872	10.15	February 7, 2020
10.12+	Non-Employee Director Compensation Policy.	10-Q	001-38872	10.1	April 28, 2021
10.13+	Pinterest, Inc. 2009 Stock Plan Notice of Stock Option Grant and Stock Option Agreement.	S-8	333-230999	4.3	April 23, 2019
10.14+	Consulting Agreement dated October 13th, 2021 and effective October 15, 2021, Evan Sharp.	10-Q	001-38872	10.2	November 4, 2021
10.15+	Offer Letter, dated June 22, 2022, between Pinterest, Inc. and William Ready.	8-K	001-38872	10.1	June 28, 2022
10.16+	Executive Severance and Change in Control Agreement, dated June 23, 2022 between Pinterest, Inc. and William Ready.	8-K	001-38872	10.2	June 28, 2022
10.17+	Transition Letter, dated June 22, 2022 between Pinterest, Inc. and Ben Silbermann.	8-K	001-38872	10.3	June 28, 2022
10.18+	Pinterest, Inc. 2019 Omnibus Incentive Plan Stock Option Grant Notice and Agreement by and between Pinterest, Inc. and William Ready, dated as of June 29, 2022.	10-Q	001-38872	10.4	August 1, 2022
10.19+	Pinterest, Inc. 2019 Omnibus Incentive Plan Restricted Stock Award Grant Notice and Agreement by and between Pinterest, Inc. and William Ready, dated as of August 31, 2022.	10-Q	001-38872	10.1	October 27, 2022
10.20+	Offer Letter, dated November 14, 2022, between Pinterest, Inc. and Wanji Walcott.	10-K	001-38872	10.25	February 6, 2023
10.21+	Offer Letter, dated May 24, 2023, between Pinterest, Inc. and Julia Brau Donnelly.	8-K	001-38872	10.1	May 30, 2023
10.22+	Pinterest, Inc. Severance Plan for Certain Employees.	10-Q	001-38872	10.1	October 30, 2023
10.23	Revolving Credit Agreement, by and among the Company, the Guarantors and JP Morgan Chase Bank, N.A., as administrative agent, dated as of October 25, 2022.	10-Q	001-38872	10.2	October 27, 2022
10.24	First Amendment to Revolving Credit and Guaranty Agreement, by and among the Company, the Guarantors and JP Morgan Chase Bank, N.A., as administrative agent, dated as of October 19, 2023.	10-Q	001-38872	10.2	October 30, 2023
10.25	Cooperation Agreement, dated December 6, 2022, by and among Elliott Associates, L.P., Elliott International L.P. and Pinterest, Inc.	8-K	001-38872	10.1	December 6, 2022
21.1*	List of Subsidiaries of Pinterest, Inc.				
23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.				
24.1*	Power of Attorney.				
31.1*	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				

31.2* Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1** Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1* Pinterest, Inc. Clawback Policy.

101.INS* Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).

101.SCH* Inline XBRL Taxonomy Extension Schema Document.

101.CAL* Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF* Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB* Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE* Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104* Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

+ Indicates a management contract or compensatory plan

* Filed herewith

** Furnished herewith

Item 16. Form 10-K summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

PINTEREST, INC.

Date: February 8, 2024

By: /s/ Julia Brau Donnelly

Julia Brau Donnelly

Chief Financial Officer

(Principal Financial Officer)

Power of attorney

The undersigned directors and officers of Pinterest, Inc. hereby constitute and appoint William Ready, Julia Brau Donnelly and Wanjiku Walcott, and each of them, any of whom may act without joinder of the other, the individual's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and all other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Power of attorney

Name	Title	Date
/s/ William Ready William Ready	Chief Executive Officer (Principal Executive Officer)	February 8, 2024
/s/ Jeffrey Jordan Jeffrey Jordan	Director	February 8, 2024
/s/ Leslie J. Kilgore Leslie J. Kilgore	Director	February 8, 2024
/s/ Jeremy S. Levine Jeremy S. Levine	Director	February 8, 2024
/s/ Gokul Rajaram Gokul Rajaram	Director	February 8, 2024
/s/ Fredric G. Reynolds Fredric G. Reynolds	Director	February 8, 2024
/s/ Evan Sharp Evan Sharp	Director	February 8, 2024
/s/ Benjamin Silbermann Benjamin Silbermann	Director	February 8, 2024
/s/ Salaam Coleman Smith Salaam Coleman Smith	Director	February 8, 2024
/s/ Marc Steinberg Marc Steinberg	Director	February 8, 2024
/s/ Andrea Wishom Andrea Wishom	Director	February 8, 2024
/s/ Scott Schenkel Scott Schenkel	Director	February 8, 2024
/s/ Julia Brau Donnelly Julia Brau Donnelly	Chief Financial Officer (Principal Financial Officer)	February 8, 2024

| /s/ Andrea Acosta | Chief Accounting Officer (Principal Accounting Officer) | February 8, 2024 |
| Andrea Acosta | | |

Form 10-K

Exhibit 21.1

Subsidiaries of the Company

The following is a list of subsidiaries of Pinterest, Inc., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2023:

Name of Subsidiary	Jurisdiction of Incorporation
Pinterest Europe Limited	Ireland

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-269599) pertaining to the 2019 Omnibus Incentive Plan of Pinterest, Inc.,

(2) Registration Statement (Form S-8 No. 333-262500) pertaining to the 2019 Omnibus Incentive Plan of Pinterest, Inc.,

(3) Registration Statement (Form S-3 No. 333-255554) of Pinterest, Inc.,

(4) Registration Statement (Form S-8 No. 333-252746) pertaining to the 2019 Omnibus Incentive Plan of Pinterest, Inc.,

(5) Registration Statement (Form S-8 No. 333-236301) pertaining to the 2019 Omnibus Incentive Plan of Pinterest, Inc., and

(6) Registration Statement (Form S-8 No. 333-230999) pertaining to the 2009 Stock Plan and the 2019 Omnibus Incentive Plan of Pinterest, Inc.

of our reports dated February 8, 2024, with respect to the consolidated financial statements of Pinterest, Inc., and the effectiveness of internal control over financial reporting of Pinterest, Inc., included in this Annual Report (Form 10-K) of Pinterest, Inc. for the year ended December 31, 2023.

/s/ Ernst & Young LLP

San Francisco, California
February 8, 2024

Form 10-K

Exhibit 31.1

CERTIFICATION OF PERIODIC REPORT UNDER SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, William Ready, certify that:

1. I have reviewed this Annual Report on Form 10-K of Pinterest, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

PINTEREST, INC.

Date: February 8, 2024   By: /s/ William Ready
                                            William Ready
                                            Chief Executive Officer
                                            (Principal Executive Officer)

Exhibit 31.2

**CERTIFICATION OF PERIODIC REPORT UNDER SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002**

I, Julia Brau Donnelly, certify that:

1. I have reviewed this Annual Report on Form 10-K of Pinterest, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

PINTEREST, INC.

Date: February 8, 2024   By: /s/ Julia Brau Donnelly
                                     Julia Brau Donnelly
                                     Chief Financial Officer
                                     (Principal Financial Officer)

Exhibit 32.1

**CERTIFICATIONS OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, William Ready, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K of Pinterest, Inc. for the fiscal year ended December 31, 2023 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Pinterest, Inc.

I, Julia Brau Donnelly, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K of Pinterest, Inc. for the fiscal year ended December 31, 2023 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Pinterest, Inc.

PINTEREST, INC.

Date: February 8, 2024

By: /s/ William Ready
William Ready
Chief Executive Officer
(Principal Executive Officer)

Date: February 8, 2024

By: /s/ Julia Brau Donnelly
Julia Brau Donnelly
Chief Financial Officer
(Principal Financial Officer)

The foregoing certifications are furnished and are not deemed filed with the Securities and Exchange Commission for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), and are not deemed to be incorporated by reference into any filing of Pinterest, Inc. under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that Pinterest, Inc. specifically incorporates them by reference.

Exhibit 97.1

PINTEREST, INC.

COMPENSATION RECOUPMENT (CLAWBACK) POLICY

Adopted as of November 6, 2023

I.   Mandatory Recoupment of "Incentive-Based Compensation" on a Restatement

It is the policy of Pinterest, Inc. (the "*Company*") that, in the event the Company is required to prepare an accounting restatement of the Company's financial statements due to the Company's material non-compliance with any financial reporting requirement under the federal securities laws (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), the Company will recover on a reasonably prompt basis the amount of any Incentive-Based Compensation Received by a Covered Executive during the Recovery Period that exceeds the amount that otherwise would have been Received had it been determined based on the restated financial statements.

If the Talent Development and Compensation Committee (the "*Committee*") of the Company's Board of Directors determines the amount of Incentive-Based Compensation Received by a Covered Executive during a Recovery Period exceeds the amount that would have been Received if determined or calculated based on the Company's restated financial results, such excess amount of Incentive-Based Compensation shall be subject to recoupment by the Company pursuant to this Policy. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the Committee will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return. In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined without regard to any taxes paid with respect to such compensation. The Company will maintain and will provide to the New York Stock Exchange documentation of all determinations and actions taken in complying with this Policy.

The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Committee determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under the New York Stock Exchange listing rules, and not required under Rule 10D-1, including if the Committee determines that the direct expense paid to a third party to assist in enforcing Section I of this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts.

The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation arrangements with Covered Executives.

II.   Cause Trigger for Recoupment of "Covered Compensation"

It is the Policy of the Company that, if a Covered Executive engages in conduct that constitutes Cause results in (i) a material error in the calculation of any performance-based measure used to determine any Covered Compensation, or (ii) material financial or reputational harm to the Company, the Committee will require that such Covered Executive reimburse a portion of the Covered Compensation received by such Covered Executive during the three fiscal years immediately preceding the date on which the Committee becomes aware of the conduct constituting Cause. This trigger shall be referred to herein as the "*Cause Trigger.*"

The amount of Covered Compensation recouped from a Covered Executive due to the occurrence of a Cause Trigger shall be determined by the Committee in its sole discretion based on the severity of the facts and circumstances surrounding the conduct of the Covered Executive and the nature of the material error in the calculation of the performance-based measure used to determine the Covered Compensation and/or the financial and reputational harm to the Company. In no event shall the amount of Covered Compensation recouped from a Covered Executive pursuant to Section II of this Policy exceed an amount equal to the Annual Amount.

The Committee's determination as to whether a Covered Executive has engaged in conduct giving rise to Cause shall be made in good faith by the Committee and after the Covered Executive has been provided with an opportunity to address the Committee, and any determination by the Committee shall be final and binding on the Covered Executive.

This Section II shall apply to Covered Compensation "received" during the three fiscal years immediately preceding the date on which the Committee becomes aware of the conduct giving rise to Cause in connection with the Cause Trigger; provided, that the Policy shall only apply to Covered Compensation "received" on or after December 14, 2022. Covered Compensation shall be deemed "received" for purposes of Section II of this Policy on the date of payment, grant or vesting, as determined by the Committee.

The Company is authorized to take appropriate steps to implement this Policy with respect to Covered Compensation arrangements with Covered Executives.

III. Policy Administration and Definitions

This Policy is administered by the Committee. Section I hereof is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Standard 303A.14 adopted by the New York Stock Exchange to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, "*Rule 10D-1*").

For purposes of this Policy:

"*Annual Amount*" means, for the purposes of the Cause Trigger, a dollar amount equal to the Covered Compensation received by a Covered Executive during the twelve-month period immediately preceding (a) the date on which the conduct giving rise to Cause occurs, or (b) the date on which the Committee becomes aware of the conduct giving rise to Cause in connection with the Cause Trigger (whichever of (a) or (b) is greater).

"*Cause*" means any of the following: (i) Covered Executive willfully engages in misconduct that contributes to a material error in the calculation of any performance-based measure used to determine any Covered Compensation, (ii) Covered Executive willfully fails to perform their duties and responsibilities to the Company or willfully engages in conduct that is in bad faith and is or would reasonably be expected to be materially injurious to the Company, including but not limited to, gross negligence, misappropriation of trade secrets, fraud or embezzlement; (iii) an act of dishonesty or misrepresentation made by a Covered Executive in connection with the Covered Executive's responsibilities to the Company that is or would reasonably be expected to be materially injurious to the Company; (iv) a Covered Executive's unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the Covered Executive owes an obligation of nondisclosure as a result of the Covered Executive's relationship with the Company that is or would reasonably be expected to be materially injurious to the Company; (v) a Covered Executive commits a

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material breach of any written agreement or covenant between the Covered Executive and the Company, which breach is not cured within thirty (30) days after receipt of written notice describing in detail such breach to the Covered Executive from the Company; (vi) a Covered Executive's repeated or material failure to comply with the Company's written policies or rules; (vii) a Covered Executive willfully refuses to implement or follow a lawful directive by the Covered Executive's supervisor, directly related to the Covered Executive's duties, which breach is not cured within thirty (30) days after receipt of written notice describing in detail such breach to the Covered Executive from the Company; (viii) a Covered Executive engages in material misfeasance or malfeasance demonstrated by a continued pattern of material failure to perform the essential job duties associated with the Covered Executive's position, which breach is not cured within thirty (30) days after receipt of written notice describing in detail such breach to the Covered Executive from the Company; (ix) a Covered Executive's willful, material violation of any law or regulation applicable to the business of the Company that is or would reasonably be expected to be materially injurious to the Company; (x) a Covered Executive's conviction of, plea of nolo contendere to, or acknowledgement of the commission of, a felony, another crime involving moral turpitude or any crime (whether or not a felony) against the Company; or (xi) a Covered Executive's material failure to comply with any reasonable investigation or formal proceeding. For the avoidance of doubt, material injury to the Company includes reputational harm. The determination as to whether a Covered Executive's conduct constitutes "Cause" shall be made in good faith by the Committee and shall be final and binding on the Covered Executive.

"*Covered Compensation*" means any (i) cash compensation that is granted, earned, or vested based wholly or in part upon the attainment of performance measures and (ii). equity or equity-based compensation, whether or not granted pursuant to the Pinterest, Inc. 2009 Stock Plan (as amended from time to time), the Pinterest, Inc. 2019 Omnibus Incentive Plan (as amended from time to time) or any successor plan. For the avoidance of doubt, Covered Compensation shall not include annual base salary or wage payments or cash compensation that is granted or vested solely on account of a Covered Executive's continuation as a service provider of the Company and without regard to the achievement of performance measures.

"*Covered Executive*" means (i) the Chief Executive Officer and their direct reports that are designated as Global Job Level 21, and (ii) any non-Level 21 employees that have been designated as "executive officers" for purposes of Rule 10D-1; provided that, for purposes of Section I of this Policy, only if the individual meets one of those requirements on or after October 2, 2023; and further provided that, for purposes of Section II of this Policy, only if the individual meets one of those requirements (i) on or after December 14, 2022 or (ii) at any point during the three fiscal years immediately preceding that date on which the Committee becomes aware of the conduct giving rise to Cause in connection with the Cause Trigger, whether or not such individual is serving in such capacity as of the date on which the Committee determines that such individual engaged in conduct constituting Cause..

"*Incentive-Based Compensation*" means any compensation granted, earned, or vested based in whole or in part on the Company's attainment of a financial reporting measure that was Received by a person (i) on or after October 2, 2023 and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation. A financial reporting measure is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company's stock price or total shareholder return.

Incentive-Based Compensation is deemed to be "***Received***" in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded.

"***Recovery Period***" means the three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement described in this Policy, all as determined pursuant to Rule 10D-1, and any transition period of less than nine months that is within or immediately following such three fiscal years.

IV.   General

The Company may effect any recovery pursuant to this Policy by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Committee determines to be appropriate.

Any right of recoupment or recovery pursuant to this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy, any employment agreement or plan or award terms, and any other legal remedies available to the Company; provided that the Company shall not recoup amounts pursuant to such other policy, terms or remedies to the extent it is recovered pursuant to this Policy. For avoidance of doubt, this Policy shall supersede and replace in its entirety the Company's Clawback Policy that was adopted effective as of December 14, 2022.

The Company shall not indemnify any Covered Executive against any liability or loss (including without limitation the loss of any Incentive-Based Compensation and/or Covered Compensation pursuant to this Policy, any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executive to fund potential recovery obligations under this Policy, or any judgments, fines, taxes, penalties or amounts paid in settlement by or on behalf of any Covered Executive) incurred by such Covered Executive in connection with or as a result of any action taken by the Company to enforce this Policy (a "***Clawback Proceeding***"), or provide any indemnification or advancement of expenses (including attorneys' fees) incurred by such Covered Executive in connection with any such Clawback Proceeding.

The Company shall be able to enforce the recovery, reimbursement and/or cancellation obligations described in this Policy by all legal means available. No recovery or reimbursement of Incentive-Based Compensation and/or Covered Compensation under this Policy will be an event giving rise to a right to resign for "good reason" or be deemed a "constructive termination" (or any similar term) as such terms are used in any agreement between any Covered Executive and the Company.

Each Covered Executive shall be required to sign and return to the Company the Acknowledgement Form attached hereto as Exhibit A pursuant to which such individual will agree to be bound by, and to comply with, the terms and conditions of this Policy.

Any determinations made by the Committee under this Policy shall be final and binding on all affected individuals.

The Committee may amend, modify or terminate this Policy in whole or in part at any time in its sole discretion, subject to applicable law, and the Committee may adopt such rules and procedures that it deems necessary or appropriate to implement this Policy or to comply with applicable laws and regulations.

Exhibit A

PINTEREST, INC.

COMPENSATION RECOUPMENT (CLAWBACK) POLICY

ACKNOWLEDGEMENT FORM

By signing below, the undersigned executive (the "*Covered Executive*") acknowledges and confirms that the Covered Executive has received and reviewed a copy of the Pinterest, Inc. Compensation Recoupment (Clawback) Policy (as may be amended, restated, supplemented, or otherwise modified from time to time, and together with any plan, program, or agreement providing for the repayment of compensation, the "*Policy*"), and, in addition, the Covered Executive acknowledges and agrees that, for good and valid consideration, including continuing participation in Pinterest, Inc.'s (the "*Company*") cash and equity incentive compensation programs, the receipt and sufficiency of which the Covered Executive hereby acknowledges, the Covered Executive will be bound by and abide by the Policy as follows:

(a)   the Covered Executive is and will continue to be subject to the Policy and the Policy will apply both during and after the Covered Executive's employment with the Company;

(b)   to the extent necessary to comply with the Policy, the Company and the Covered Executive hereby amend any employment agreement, equity award agreement or similar agreement that the Covered Executive is a party to with the Company;

(c)   the Covered Executive shall abide by the terms of the Policy, including, without limitation, by returning any compensation to the Company to the extent required by, and in a manner permitted by, the Policy, and understands and agrees that the Covered Executive shall not be entitled to any (i) indemnification for any liability (including any amounts owed by the Covered Executive in a judgment or settlement of any Clawback Proceeding (as defined in the Policy)), or loss (including judgments, fines, taxes, penalties or amounts paid in settlement by or on behalf of the Covered Executive) incurred by the Covered Executive in connection with or as a result of any action taken by the Company's Board of Directors (the "*Board*") or a duly authorized committee of the Board (a "*Committee*") to enforce the Policy or (ii) indemnification or advancement of any expenses (including attorneys' fees) from the Company and or any subsidiary of the Company incurred by the Covered Executive in connection with any Clawback Proceeding; provided, however, if the Covered Executive is successful on the merits in the defense of any claim asserted against the Covered Executive in a Clawback Proceeding, the Covered Executive shall be indemnified for the expenses (including attorneys' fees) the Covered Executive reasonably incurred to defend such claim;

(d)   any amounts payable to the Covered Executive shall be subject to the Policy as may be in effect and interpreted or modified from time to time in the sole discretion of the Board or a Committee or as required by applicable law or the requirements of any securities exchange on which the Company's securities are listed, and that such interpretation or modification will be covered by this acknowledgment;

(e)   the Company may recover compensation paid to the Covered Executive through any method of recovery a Committee or its delegate deems appropriate, including without limitation by reducing any amount that is or may become payable to the Covered Executive, and the Covered Executive agrees to comply with any request or demand for repayment by the Company in order to comply with the Policy;

(f)   the Company is not responsible for and shall not make the Covered Executive whole for any effect under any tax law or regulation of the recovery of any compensation pursuant to the Policy, or for any taxes paid by the Covered Executive on compensation that is subject to recovery or is recovered pursuant to the Policy; and

(g)   the Covered Executive hereby knowingly, voluntarily and intentionally waives, and agrees not to assert any claim regarding, any and all rights to indemnification, advancement and other rights from the Company or any subsidiary of the Company to which the Covered Executive is now or may become entitled under any indemnification agreement between the Covered Executive and the Company (including any provisions related to non-exclusivity of rights contained therein), the Company's Certificate of Incorporation and Bylaws, the governing documents of each subsidiary of the Company and the Delaware General Corporation Law, in each case to the extent such waiver and agreement is necessary to give effect to the preceding provisions of this paragraph.

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Signature

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Print Name

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Date



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